Exhibit 2.1

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. REDACTED INFORMATION IS INDICATED BY [* * *].

STOCK PURCHASE AGREEMENT

dated as of June 22, 2025

by and between

ILLUMINA, INC.

and

STANDARD BIOTOOLS INC.

-i-

-ii-

-iii-

EXHIBITS

Exhibit A – Earnout Consideration

Exhibit B – Form of Royalty Agreement

Exhibit C – Form of Transition Services Agreement

Exhibit D – Form of License Agreement

Exhibit E – Form of Single SOMAmer Royalty Agreement

SCHEDULES

Schedule 1 – Accounting Principles

-iv-

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement, dated as of June 22, 2025 (this “Agreement”), is entered into by and between Illumina, Inc., a Delaware corporation (“Purchaser”), and Standard BioTools Inc., a Delaware corporation (“Seller”). Defined terms used herein have the meanings set forth in Section 11.13.

W I T N E S S E T H

WHEREAS, Seller is the record and beneficial owner of (i) all of the issued and outstanding shares in the capital stock of SomaLogic, Inc., a Delaware corporation (the “Company”), (ii) all of the limited liability company interests in Sengenics Corporation LLC, a Delaware limited liability company, and (iii) all of the ordinary shares of Sengenics Corporation Pte Ltd, a private company limited by shares organized under the laws of Singapore (such shares, ordinary shares and limited liability company interests, collectively, the “Shares”);

WHEREAS, the Company, the Company Subsidiaries and the Sengenics Entities (collectively, the “Group Companies”) own and operate Seller’s aptamer-based and functional proteomics business, which includes KREX, Single SOMAmer, translational and diagnostic assays but excludes Seller’s mass cytometry and microfluidics businesses (the “Business”);

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser, all of the issued and outstanding Shares; and

WHEREAS, the Board of Directors of Seller (the “Seller Board”) established a special committee of the Seller Board consisting solely of “disinterested directors” (as defined in Section 144(e)(4) of the DGCL) (the “Special Committee”) and delegated to the Special Committee the full power and authority of the Seller Board, to the maximum extent permitted by applicable law, to, among other things, (i) explore, consider, evaluate, review, negotiate and approve or reject the Transactions and (ii) determine whether the Transactions are advisable, fair to and in the best interest of Seller and its stockholders.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

THE STOCK PURCHASE

Section 1.1 Stock Purchase. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, assign, transfer and deliver to Purchaser (or one or more of its designed Affiliates), and Purchaser (or one or more of its designed Affiliates) shall purchase, acquire and accept delivery from Seller of, the Shares, free and clear of all Liens (except for transfer restrictions of general applicability as may be provided under applicable securities Laws). In consideration for the foregoing sale of the Shares, at the Closing, Purchaser shall pay or cause to be paid to Seller the Closing Aggregate Consideration by wire transfer of immediately available funds to the Seller Closing Account. The purchase and sale of the Shares pursuant to the terms of this Agreement and the consummation of the other transactions contemplated hereby are collectively referred to in this Agreement as the “Transactions”.

Section 1.2 Closing. The closing of the Transactions (the “Closing”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts) (a) on the day that is three Business Days following the satisfaction or waiver (to the extent permitted by applicable Law) by the Party entitled to the benefit of such conditions at the Closing of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (by the Party entitled to the benefit of such conditions) at the Closing of those conditions), or (b) on such other date, time or place as is agreed to in writing by the Parties. The date on which the Closing occurs is referred to herein as the “Closing Date”. The Parties agree that solely for accounting purposes the “Closing” will be deemed to have occurred at 12:01 a.m. New York City time on the Closing Date (it being understood that such deemed time of the Closing shall not affect any of the other terms and provisions of this Agreement and shall not affect the calculation of the Closing Aggregate Consideration or the Final Closing Aggregate Consideration or the components thereof).

Section 1.3 Closing Deliveries and Payments.

(a) Seller Closing Deliverables. At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser the following:

(i) stock (or equivalent) certificates representing all of the Shares (if the Shares are certificated) duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, and other proper documents of assignments for all of the Shares to evidence transfer to Purchaser and/or its designed Affiliates;

(ii) the certificate required to be delivered pursuant to Section 7.2(d);

(iii) duly executed counterparts of each Ancillary Agreement to which Seller or any Group Company is a party; and

(iv) a duly executed IRS Form W-9 of Seller.

(b) Purchaser Closing Deliverables. At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller the following:

(i) the Closing Aggregate Consideration by wire transfer of immediately available funds to the Seller Closing Account;

(ii) the certificate required to be delivered pursuant to Section 7.3(c); and

(iii) duly executed counterparts of each Ancillary Agreement to which Purchaser is a party.

(c) Transaction Expenses Payment. At the Closing, Purchaser shall pay, or cause to be paid (i) on behalf of the Group Companies, all Specified Transaction Expenses and (ii) the remaining portion of any Shared Expenses that remain unpaid as of immediately prior to the Closing, in each case in accordance with the Preliminary Closing Statement and the Invoices therefor furnished to Purchaser pursuant to Section 6.2; provided that if Purchaser has not received an Invoice for any Specified Transaction Expenses or Shared Expenses at least three Business Days prior to the Closing Date in accordance with Section 6.2 but such Specified Transaction Expenses or Shared Expenses are reflected in the Closing Aggregate Consideration or the Final Closing Aggregate Consideration, Purchaser shall pay, or cause to be paid, such Specified Transaction Expenses or Shared Expenses, as applicable, promptly following Purchaser’s receipt of such Invoice; provided, further, that Seller shall use reasonable best efforts to deliver any such Invoice within 180 days following the Closing Date. In the case of any Transaction Expenses that are payable to Continuing Employees, Purchaser shall cause the applicable Group Company to make payment of such expenses to such Continuing Employees through payroll of the applicable Group Company as soon as practicable after the Closing (and in any event at or prior to the second regularly scheduled payroll of the applicable Group Company following the Closing).

(d) Resignations. At the Closing, Seller shall deliver resignations from the directors and managers (and, if requested by Purchaser at least three Business Days prior to the Closing Date, any officers) of each Group Company effective as of the Closing.

Section 1.4 Withholding Rights. Purchaser, Seller and their respective Affiliates shall be entitled to deduct and withhold from any payment made pursuant to this Agreement any amounts as are required to be deducted and withheld with respect to the making of such payment under applicable Tax Laws; provided that, other than with respect to compensatory payments, the Person intending to withhold or deduct shall provide the Person in respect of whom such withholding or deduction would be made (a) written notice of its intent to withhold at least 15 days prior to withholding or deducting any amount pursuant to this Section 1.4 and (b) a reasonable opportunity to deliver such documentation that establishes a basis to reduce the amount of, or eliminate the necessity for, such withholding. The Parties shall reasonably cooperate to eliminate or minimize any such withholding in accordance with applicable Tax Laws. The Party withholding or deducting any amount pursuant to this Section 1.4 shall timely remit such amount to the appropriate Governmental Authority. To the extent amounts are so withheld and timely paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE II

Consideration; Post-Closing Adjustment

Section 2.1 Consideration. (a) At or prior to the close of business on the date which is two Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser a written statement (the “Preliminary Closing Statement”) setting forth:

(i) Seller’s good faith estimates of (A) the Cash Amount (the “Estimated Cash Amount”), (B) the Indebtedness Amount (the “Estimated Indebtedness Amount”), (C) the Net Working Capital Amount (the “Estimated Net Working Capital Amount”) and (D) the Transaction Expenses (the “Estimated Transaction Expenses”) (including a reasonably detailed summary of the calculations made to arrive at such amounts);

(ii) a list of and, as applicable and to the extent received from the applicable payee, payment instructions for the payment of, the Estimated Transaction Expenses;

(iii) the calculation of the Closing Aggregate Consideration; and

(iv) a designation of a bank account (the “Seller Closing Account”), and payment instructions therefor, for the payment of the Closing Aggregate Consideration by Purchaser at the Closing.

The Estimated Cash Amount, Estimated Indebtedness Amount, Estimated Transaction Expenses and Estimated Net Working Capital Amount in the Preliminary Closing Statement shall be prepared and calculated in accordance with the definitions of the applicable terms set forth in this Agreement, including the Accounting Principles as applicable.

(b) At least five Business Days prior to the Closing Date, Seller shall deliver to Purchaser a draft of the Preliminary Closing Statement for information purposes only (which shall not be considered the Preliminary Closing Statement for any purposes hereunder). Purchaser shall be entitled to review the draft Preliminary Closing Statement upon its delivery pursuant to this Section 2.1(b), and, in connection therewith, at the reasonable request of Purchaser, (i) Purchaser and its Representatives shall be permitted reasonable access during normal business hours to review and obtain copies of the Group Companies’ books and records and any work papers (subject to the execution of customary work paper access letters if requested by the Group Companies’ accountant) related to the preparation of the Preliminary Closing Statement; provided that in no event shall the exercise of the rights granted to Purchaser and its Representatives pursuant to this clause (i) be a basis to delay or prevent the Closing; and (ii) Seller shall make available its and the Group Companies’ personnel and accountants to advise and assist Purchaser in its review of the draft Preliminary Closing Statement. Seller shall review any comments proposed by Purchaser with respect to the draft Preliminary Closing Statement and shall consider, in good faith, any appropriate changes thereto prior to the delivery of the Preliminary Closing Statement pursuant to Section 2.1(a). For the avoidance of doubt, Purchaser’s failure to propose any change with respect to the draft Preliminary Closing Statement shall not impact Purchaser’s rights with respect to proposing such change, or any other change, in the Proposed Closing Statement in accordance with Section 2.2.

(c) For purposes of this Agreement, the term “Closing Aggregate Consideration” means (i) the Base Consideration, plus (ii) the Estimated Cash Amount, minus (iii) the Estimated Indebtedness Amount, plus (iv) the amount, if any, by which the Estimated Net Working Capital Amount is greater than the Target Net Working Capital Amount, minus (v) the amount, if any, by which the Target Net Working Capital Amount is greater than the Estimated Net Working Capital Amount, minus (vi) the Estimated Transaction Expenses.

(d) For purposes of this Agreement, the term “Final Closing Aggregate Consideration” means (i) the Base Consideration, plus (ii) the Cash Amount as finally determined pursuant to Section 2.2, minus (iii) the Indebtedness Amount as finally determined pursuant to Section 2.2, plus (iv) the amount, if any, by which the Net Working Capital Amount as finally determined pursuant to Section 2.2 is greater than the Target Net Working Capital Amount, minus (v) the amount, if any, by which the Target Net Working Capital Amount is greater than the Net Working Capital Amount as finally determined pursuant to Section 2.2, minus (vi) the Transaction Expenses, as finally determined pursuant to Section 2.2.

Section 2.2 Final Closing Balance Sheet Calculation. (a) As promptly as reasonably practicable, but in any event within 75 days after the Closing Date, Purchaser shall deliver to Seller a statement, together with reasonable supporting detail, showing the calculation of the Cash Amount, Indebtedness Amount, Net Working Capital Amount and Transaction Expenses (the “Proposed Closing Statement”). The Cash Amount, Indebtedness Amount, Transaction Expenses and Net Working Capital Amount in the Proposed Closing Statement shall be prepared and calculated in accordance with the definitions of the applicable terms set forth in this Agreement, including the Accounting Principles as applicable.

(b) Seller and its Representatives shall be permitted reasonable access during normal business hours to review and obtain copies of the Group Companies’ books and records and any work papers (subject to the execution of customary work paper access letters if requested by the Group Companies’ accountant) related to the preparation of the Proposed Closing Statement and the adjustments contemplated thereby. At the reasonable request of Seller, Purchaser shall make available its and the Group Companies’ personnel and accountants to advise and assist Seller and its Representatives in their review of the Proposed Closing Statement and any objections or disputes with respect thereto. If Seller has any objections to the Proposed Closing Statement, Seller shall deliver to Purchaser a statement setting forth its objections thereto, which statement shall indicate each disputed item and the amount and the basis for Seller’s disagreement therewith, giving reasonable detail in support thereof (an “Objections Statement”). The Objections Statement shall only include disagreements based on mathematical errors or based on the Cash Amount, Indebtedness Amount, Transaction Expenses and Net Working Capital Amount not being calculated in accordance with the definitions of the applicable terms set forth in this Agreement, including the Accounting Principles as applicable. If an Objections Statement is not delivered to Purchaser within 45 days after delivery of the Proposed Closing Statement to Seller, the Proposed Closing Statement shall be final, binding and non-appealable by the Parties, and if an Objections Statement is so delivered, any matters not specifically disputed therein shall be final, binding and non-appealable by the Parties. Seller and Purchaser shall negotiate in good faith to resolve the matters contained in the Objections Statement within 30 days after Purchaser’s receipt thereof or such longer period as the Parties may mutually agree (the “Final Closing Consideration Resolution Period”). If Purchaser and Seller reach a resolution with respect to such matters on or before the final day of the Final Closing Consideration Resolution Period, then the Proposed Closing Statement, as modified by such resolution, shall be final, conclusive and binding for all purposes hereunder.

(c) If such a resolution is not reached on or before the final day of the Final Closing Consideration Resolution Period, Seller and Purchaser shall submit such dispute to BDO USA, P.C., or if BDO USA, P.C. is unable or unwilling to serve in such capacity, another independent accounting firm of national reputation with significant experience related to purchase price adjustments that is mutually selected by Purchaser and Seller; provided that if Purchaser and

Seller cannot agree to such an accounting firm within 45 days following the delivery of an Objections Statement, then, within 15 days thereafter, each of Purchaser and Seller shall designate such an independent accounting firm and the two independent accounting firms selected by the Parties shall, within 15 days after their selection, select a third independent accounting firm of national reputation with significant experience related to purchase price adjustments to serve as the independent accounting firm to resolve the Parties’ dispute (any such firm, the “Valuation Firm”). The Valuation Firm shall act as an expert and not as arbitrator, shall only consider the disputed matters that were properly included in the Objections Statement and shall make a final determination of the Cash Amount, Indebtedness Amount, Transaction Expenses, Net Working Capital Amount and the resulting Final Closing Aggregate Consideration calculated with reference to such amounts (solely to the extent such amounts are in dispute), in accordance with the definitions of the applicable terms set forth in this Agreement, including the Accounting Principles as applicable. The resolution of the dispute by the Valuation Firm shall be based solely on the written submissions made by or on behalf of the Parties (and not by independent review), and neither Party nor its Representatives shall have any ex parte communications or meetings with the Valuation Firm concerning the subject matter hereof without the prior written consent of the other Party. The Valuation Firm may not assign a value to any item in dispute greater than the greatest value for such item assigned by any Party in the Proposed Closing Statement or an Objections Statement or less than the smallest value for such item assigned by any Party in the Proposed Closing Statement or an Objections Statement. The Valuation Firm will not consider any settlement or negotiations offers exchanged between the Parties prior to retention of the Valuation Firm. The Parties shall cooperate with the Valuation Firm during the term of its engagement. The Valuation Firm shall deliver to Purchaser and Seller, as promptly as practicable and in any event within 60 days after submission of any dispute to the Valuation Firm, a written report setting forth the resolution of such dispute determined in accordance with the terms herein; provided that any failure of the Valuation Firm to strictly conform to any deadline or time period contained within this Section 2.2 shall not render the determination of the Valuation Firm invalid and shall not be a basis for seeking to overturn any determination rendered by the Valuation Firm. The determination of the Cash Amount, Indebtedness Amount, Transaction Expenses, Net Working Capital Amount and the resulting Final Closing Aggregate Consideration calculated with reference thereto, in each case in the manner contemplated by this Section 2.2, shall become final and binding on the Parties on the date the Valuation Firm delivers its final resolution in writing to the Parties, absent a showing of manifest error, and an Order may be entered in respect thereof in any court of competent jurisdiction, subject to Section 11.8. The fees, costs and expenses of the Valuation Firm shall be borne by the Parties in proportion to the relative amount by which each Party’s determination has been modified. For example, if Seller challenges the calculation of the Net Working Capital Amount by an amount of $100,000, but the Valuation Firm determines that Seller has a valid claim for only $40,000, then Purchaser shall bear 40% of the fees, costs and expenses of the Valuation Firm and Seller shall bear the other 60% of such fees, costs and expenses.

Section 2.3 Post-Closing Adjustment Payment. If the Final Closing Aggregate Consideration is greater than or equal to the Closing Aggregate Consideration, Purchaser shall promptly (but in any event within three Business Days of the determination of the Final Closing Aggregate Consideration) pay to Seller the amount of such excess by wire transfer of immediately available funds to the Seller Closing Account (or such other bank account as Seller may designate in writing to Purchaser (any such designation to be made at least three Business Days prior to the date of any such payment)). If the Final Closing Aggregate Consideration is less than the Closing

Aggregate Consideration, Seller shall promptly (but in any event within three Business Days of the determination of the Final Closing Aggregate Consideration) pay to Purchaser the absolute value of such difference by wire transfer of immediately available funds to the bank account designated in writing by Purchaser to Seller (such designation to be made at least three Business Days prior to the date of any such payment).

Section 2.4 Earnout Consideration. Seller shall be entitled to receive earnout payments from Purchaser to the extent earned in accordance with the terms of Exhibit A attached to this Agreement.

Section 2.5 Royalty Agreement. Seller shall be entitled to receive a royalty stream from Purchaser in accordance with the terms of the Royalty Agreement.

Section 2.6 License Agreement. Seller shall be entitled to receive a license from Purchaser in accordance with the terms of the License Agreement.

Section 2.7 Single SOMAmer Royalty Agreement. Seller shall be entitled to receive a royalty stream from Purchaser in accordance with the terms of the Single SOMAmer Royalty Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO SELLER AND THE SHARES

Seller represents and warrants to Purchaser that, except as disclosed in the disclosure letter delivered to Purchaser simultaneously with the execution of this Agreement (the “Disclosure Letter”):

Section 3.1 Organization. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

Section 3.2 Authority; Noncontravention. (a) Seller has all necessary corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement by Seller and performance by Seller of its obligations under this Agreement and the consummation by Seller of the Transactions, have been duly authorized and approved by all requisite corporate action by Seller, and no other action on the part of Seller, the Seller Board, any duly authorized committee of the Seller Board (including the Special Committee) or the stockholders of Seller is necessary to authorize the execution and delivery of and performance by Seller under this Agreement and the consummation by Seller of the Transactions. This Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery hereof by Purchaser, constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”). No vote or approval of the holders of any class or series of capital stock or other equity interests of Seller is necessary to adopt this Agreement or to approve the consummation of the Transactions.

(b) At a meeting duly called and held, the Special Committee has unanimously (i) determined that this Agreement and the Transactions are fair to, advisable and in the best interests of Seller and its stockholders, (ii) approved the execution and delivery by Seller of, and performance by Seller of its obligations under, this Agreement and the consummation by Seller of the Transactions and (iii) resolved to recommend that the Seller Board approve the execution and delivery by Seller of, and performance by Seller of its obligations under, this Agreement and the consummation by Seller of the Transactions.

(c) At a meeting duly called and held, the Seller Board (acting upon the recommendation of the Special Committee) has unanimously (i) determined that this Agreement and the Transactions are fair to, advisable and in the best interests of Seller and its stockholders and (ii) approved the execution and delivery by Seller of, and performance by Seller of its obligations under, this Agreement and the consummation by Seller of the Transactions.

(d) Neither the execution and delivery of this Agreement by Seller, nor the consummation by Seller of the Transactions, nor compliance by Seller or the Group Companies with any of the terms or provisions hereof, shall (i) conflict with or violate any provision of the certificate of incorporation and bylaws of Seller or any Group Company Charter Document, (ii) assuming that each of the consents, authorizations and approvals referred to in Section 3.3 are received (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 3.3 are made and any applicable waiting periods referred to therein have expired, violate any Law or Order applicable to Seller or any Group Company or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in any material or increased, additional, accelerated or guaranteed rights or entitlements of any Person under, any Contract to which Seller or any Group Company is a party, or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of Seller or any Group Company, except, in the case of clauses (ii) or (iii) above, as would not, individually or in the aggregate, reasonably be expected to prevent, materially impair or materially delay the consummation by Seller of the Transactions or to have a Material Adverse Effect.

Section 3.3 Governmental Approvals. Except for filings required under, and compliance with other applicable requirements of, the HSR Act, the Regulatory Laws, the Securities Act, the Exchange Act, state securities or blue sky laws and the rules of NASDAQ, no material consents or approvals of, or material filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Seller and the consummation by Seller of the Transactions, other than as would not, individually or in the aggregate, reasonably be expected to reasonably be expected to prevent, materially impair or materially delay the consummation by Seller of the Transactions or to have a Material Adverse Effect.

Section 3.4 The Shares. Seller is the record and beneficial owner of, and has good and valid title to, all of the Shares, free and clear of all Liens (other than transfer restrictions under applicable securities Laws). Seller has the exclusive right to dispose of the Shares as provided in this Agreement. Assuming Purchaser has the requisite power and authority to be the lawful owner of the Shares, upon delivery to Purchaser at the Closing of the items described in Section 1.3(a) and upon Seller’s receipt of the Closing Aggregate Consideration, good and valid title to the Shares will pass to Purchaser, free and clear of any Liens (other than transfer restrictions under the applicable securities Laws). All outstanding Shares have been duly authorized and validly issued and, to the extent such concepts are applicable thereto, are fully paid, non-assessable and free of preemptive rights or similar rights.

Section 3.5 Brokers and Other Advisors. No broker, investment banker, financial advisor, intermediary, finder or other Person is entitled to any broker’s, finder’s or financial advisor’s fee or other similar fee or commission, or the reimbursement of expenses, directly or indirectly, in connection with the Transactions based upon arrangements made by or on behalf of Seller or any of its Affiliates for which Purchaser or any of its Affiliates (including, after the Closing, the Group Companies) will be liable following the Closing other than any such fees or expenses that constitute Transaction Expenses.

Section 3.6 Opinions of Financial Advisors. (a) The Special Committee (in such capacity) has received the oral opinion (to be subsequently confirmed in writing) of UBS Securities LLC, as financial advisor to the Special Committee, on or prior to the date of this Agreement, that, as of the date of this Agreement and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Base Consideration to be received by Seller pursuant to this Agreement is fair, from a financial point of view, to Seller. Seller shall, promptly following the execution of this Agreement by each Party, furnish a copy of such opinion to Purchaser solely for informational purposes (it being expressly agreed that such opinion is for the benefit of the Special Committee and that none of Purchaser, its Affiliates or their respective Representatives shall have the right to rely on such opinion).

(b) The Seller Board (in such capacity) has received the oral opinion (to be subsequently confirmed in writing) of Centerview Partners LLC, as financial advisor to the Seller Board, on or prior to the date of this Agreement, that, as of the date of this Agreement and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Base Consideration to be received by Seller pursuant to this Agreement is fair, from a financial point of view, to Seller. Seller shall, promptly following the execution of this Agreement by each Party, furnish a copy of such opinion to Purchaser solely for informational purposes (it being expressly agreed that such opinion is for the benefit of the Seller Board and that none of Purchaser, its Affiliates or their respective Representatives shall have the right to rely on such opinion).

Section 3.7 Solvency. Assuming (a) that the representations and warranties of Purchaser contained in this Agreement are true and correct in all material respects, (b) the compliance and performance by Purchaser of its obligations hereunder in all material respects and (c) the satisfaction of the conditions to Seller’s obligations to close in Article VII, immediately after giving effect to the Transactions, the members of the Seller Group, on a consolidated basis

(i) will be able to pay their respective debts (fixed or contingent, matured or unmatured) as they become due, (ii) will own property that has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities) and (iii) will have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the Transactions by any member of the Seller Group with the intent to hinder, delay or defraud either present or future creditors of any member of the Seller Group.

Section 3.8 Acknowledgement by Seller; No Reliance. Seller acknowledges and agrees that: (i) the express representations and warranties of Purchaser set forth in Article V of this Agreement, the certificate delivered pursuant to Section 7.3(c) and as may be set forth in the Ancillary Agreements constitute the sole and exclusive representations and warranties of Purchaser in connection with the Transactions, (ii) except for such express representations and warranties, neither Purchaser nor any other Person makes, or has made, any other express or implied representation or warranty with respect to Purchaser or the Transactions and all other representations and warranties of any kind or nature, expressed or implied (including any relating to the future or historical financial condition, results of operations, assets or liabilities of the Group Companies or the Business), are specifically disclaimed by Purchaser and (iii) such disclaimer is agreed by Seller and Seller agrees that it and its Affiliates are not relying on any representations and warranties in connection with the Transactions except the express representations and warranties of Purchaser set forth in Article V of this Agreement, the certificate delivered pursuant to Section 7.3(c) or as may be set forth in the Ancillary Agreements.

ARTICLE IV

Representations and Warranties Relating to the Group Companies

Seller represents and warrants to Purchaser that, except as disclosed in the Disclosure Letter:

Section 4.1 Organization, Standing and Organizational Power. (a) Each Group Company is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate or other organizational power and authority necessary to own or lease all of its material properties and assets and to carry on its business in all material respects as it is now being conducted. Each Group Company is qualified and licensed to do business and to operate under an assumed name and is in good standing in every jurisdiction in which its ownership or lease of properties or assets, or the nature of its business, makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not reasonably be expected to prevent, materially impair or materially delay the consummation by Seller of the Transactions or to have a Material Adverse Effect.

(b) True and complete copies of the Group Company Charter Documents, as in effect on the date hereof, have been provided to Purchaser. The Group Company Charter Documents are in full force and effect and no Group Company is in default (with or without notice or the lapse of time, or both) under, or in breach or violation in any material respect of, any provision of its Group Company Charter Documents.

Section 4.2 Subsidiaries; Capitalization. (a) Section 4.2(a) of the Disclosure Letter sets forth, as of the date of this Agreement, for each Group Company: (i) its name and assumed name(s) (if any) in each relevant jurisdiction, (ii) its jurisdiction of organization, (iii) its authorized capitalization, (iv) its issued and outstanding capital stock or other equity interests and (v) the holder(s) of its entire capital stock or other equity interests. Except for the Group Companies set forth in Section 4.2(a) of the Disclosure Letter, there are no other corporations, limited liability companies, partnerships, joint ventures, associations or other entities or Persons in which any Group Company owns, of record or beneficially, any direct or indirect capital stock or other equity interest or any right (contingent or otherwise) to acquire any such capital stock or equity interest.

(b) All the outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary and Sengenics Malaysia have been duly authorized and validly issued and, to the extent such concepts are applicable thereto, are fully paid and non-assessable and free and clear of preemptive rights or similar rights, and are owned directly or indirectly by a Group Company, free and clear of all Liens, except for transfer restrictions of general applicability as may be provided under applicable securities Laws and Permitted Liens.

(c) No Group Company has any (i) capital stock or other equity interests, (ii) securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any capital stock or other equity interests, (iii) rights, warrants or options to purchase any capital stock or other equity interests or (iv) “phantom” units or rights, stock appreciation rights, performance stock units or other rights that are linked in any way to the price or value of any capital stock or other equity interests, in each case issued, outstanding or reserved for issuance. There are no bonds, debentures, notes or other Indebtedness of any Group Company having the right to vote (or convertible into or exercisable or exchangeable for securities of any Group Company having the right to vote) on any matters on which holders of the shares of capital stock of, or other equity interests in, such Group Company are entitled to vote. There are no accrued or declared but unpaid dividends or distributions with respect to any capital stock or other equity interests of any Group Company. There are no agreements or other obligations, contingent or otherwise, (i) that require any Group Company to repurchase, redeem or otherwise acquire any of such Group Company’s capital stock or other equity securities that would survive the Closing, (ii) with respect to the voting of any voting interests in any Group Company to which a Group Company is a party, including any voting trust agreement, (iii) restricting dividend rights with respect to, or the transfer or disposition of, capital stock or other equity securities in any Group Company to which a Group Company is a party (including the Shares) or (iv) providing for registration rights or similar rights with respect to capital stock or other equity securities in any Group Company.

Section 4.3 Financial Statements; Undisclosed Liabilities; Internal Controls. (a) Seller has furnished to Purchaser (i) the unaudited carve-out balance sheet of the Business as of December 31, 2024 and the related carve-out income statement of the Business for the 12-month period then ended and (ii) the unaudited carve-out interim balance sheet of the Business as of March 31, 2025 (the “Latest Business Balance Sheet”) and the related carve-out interim income statement of the Business for the three-month period then ended (the financial statements referred to in clauses (i) and (ii), collectively, the “Business Financial Statements”). The Business Financial Statements (A) have been extracted from the financial statements of Seller, which were prepared in all material respects in accordance with GAAP, consistently applied, and (B) taking into account the purposes for which they were prepared and subject to the remainder of this Section 4.3(a), present fairly in all material respects the financial condition and results of operations of the Business as of the times and for the periods referred to therein. Notwithstanding anything to the contrary in this Section 4.3, Purchaser acknowledges that the Business has not been operated as a separate stand-alone entity but rather has been operated within Seller and has been reporting its results as part of the consolidated financial statements of Seller. As a result, Purchaser acknowledges that the Business Financial Statements (x) include certain costs incurred by Seller that have been allocated to the Business, (y) do not include certain costs necessary to operate the Business on a stand-alone basis and (z) are not necessarily indicative of what the financial position or results of operations of the Business on a stand-alone basis have been in any past period or at any past date or will be in the future.

(b) No Group Company has any liability, indebtedness, commitment or obligation of any type, whether accrued or unaccrued, absolute or contingent or matured or unmatured, and whether or not of the type required to be recorded in accordance with GAAP, except for those (i) reflected or reserved against on the Latest Business Balance Sheet, (ii) incurred after the date of the Latest Business Balance Sheet in the ordinary course of business and not resulting from breach of Contract or violation of applicable Law, (iii) incurred in connection with the Transactions or otherwise contemplated by this Agreement, (iv) incurred following the date of this Agreement in compliance with (and to the extent addressed by) Section 6.1(b), (v) that are executory performance obligations under a Contract to which a Group Company is a party or otherwise bound and that do not result from a breach of such Contract or (vi) that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Seller maintains a system of internal accounting controls that are applicable to the Group Companies and that are designed to provide reasonable assurance that all transactions are, in all material respects, (i) executed in accordance with management’s general or specific authorizations and (ii) recorded as necessary to permit the materially correct preparation of financial statements in accordance with GAAP. From June 1, 2022 to the date of this Agreement, no director, manager or officer of any Group Company has received or otherwise had or obtained knowledge of (A) any material weakness or significant deficiency regarding the accounting or auditing practices, procedures, methodologies or methods of the Group Companies or the Business or their respective internal accounting controls, (B) any fraud that involves any director, manager or officer of any Group Company or (C) any claim or allegation regarding any of the foregoing.

Section 4.4 Absence of Certain Changes. (a) (i) Since the date of the Latest Business Balance Sheet through the date of this Agreement, the Business has been conducted in all material respects in the ordinary course of business and (ii) since December 31, 2024 through the date of this Agreement, there has not been any Material Adverse Effect.

(b) Since the date of the Latest Business Balance Sheet through the date of this Agreement, no Group Company or, to the extent related to the Business, any member of the Seller Group has taken, or agreed in writing to take, any actions that, if taken during the Pre-Closing Period without Purchaser’s consent, would constitute a breach of any of the covenants set forth in clauses (iv), (viii), (ix), (x), (xi), (xvi), (xvii), (xviii) , (xxiii) or (xxiv) of Section 6.1(b) (insofar as clause (xxiv) relates to the foregoing clauses of Section 6.1(b)) (disregarding any such provisions relating to Purchaser consultation or notification).

Section 4.5 Legal Proceedings. There are no pending Legal Proceedings and no Person has threatened in writing to commence any Legal Proceedings (except, in each case, for Legal Proceedings that would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole) against any Group Company, any Company Associate (in his or her capacity as such) or any assets owned or used by any Group Company or otherwise relating to the Business. As of the date of this Agreement, there are no pending Legal Proceedings and no Person has threatened in writing to commence any Legal Proceedings that would reasonably be expected to prevent, materially impair or materially delay the consummation by Seller of the Transactions. Since June 1, 2022 to the date of this Agreement, no Legal Proceeding was brought or, to the Knowledge of Seller, threatened against any Group Company or otherwise relating to the Business that resulted in any liability that was material to the Group Companies, taken as a whole. No Group Company or, to the extent related to the Business, any member of the Seller Group is subject to any outstanding Order that would reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, or the Business. To the Knowledge of Seller, there is no material investigation of any Group Company or the Business by any Governmental Authority that is pending or threatened. To the Knowledge of Seller, as of the date hereof, no Business Employee is subject to any unsatisfied Order that prohibits such Business Employee from engaging in or continuing any conduct, activity or practice relating to the Business or to any material assets owned or used by any Group Company or the Business, except as would not be material to the Group Companies, taken as a whole.

Section 4.6 Compliance With Laws; Permits. (a) The Group Companies and, to the extent related to the Business, the members of the Seller Group are and, at all times since June 1, 2022, have been, in compliance in all material respects with all applicable Laws, including Health Care Laws. Since June 1, 2022, no Group Company or member of the Seller Group has received written notice of any claim, complaint, suit, proceeding, hearing, enforcement, audit, investigation, arbitration, or other adverse action, in each case with respect to the Group Companies or the Business, from any Person, including any Governmental Authority or customer, alleging product liability, material non-compliance or material violation of any applicable Laws, including Health Care Laws, and, to the Knowledge of Seller, no such adverse action is pending or threatened against any Group Company or the Business.

(b) There is not, and since June 1, 2022 has not been, any Order binding upon any Group Company or otherwise relating to the Business that (i) has, or would reasonably be expected to have, the effect of prohibiting or impairing any material business practice of any Group Company or the Business, any acquisition of material property by any Group Company or the Business or the conduct of any Group Company or the Business or (ii) would not reasonably be expected to reasonably be expected to prevent, materially impair or materially delay the consummation by Seller of the Transactions. No Group Company or, to the extent related to the Business, any member of the Seller Group is a party to any corporate integrity agreements, monitoring agreements, consent decrees, deferred prosecution agreements, settlement orders, or similar agreements with or imposed by any Governmental Authority.

(c) At all times since June 1, 2022 the Group Companies have held, and have operated the Business in material compliance with, all material Governmental Authorizations that are necessary for the conduct of the Business (collectively, “Business Permits”). Section 4.6(c) of the Disclosure Letter sets forth a list, as of the date hereof, of all Business Permits, and Seller has provided to Purchaser true and complete copies of such Business Permits. The Group Companies hold all right, title and interest in and to all Business Permits free and clear of any Lien other than Permitted Liens. All fees and charges with respect to such Business Permits, as of the date hereof, have been paid in full and all filing, reporting and maintenance obligations have been completely and timely satisfied in all material respects. The Group Companies are in material compliance with the terms of all Business Permits. As of the date hereof, no Legal Proceeding is pending or, to the Knowledge of Seller, threatened that seeks to revoke, limit, suspend, or materially modify any Business Permit.

(d) All Business Permits are valid and are in full force and effect. Since June 1, 2022, no Group Companies or member of the Seller Group has received any written notice from any Governmental Authority regarding any violation of, conflict with or failure to comply with any Business Permit in any material respect. As of the date hereof, no material suspension, request for stay of the grant thereof (or any appeal thereof), termination or cancellation of any of Business Permit is pending or, to the Knowledge of Seller, threatened by the Governmental Authority issuing such Business Permit.

(e) Except as would not be material to the Group Companies, taken as a whole, (i) no Business Product has been, or has been requested by a Governmental Authority or other Person to be, recalled, withdrawn, removed, suspended, seized, the subject of a corrective action or discontinued (whether voluntarily or otherwise) (collectively, “Recall”), (ii) no Group Company or member of the Seller Group, or, to the Knowledge of Seller, any Governmental Authority or other Person, has sought, is seeking or has or is currently threatening or contemplating any Recall of any Business Product, (iii) the Business Products have been manufactured, packaged, labeled, tested, stored, shipped, handled, warehoused and distributed in material compliance with all applicable Laws, including Health Care Laws, and are not, and have not been, prohibited from introduction into interstate commerce under applicable Laws, including Health Care Laws and (iv) all Business Products marketed by the Group Companies or the Seller Group are, and have been, labeled, promoted and advertised in material compliance with applicable Laws, including Health Care Laws. Except as would not be material to the Group Companies, taken as a whole, since June 1, 2022, with respect to any Business Product, no Group Company or member of the Seller Group has, either voluntarily or involuntarily, issued or caused to be issued any notice or communication related to an alleged lack of safety, efficacy or material noncompliance with any applicable Health Care Law.

(f) Except as would not be material to the Group Companies, taken as a whole, as of the date hereof, no Group Company or, to the extent related to the Business, any member of the Seller Group, or any of their respective officers, directors, employees, independent contractors or, to the Knowledge of Seller, agents, have been or are currently:

(i) subject to mandatory or permissive debarment or suspension pursuant to 21 U.S.C. § 335a;

(ii) excluded under 42 U.S.C. § 1320a-7 or any similar law, rule or regulation of any Governmental Authority;

(iii) excluded, debarred, suspended or deemed ineligible to participate in federal procurement and non-procurement programs, including those produced by the U.S. General Services Administration;

(iv) charged, named in a complaint, convicted, or otherwise found liable in any Legal Proceeding that falls within the ambit of 21 U.S.C. § 331, 21 U.S.C. § 333, 21 U.S.C. § 334, 21 U.S.C. § 335a, 21 U.S.C. § 335b, 42 U.S.C. § 1320a-7, 31 U.S.C. §§ 3729-3733, 42 U.S.C. § 1320a-7a, or any other applicable Law or, to the Knowledge of Seller, threatened with prosecution by a Governmental Authority, including the Centers for Medicare & Medicaid Services, the U.S. Department of Health and Human Services, any state attorney general or the U.S. Department of Justice, for any violation of any applicable Law;

(v) disqualified or deemed ineligible pursuant to 21 C.F.R. Parts 312, 511 or 812, or otherwise restricted, in whole or in part, or subject to an assurance; or

(vi) engaged in a pending Legal Proceeding, or otherwise received any written notice from any Governmental Authority or any Person threatening, investigating, or pursuing any action contemplated by clauses (i)-(v) of this Section 4.6(f) or, to the Knowledge of Seller, committed any violation of any applicable Law, including Health Care Laws, that could reasonably be expected to serve as the basis for any such exclusion, suspension, debarment or other ineligibility.

(g) No Group Company or any member of the Seller Group has been restrained in any material respect by a Governmental Authority or other Person in its ability to conduct or have conducted the manufacturing, operation, storage, import, export, distribution, warehousing, packaging, labeling, handling, shipping or nonclinical, clinical or other testing of Business Products.

(h) All studies and tests conducted by or on behalf of, or sponsored by, any Group Company, or that are otherwise related to the Business or the Business Products (including in which any Group Company or any member of the Seller Group has participated), were and, if still pending, are being conducted in compliance in all material respects with all applicable Laws, including Health Care Laws. To the Knowledge of Seller, the study reports, protocols and statistical analysis plans for all such studies and tests accurately, completely and fairly reflect the results from such studies and tests.

(i) To the Knowledge of Seller, no Business Product that is or has been developed, manufactured, tested, packaged, labeled, distributed, imported, exported or marketed or sold by or on behalf of any Group Company or member of the Seller Group is subject to the FDCA or any similar Law in any foreign jurisdiction.

(j) To the Knowledge of Seller, there are no material Legal Proceedings or governmental, regulatory or administrative investigations, audits, inquiries or actions against or affecting any Group Company or the Business relating to or arising under any applicable Health Care Law.

(k) Each Group Company and, to the extent related to the Business, each member of the Seller Group has in effect all required material Governmental Authorizations under applicable Health Care Laws necessary for it to own, lease and operate its properties and other assets and to carry on the Business as currently conducted. There has occurred no material default under, or material violation of, any such Governmental Authorizations.

Section 4.7 Certain Business Practices. (a) At all times during the past five years, no (i) Group Company, (ii) director, officer, employee or, to the Knowledge of Seller, agent or Representative of any Group Company or the Business or (iii) to the extent related to the Business, member of the Seller Group has committed a material violation of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 or any other applicable anti-bribery or anticorruption Laws in any jurisdiction applicable to any Group Company (collectively, the “Anticorruption Laws”).

(b) At all times during the past five years, no (i) Group Company, (ii) any director, officer, employee or, to the Knowledge of Seller, agent or Representative of any Group Company or the Business or (iii) to the extent related to the Business, member of the Seller Group has been a Person with whom dealings are prohibited under the economic or financial sanctions, restrictive measures or trade embargos imposed, administered or enforced from time to time by any Sanctions Authority (“Sanctions”), to the extent applicable, whether as a result of the specific designation of that Person, its ownership or control, the jurisdiction in which it is located, organized or a resident, or otherwise. At all times during the past five years, (i) each Group Company, (ii) each director, officer, employee or, to the Knowledge of Seller, agent or Representative of each Group Company or the Business or (iii) to the extent related to the Business, each member of the Seller Group has complied in all material respects with all applicable Laws pertaining to Sanctions.

(c) Each Group Company and, to the extent related to the Business, each member of the Seller Group is operating and, at all times during the past five years, has been operated in all material respects in compliance with applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, the applicable anti-money laundering statutes of all jurisdictions where the Business is conducted, the rules and regulations thereunder and any related or similar anti-money laundering rules, regulations or guidelines issued, administered or enforced by any Governmental Authority (collectively, the “Anti-Money Laundering Laws”). No Legal Proceeding by or before any Governmental Authority involving a Group Company or the Business with respect to the Anti-Money Laundering Laws is pending or, to the Knowledge of Seller, threatened.

(d) No Group Company or, to the extent related to the Business, any member of the Seller Group has exported, re-exported or retransferred any article, item, component, software, technology, service or technical data or taken any other act in material violation of any applicable Export Control Laws.

(e) Seller has established, maintained and implemented, with regard to the Group Companies and the Business, policies, procedures and controls reasonably designed to promote compliance with the Anticorruption Laws, Sanctions and Export Control Laws.

Section 4.8 Tax Matters. (a) All material Tax Returns required to be filed with respect to any Group Company have been timely filed (taking into account any extension of time within which to file that has been granted) and all such Tax Returns are true, correct and complete in all material respects.

(b) All income and other material Taxes with respect to any Group Company or the Business have been timely paid (taking into account any extension of time within which to file that has been granted) or are being contested in good faith. In the case of income or other material Taxes not yet due, such Taxes (other than Consolidated Income Taxes) have been accrued or reserved to the extent required by GAAP on the applicable Company Financial Statements.

(c) Except with respect to Consolidated Income Taxes or any Consolidated Tax Return, no material deficiency with respect to any Taxes has been proposed, asserted or assessed in writing with respect to any Group Company that has not been fully paid and settled.

(d) There are no Liens for material Taxes (other than Permitted Liens) upon any of the assets of the Group Companies.

(e) No written claim has ever been made prior to the date hereof by any Governmental Authority in any jurisdiction where a Group Company does not currently file a Tax Return or pay Taxes that such Group Company is subject to Tax by that jurisdiction. None of the Group Companies has ever had a “permanent establishment” (as defined in the applicable Tax treaty or convention) or other taxable presence in any jurisdiction other than its country of incorporation.

(f) Except with respect to Consolidated Income Taxes or any Consolidated Tax Return, no audit or other administrative or court proceedings are pending with any Governmental Authority with respect to material Taxes of any Group Company.

(g) Except with respect to Consolidated Income Taxes or any Consolidated Tax Return, there is no outstanding waiver extending the statute of limitations with respect to the collection or assessment of a material amount of Taxes due from or with respect to any Group Company.

(h) All material Taxes required to be withheld by any Group Company have been timely withheld, and to the extent required, such withheld Taxes have been timely paid to the appropriate Governmental Authority.

(i) No Group Company (i) is or has been a member of an affiliated group of corporations filing a Consolidated Tax Return or (ii) has any liability with respect to Taxes of another Person under applicable Law (including under Treasury Regulations Section 1.1502-6 (or any comparable provision of state, local or foreign Law) as a result of filing Tax Returns on a consolidated, combined or unitary basis with such Person), in each case, other than (x) pursuant to or as a result of its inclusion as a member of any such group that includes Seller or (y) customary withholding Taxes. No Group Company is a party to, bound by, or has any obligation under, any Tax sharing agreement or Tax indemnity obligation (other than pursuant to an agreement the principal purpose of which is not the sharing or indemnification of Taxes).

(j) None of the Group Companies has participated in or been a party to a transaction that constitutes a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(k) Except with respect to Consolidated Income Taxes or any Consolidated Tax Return, no power of attorney with respect to material Taxes has been granted with respect to the Group Companies that will remain in effect following the Closing.

(l) Except with respect to Consolidated Income Taxes or any Consolidated Tax Return, none of the Group Companies have entered into a closing agreement or other agreement with respect to material Taxes with any Governmental Authority.

(m) All material transactions between a Group Company, on the one hand, and Seller or any of its Affiliates, on the other hand (including for this purpose, another Group Company), have been conducted on arm’s length terms in all material respects.

Section 4.9 Employee Benefits Matters. (a) Section 4.9(a) of the Disclosure Letter sets forth a true and complete list of all material Company Plans in effect on the date of this Agreement and separately identifies each Company Plan that is an Assumed Plan; provided that Section 4.9(a) of the Disclosure Letter shall not be required to list (i) any individual offer letter, employment contract or consultancy agreement with a natural person that is in all material respects consistent with a standard form made available to Purchaser prior to the date of this Agreement and listed on Section 4.9(a) of the Disclosure Letter, (ii) any individual equity award agreement that is in all material respects consistent with a standard form made available prior to the date of this Agreement and listed on Section 4.9(a) of the Disclosure Letter or (iii) any Company Plans required to be maintained pursuant to applicable Laws and that do not provide compensation or benefits in excess of those required by applicable Laws.

(b) As applicable with respect to each Company Plan required to be listed on Section 4.9(a) of the Disclosure Letter, Seller has made available to Purchaser true and complete copies of (i) each Company Plan, including all amendments thereto, and in the case of an unwritten Company Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and a summary of material modifications thereto, (iv) the three most recently filed annual reports with any Governmental Authority (e.g., Form 5500 and all schedules thereto), (v) the most recent determination, opinion or advisory letter from the IRS with respect to each Company Plan intended to qualify under Section 401(a) of the Code, (vi) the most recent summary annual report, three most recent nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, (vii) all non-routine correspondence received from or provided to the DOL, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Authority since June 1, 2022 and (viii) all notices and filings concerning IRS, DOL or other Governmental Authority audits or investigations since June 1, 2022, including with respect to “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code.

(c) Each Company Plan has been established, maintained, funded, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other applicable Laws. The Group Companies have complied in all material respects with all applicable provisions of ERISA, the Code and all other applicable Laws, as they relate to each Company Plan they have established, maintained, funded, operated and administered.

(d) The Company Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination or opinion letters from the IRS on which they may currently rely to the effect that such Company Plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, or are covered by advisory or opinion letters with respect to a volume submitter or prototype plan, and, to the Knowledge of Seller, nothing has occurred that would reasonably be expected to adversely affect the qualification of such Company Plan or the tax-exempt status of the related trust.

(e) No Group Company or any ERISA Affiliate sponsors, maintains, contributes to or is required to contribute to, or has ever sponsored, maintained, contributed to or been required to contribute to, or has or had any actual or contingent liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code), (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or (v) any “voluntary employees beneficiary association” (within the meaning of Section 501(c)(9) of the Code). The obligations of all Assumed Plans that provide health, welfare or similar insurance are fully insured by bona fide third-party insurers. No Assumed Plan is maintained through a human resources or benefit outsourcing entity, professional employer organization or other similar provider.

(f) As of the date of this Agreement, there are no pending or, to the Knowledge of Seller, threatened audits or investigations by any Governmental Authority involving any Assumed Plan, and no pending or, to the Knowledge of Seller, threatened claims (except for individual claims for benefits payable in the ordinary course of operating the Company Plans), suits or proceedings involving any Assumed Plan, any fiduciary thereof or service provider thereto. Since June 1, 2022, all material contributions and premium payments required to have been timely made under any of the Company Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code) have been timely made, no Group Company has any liability for any such unpaid contributions with respect to any Company Plan, all benefits accrued under any unfunded Company Plan have been paid, accrued or otherwise adequately reserved in accordance with GAAP, and all reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any plan participant have been timely filed or distributed.

(g) Neither Seller nor its Affiliates (including the Group Companies), or, to the Knowledge of Seller, any fiduciary, trustee or administrator of any Company Plan, has engaged in, or in connection with the Transactions will engage in, any transaction with respect to any Assumed Plan which would subject any such Assumed Plan or any Group Company to a material Tax, penalty or liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(h) No Company Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement to any Business Employee or for which any Group Company would be liable, other than coverage mandated by Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other applicable Law at the participant or beneficiary’s sole expense and, with respect to any Business Employee, neither Seller nor its Affiliates (including the Group Companies) has any obligation to provide such insurance or benefits (whether under a Company Plan or otherwise) and has not made a written or oral representation promising to provide such insurance or benefits.

(i) For each Assumed Plan that is a group health plan under Section 733(a)(1) of ERISA, Seller and its Affiliates (including any Group Company) has complied in all material respects with the Patient Protection and Affordable Care Act, including the Health Care and Education Reconciliation Act of 2010, as amended and including any guidance issued thereunder (“PPACA”) and the Consolidated Omnibus Budget Reconciliation Act. With respect to each Company Associate, neither Seller nor any of its Affiliates (including any Group Company) has failed to comply in all material respects with Sections 601 to 609 of ERISA and Section 4980B of the Code and has, for any relevant period, offered the requisite number of “full-time employees” group health coverage that is “affordable” and of “minimum value” (as such terms are defined by the employer shared responsibility provisions of PPACA). Neither Seller nor any of its Affiliates (including any Group Company) has incurred (whether or not assessed), or is reasonably expected to incur or to be subject to, any Tax, penalty or other liability that may be imposed under PPACA or Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code or with respect to any requirement to timely file PPACA information returns with the IRS or provide statements to participants under Section 6055 or 6056 of the Code or state law requirements as applicable, or pursuant to Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Assumed Plan.

(j) Except as set forth on Section 4.9(j) of the Disclosure Letter, neither the execution of this Agreement nor the consummation of the Transactions will either alone or in connection with any other event(s) (i) result in any payment (whether of severance pay or otherwise) becoming due to or forgiveness of Indebtedness for any Company Associate, (ii) increase any amount of compensation or benefits otherwise payable to any Company Associate, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Company Plan, (iv) require any contribution or payment to fund any obligation under any Assumed Plan or (v) limit the right to merge, amend or terminate any Assumed Plan (or result in adverse consequences for so doing).

(k) Neither the execution of this Agreement nor the consummation of the Transactions (either alone or when combined with the occurrence of any other event, including a termination of employment) will result in any person who is a Disqualified Individual receiving (i) any payment or benefit that would reasonably be expected to be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(5) of the Code or (ii) any amount for which the deduction would be disallowed by any Group Company under Section 162(m) of the Code.

(l) Each Assumed Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and the regulations promulgated thereunder) is and has been established, administered and maintained in material compliance in both form and operation with the requirements of Section 409A of the Code and the regulations promulgated thereunder. No Group Company has any liability for nonreporting or underreporting of income subject to Section 409A of the Code with respect to any Company Associate.

(m) No Company Associate has any “gross up” agreements with Seller or any of its Affiliates (including any Group Company) or other assurance of reimbursement for any Taxes imposed under Section 409A or 4999 of the Code.

(n) There are, and since June 1, 2022, there have been, no actual, threatened or pending negotiations, strikes, labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any proceedings or arbitrations that involve the labor or employment relations of any Group Company or any Business Employees. No Group Company is a party to, is bound by or has a duty to bargain under any collective bargaining agreement or other Contract with a labor union or labor organization representing any Company Associate, and there is no labor union or labor organization representing or, to the Knowledge of Seller, purporting to represent or seeking to represent any Business Employee, including through the filing of a petition for a representation election.

(o) Seller and its Affiliates (including each Group Company) is, and since June 1, 2022 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment with respect to Company Associates, including worker classification, discrimination, wrongful termination, harassment and retaliation, equal employment opportunities, fair employment practices, meal and rest periods, immigration (including I-9 usage), reasonable accommodation, disability rights or benefits, child labor, working conditions, privacy, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence and time off and hours of work. With respect to Company Associates, Seller and its Affiliates (including each Group Company), since June 1, 2022 (i) have withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to such Company Associates, (ii) are not liable for any arrears of wages (including overtime wages), premiums, commissions, paid time off, on-call payments, bonus, benefits, severance pay or any Taxes or any penalty or damages for failure to comply with any of the foregoing, and (iii) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for such Company Associates (other than routine payments to be made in the ordinary course of business). As of the date of this Agreement, there are no actions, suits, claims, charges, demands, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of Seller, threatened or reasonably anticipated against Seller or any of its Affiliates (including any Group Company) or any Company Associate (in his or her capacity as such) relating to any Company Associate, applicant for employment as a Company Associate, employment agreement of a Company Associate or Assumed Plan (other than routine claims for benefits). All U.S.-based Business Employees are employed “at-will” and their employment can be terminated without advance notice or payment of severance.

(p) Except as would not be reasonably likely to result in a material liability, with respect to each Company Associate on or after June 1, 2022, Seller and its Affiliates (including the Group Companies) have accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each such individual classified as an employee, Seller and its Affiliates (including the Group Companies) have accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws. No Group Company has any material liability with respect to any misclassification of (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. No Business Employees are employed on a work visa or work permit.

(q) No Assumed Plan is or has been maintained outside the jurisdiction of the United States, or covers or covered any Company Associates permanently residing or working outside the United States.

(r) Since June 1, 2022, no Group Company has, with respect to any Company Associates, (i) caused a plant closing, as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”), affecting any single site of employment or one or more operating units within any site of employment or (ii) engaged in a mass layoff, as defined in the WARN Act or (iii) been affected by any transactions or engaged in layoffs or employment terminations that are sufficient in number to trigger application of any similar foreign, state or local Law. No Business Employee has been notified of an upcoming employment loss, as defined in the WARN Act, within the 90-day period ending on the date hereof. Since June 1, 2022, neither Seller nor any of its Affiliates (including each Group Company) has implemented any material workplace changes affecting Company Associates, such as layoffs, furloughs, permanent office closures, or reductions in compensation, benefits or hours.

(s) No Legal Proceedings are, as of the date hereof, open and pending (or since June 1, 2022 have been settled or otherwise closed) against any Group Company or any member of the Seller Group with respect to the employment of, or failure to employ, any individual in connection with the Business, including any Legal Proceeding brought with or by the Equal Employment Opportunity Commission, the Office of Federal Contract Compliance Programs or other any other Governmental Authority regulating the employment or compensation of individuals (or, with respect to discrimination, unlawful harassment, retaliation, or similar wrongdoing, pursuant to internal complaint procedures), and no Company Associate has made, since June 1, 2022, a written complaint or, to the Knowledge of Seller, an oral complaint of discrimination, unlawful harassment, retaliation or other similar wrongdoing. Since June 1, 2022, no Group Company or any member of the Seller Group has received any requests for, or conducted, an internal investigation of any Company Associate with respect to any claims of discrimination, unlawful harassment, retaliation or other similar wrongdoing. No Group Company or any member of the Seller Group is a party to any settlement agreement entered into since June 1, 2022 that resolves allegations of discrimination, unlawful harassment, retaliation or other similar wrongdoing by any Company Associate. Since June 1, 2022, Seller and its Affiliates (including any Group Company) have promptly, thoroughly and impartially investigated all allegations by or against any Company Associate regarding allegations of discrimination, unlawful harassment, retaliation or other similar wrongdoing in accordance with applicable Law and, with respect to each such allegation with potential merit, Seller and its Affiliates (including any Group Company) have taken prompt corrective action reasonably calculated to prevent further discrimination, harassment, retaliation or other similar wrongdoing, and Seller and its Affiliates (including any Group Company), taken as a whole, are not reasonably expected to incur any material liability with respect to any such allegation by a Company Associate.

(t) Section 4.9(t) of the Disclosure Letter (the “Business Employee Schedule”) lists all Persons who are Business Employees as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name (or if not permitted under applicable Data Protection Regulations, employee ID), (ii) title or position (including whether full or part time), (iii) hire date, (iv) annual base salary or hourly rate of pay, (v) aggregate commission, bonus or other incentive-based compensation paid for prior year, (vi) commission, target bonus or other incentive-based compensation opportunity for current year, (vii) leave status, if applicable, including reason for leave and expected date of return (if known), (viii) classification as either exempt or non-exempt under the Fair Labor Standards Act and state and local wage and hour laws, (ix) city, state, and country of service and (x) city, state, and country of residence.

(u) Section 4.9(u) of the Disclosure Letter (the “Business Consultant Schedule”) sets forth each Person currently retained by Seller or any of its Affiliates (including each Group Company) as a consultant or independent contractor (in each case, who is a natural person) solely or primarily for the Business and further sets forth the following information with respect to each: (i) name, (ii) services, (iii) date of engagement, (iv) the entity or entities to which the Person provides services and (v) fees paid or payable to the Person.

Section 4.10 Environmental Matters. Except as would not be material to the Group Companies, taken as a whole, each Group Company and, to the extent related to the Business, each member of the Seller Group is and has been since June 1, 2022 in compliance with all applicable Environmental Laws. Each Group Company and, to the extent related to the Business, each member of the Seller Group has and maintains, in full force and effect, and has complied in all material respects with, all Governmental Authorizations required under applicable Environmental Laws for the operation of the Business or use of the Company Leased Real Property. No Group Company or member of the Seller Group has received any written notice or other written communication, whether from a Governmental Authority or other Person, since June 1, 2022 or that is otherwise unresolved and alleges that any Group Company or the Business (a) is not in compliance with or has liability pursuant to any Environmental Law, (b) has been identified as a potentially responsible party under any Environmental Law or (c) has generated, stored, treated, transported, disposed of or arranged for any other Person to transport or dispose of Hazardous Materials that have been found at any site at which a Governmental Authority or other Person has conducted or has been ordered to conduct a remedial investigation, removal or other response actions pursuant to Environmental Law, in each of clauses (a)-(c) to the extent such notice or communication would reasonably be expected to result in any material Legal Proceeding against, or material liability or cleanup obligation on the part of, any Group Company. To the Knowledge of Seller, (A) there are no underground storage tanks or other underground storage receptacles for Hazardous Materials for which a Group Company is responsible present on any Company Leased Real Property and (B) except as reflected in the Business Financial Statements, no capital or other expenses (including with respect to any use or storage of refrigerants) are required for any Group Company or its facilities to achieve or maintain compliance in all material respects with Environmental Law. There has not been any Release of or exposure to any Hazardous Materials, including at, on or under the Company Leased Real Property and any real property used by any Group Company for the disposal of waste, that would reasonably be expected to result in any material Legal Proceeding against, or material cleanup obligation on the part of, any Group Company. No Group Company or member of the Seller Group has retained or assumed, either contractually or by operation of Law, any material liabilities or material obligations that would reasonably be expected to form the basis of any material Legal Proceeding relating to any Environmental Law against any Group Company or the Business.

Section 4.11 Intellectual Property. (a) Section 4.11(a) of the Disclosure Letter sets forth a true, complete and accurate list, as of the date hereof, of all Company Registered IP, indicating for each, as applicable, (i) the current legal and record owner(s), (ii) the jurisdictions in which such item is issued or registered or in which any application for issuance or registration has been filed, (iii) the respective issuance or registration and application numbers of the item, (iv) the dates of application and issuance or registration of the item and (v) the current status of the item (e.g., registered or pending). The applicable Group Company indicated in Section 4.11(a) of the Disclosure Letter owns (or in the case of Internet domain names, is the registrant of) all of its Company Registered IP free and clear of all Liens, except for Permitted Liens.

(b) Except as would not be material to the Group Companies, taken as a whole, (i) one or more Group Companies are the sole and exclusive owner of all right, title and interest in and to all Company Owned IP and (ii) one or more Group Companies have the right to use, pursuant to valid and enforceable agreements, all Company IP other than Company Owned IP (“Company In-Licensed IP”), in the case of each of subsections (i) and (ii) of this Section 4.11(b), free and clear of all Liens other than Permitted Liens. One or more Group Companies are the sole and exclusive owner of all right, title and interest in and to all “Licensed Intellectual Property” (as such term is defined in the License Agreement), free and clear of all Liens other than Permitted Liens. All material Company Owned IP is subsisting and, to the Knowledge of Seller, valid and enforceable.

(c) Except as would not be material to the Group Companies, taken as a whole, since June 1, 2022, (i) to the Knowledge of Seller, the conduct of the Business has not infringed, misappropriated, diluted or otherwise violated any Person’s Intellectual Property, (ii) there has been no claim of infringement, misappropriation, dilution or other violation of any Person’s Intellectual Property filed, pending or threatened in writing against any Group Company or the Seller Group, in each case with respect to the Business, (iii) to the Knowledge of Seller, no Person has infringed, misappropriated, diluted or otherwise violated any Company Owned IP and (iv) there has been no claim of infringement, misappropriation, dilution or other violation of any Company Owned IP filed, pending or threatened in writing by Seller or any of its Affiliates (including any Group Company) against any Person. Since June 1, 2022, there has been no claim, opposition, post-grant review, reexamination proceeding, extension of time to oppose, interference or any other proceeding or dispute filed, pending or threatened in writing by any Person challenging the scope, validity, enforceability or ownership of any Company Registered IP. No Company Owned IP or, to the Knowledge of Seller, any Company In-Licensed IP is subject to any pending or outstanding Order that would restrict the filing, enforcement, licensing, use, registration, transfer, disposal of or other exploitation by any Group Company of any such Company Owned IP or Company In-Licensed IP.

(d) Since June 1, 2022, the Group Companies have taken commercially reasonable measures intended to ensure the protection of all of the material Company Owned IP (including, with regard to the material Company Registered IP, and in their reasonable business judgment, making and maintaining in full force and effect all necessary filings, registrations and issuances, including paying all fees related thereto).

(e) No current or former Company Associate has filed or threatened in writing any claim of ownership or right, in whole or in part, to any material Company Owned IP or has asserted in a Legal Proceeding any such claim of ownership or right. Each current and former Company Associate who, either alone or with others, conceives of, creates, develops, invents, reduces to practice or has conceived of, created, developed, invented or reduced to practice any material Intellectual Property for or on behalf of any Group Company or the Business has entered into a written Contract with a Group Company, the current form of which has been made available to Purchaser, providing for the present assignment to a Group Company of such Intellectual Property (without the present assignment to a Group Company of such Intellectual Property being contingent on further payment being owed to any such Company Associate and without any restrictions or obligations on the ownership thereof by such Group Company or on the use thereof by any other Group Company or the Business), to the extent that such Group Company does not own such Intellectual Property by operation of Law. All current and former Company Associates who, either alone or with others, conceive of, create, develop, invent, reduce to practice or has conceived of, created, developed, invented or reduced to practice any material Intellectual Property for or on behalf of any Group Company or the Business has executed and delivered to a Group Company a written Contract in substantially the form provided to Purchaser.

(f) Each Person that is or has been permitted to access any material Trade Secrets or other material confidential or proprietary information controlled by or in the possession of a Group Company has signed a valid, enforceable written Contract at least commensurate with industry standards requiring such Person to maintain the confidentiality of such Trade Secrets or other confidential or proprietary information, and, to the Knowledge of Seller, there has not been any breach by any Person of any such written Contract. The Group Companies have taken commercially reasonable measures intended to maintain the confidentiality of all material Trade Secrets and other material confidential or proprietary information of the Group Companies.

(g) A Group Company has sole ownership of, is in actual possession of and has exclusive control over the source code for all proprietary Software included in the Company Owned IP. Except as would not be material to the Group Companies, taken as a whole, no proprietary Software included in the Company Owned IP, the source code for which Seller and its Affiliates intended to be kept confidential, incorporates Open Source Code in a manner that (i) requires the licensing or distribution of such Software or disclosure of any source code of such Software, (ii) prohibits or limits the receipt of consideration in connection with licensing, sublicensing or distributing such Software or any source code of such Software or (iii) requires (or conditions the use or distribution of such Software or any source code of such Software on) the granting of a license under any Company Owned IP. No Group Company or member of the Seller Group has delivered, licensed or made available (or is subject to an obligation to deliver, license or make available) any source code of any proprietary Software included in the Company Owned IP to any escrow agent. No Group Company or, to the extent related to the Business, member of the Seller Group has received any notice or written request from any third Person (x) to distribute or license any Software or disclose the source code of any Software included in the Company Owned IP, in each case, pursuant to a requirement or obligation under any Open Source Code license that applies to a Group Company or, to the extent related to the Business, member of the Seller Group or (y) alleging noncompliance with any Open Source Code license.

(h) No funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational or academic institution has been used, in whole or in part, to create any Company Owned IP.

(i) No Group Company is now, or has ever been, a member of, or a contributor to, any industry standards body or any similar organization (each, an “Industry Body”) that requires or obligates it to grant or offer to any other Person any license or right to any Company Owned IP. To the Knowledge of Seller, no patent or patent application included in the Company Owned IP is or has ever been declared, disclosed, proposed or otherwise identified as a standard-essential patent by or to any Industry Body.

Section 4.12 Privacy and Data Security. (a) The Group Companies and, to the extent related to the Business, the members of the Seller Group have complied, and continue to comply, in all material respects with applicable Data Protection Regulations, including compliance in all material respects with applicable Data Protection Regulations regarding (i) binding principles relating to Processing Personal Data, (ii) requirements to Process Personal Data lawfully, (iii) contractual requirements applicable to the engagement of data processors Processing Personal Data on behalf of the Business, (iv) requirements to provide adequate security measures to protect Personal Data, (v) regulatory notification obligations to the extent required by applicable Data Protection Regulations, (vi) conduct of appropriate data privacy impact assessments to the extent required by applicable Data Protection Regulations and (vii) requirements related to lawful cross-border data transfers of Personal Data.

(b) The Group Companies and, to the extent related to the Business, the members of the Seller Group have, as applicable, implemented, and regularly assessed the implementation of, commercially reasonable physical, technical and organizational measures designed to ensure that Personal Data is protected against unauthorized loss, theft or Processing.

(c) Except as would not reasonably be expected to cause any material loss, harm, or liability to the Group Companies, taken as a whole, (i) no Group Company or, to the extent related to the Business, member of the Seller Group transfers Personal Data outside of the country of origin of the Personal Data unless such Group Company or Seller Group member, as applicable, has complied with any applicable Data Protection Regulations regarding data transfers, including the consent of individuals where required by applicable Data Protection Regulations, (ii) where any transfers of Personal Data outside the European Economic Area or the United

Kingdom formerly relied upon the E.U.-U.S. or Swiss-U.S. Privacy Shield framework, the Group Companies and, to the extent related to the Business, the members of the Seller Group have, as applicable, ensured that the Personal Data transfers are lawful in all material respects through an alternative mechanism or derogation in accordance with the GDPR, (iii) where required by applicable Data Protection Regulations, the Group Companies and, to the extent related to the Business, the members of the Seller Group have, as applicable, conducted a risk assessment regarding the transfer of Personal Data pursuant to standard contractual clauses or binding corporate rules or other requirements and concluded that such transfers are compliant with applicable Data Protection Regulations and (iv) no Group Company or, to the extent related to the Business, member of the Seller Group has suspended or terminated a transfer of Personal Data or notified a supervisory authority due to any concerns regarding a transfer of Personal Data pursuant to standard contractual clauses or binding corporate rules and, to the Knowledge of Seller, there are no circumstances which reasonably justify such a notification.

(d) Except as would not be material to the Group Companies, taken as a whole, the Group Companies have purchased a sufficient number of license seats, and scope of rights, for all Software licensed by a Group Company from a third Person and have complied with the terms of the corresponding Contract.

(e) (i) Each Group Company and member of the Seller Group has, as applicable, implemented and maintained commercially reasonable measures and policies intended to protect the integrity, continuous operation and security of the Company IT Systems owned or controlled by such Group Company or member of the Seller Group and the data stored thereon, including from Harmful Code, (ii) the Company IT Systems operate and perform in all material respects as required to carry on the Business as currently conducted, (iii) to the Knowledge of Seller, the Company IT Systems are free from bugs and Harmful Code that would reasonably be expected to cause material disruption in the operation of the Business as currently conducted and (iv) each Group Company and, to the extent related to the Business, the Seller Group has implemented commercially reasonable backup and disaster recovery technology and procedures and has acted in material compliance therewith. Since June 1, 2022, to the Knowledge of Seller, the Company IT Systems have not malfunctioned or failed, or been subject to any Security Incident that has caused (A) disruption of or interruption in the ability to carry on the Business as currently conducted; (B) loss, destruction, damage or harm to the Group Companies, taken as a whole or (C) liability of any kind to the Group Companies, taken as a whole.

(f) Except as would not reasonably be expected to cause any material loss, harm, or liability to the Group Companies, taken as a whole, since June 1, 2022, to the Knowledge of Seller, there has not been, (i) a Security Incident compromising Personal Data or any Trade Secrets or other confidential or proprietary information used in the Business (collectively, “Company Sensitive Data”) or (ii) any action or any circumstance requiring the Group Companies or the Seller Group to notify a Governmental Authority or any Person as a result of a Security Incident or a violation of any Data Protection Regulations in connection with the Business, or requiring any individual to comply with applicable notification requirements of the Data Protection Regulations in connection therewith. Since June 1, 2022, neither the Group Companies nor the Seller Group have notified a Governmental Authority or any Person of a Security Incident or a violation of any Data Protection Regulations in connection with the Business.

(g) Since June 1, 2022, neither the Group Companies nor the members of the Seller Group have received (i)(A) a written claim, complaint, allegation or other written notice of any actual or alleged or threatened Security Incident compromising or revealing a material weakness in the security of Company Sensitive Data or Company IT Systems or (B) written notice of any Legal Proceeding (whether directly or indirectly) from or on behalf of any Person regarding the Personal Data Processing activities of the Group Companies or, to the extent related to the Business, the Seller Group, or (ii) a written notice from any supervisory authority or Governmental Authority of any investigation, inquiry, request for information or request for cooperation regarding the Personal Data Processing activities of the Group Companies or, to the extent related to the Business, the Seller Group.

(h) None of the Group Companies (i) is a “covered person” or (ii) Processes data or operates in a “country of concern” (in each case as such terms are defined in 28 C.F.R. Part 202), and no member of the Seller Group has knowingly engaged in prohibited transactions in violation of 28 C.F.R. Part 202.

Section 4.13 Customers and Suppliers. (a) Section 4.13(a) of the Disclosure Letter sets forth a true and complete list of the 10 largest customers of the Business based on the revenue accrued by Seller and its Affiliates, taken as a whole, in connection with the Business for each of the fiscal year ended December 31, 2024 and the five-month period ended May 31, 2025 (the “Company Material Customers”). As of the date of this Agreement, no Group Company or member of the Seller Group has received written notice from any Company Material Customer that such Company Material Customer intends to, or has exercised any right to, terminate or modify in any material respect the amounts, frequency or terms of the business such Company Material Customer conducts with Seller or any of its Affiliates with respect to the Business.

(b) Section 4.13(b) of the Disclosure Letter sets forth a true and complete list of the 10 largest suppliers of the Business based on the expenses accrued by Seller and its Affiliates, taken as a whole, in connection with the Business for each of the fiscal year ended December 31, 2024 and the five-month period ended May 31, 2025 (the “Company Material Suppliers”). As of the date of this Agreement, no Group Company or member of the Seller Group has received written notice from any Company Material Supplier that such Company Material Supplier intends to, or has exercised any right to, terminate or modify in any material respect the amounts, frequency or terms of the business such Company Material Supplier conducts with Seller or any of its Affiliates with respect to the Business.

Section 4.14 Real Estate. (a) No Group Company owns, or has, to the Knowledge of Seller, ever owned, any real property.

(b) Section 4.14(b) of the Disclosure Letter sets forth a true and complete list, as of the date hereof, of all real property leased, licensed, subleased or otherwise used by any Group Company as lessee, sublessee, licensee or occupant (the “Company Leased Real Property”), together with a description of each underlying lease, sublease, license and occupancy agreement (each, including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, a “Company Real Estate Lease”). Seller has made available to Purchaser true and complete copies of all Company Real Estate Leases. Except as set forth in the applicable Company Real Estate Lease, a Group Company has exclusive possession of each such Company Leased Real

Property and such Company Leased Real Property is not subject to any current grant by any Group Company of any use or occupancy rights to tenants, subtenants or licensees with respect to such Company Leased Real Property or any portion thereof. No Group Company has assigned, transferred, subleased or pledged (directly or indirectly) any interest in any of the Company Real Estate Leases. A Group Company has a valid leasehold or subleasehold interest in (or a valid right to use and occupy) each Company Leased Real Property, free and clear of all Liens other than Permitted Liens. Each Company Real Estate Lease is valid and binding on a Group Company and is in full force and effect and, to the Knowledge of Seller, valid and binding on, and enforceable against, the other parties thereto, and no Group Company, or to the Knowledge of Seller, any party thereto, is in material breach or default under any Company Real Estate Lease, beyond any applicable grace periods, and, to the Knowledge of Seller, no event has occurred or circumstances exists that, with notice or the passage of time, or both, could result in a material breach or default thereunder. The Company Leased Real Properties comprise all of the real property used in the operation of the Business as currently conducted (other than any properties at which Overhead and Shared Services are conducted) and is sufficient in all material respects to operate the Business as currently conducted (other than any properties at which Operations and Shared Services are conducted). Except as would not be material to the Group Companies, taken as a whole, all structures and buildings on the Company Leased Real Properties are in good operating condition and repair for the requirements of the Business as currently conducted, ordinary wear and tear excepted. To the Knowledge of Seller, neither the whole nor any part of any Company Leased Real Property is subject to any pending suit for condemnation, proceeding in eminent domain or other taking by any Governmental Authority, and no such condemnation, proceeding in eminent domain or other taking is threatened or contemplated.

Section 4.15 Contracts. (a) Section 4.15(a) of the Disclosure Letter sets forth, as of the date hereof, a true and complete list of the following Contracts to which any Group Company is a party or by which any Group Company or any of their respective assets are bound (other than (x) any purchase order, work order or quality agreement that, for each of the foregoing, does not modify any material term or condition of, or contain any material term or condition that is not contemplated by or contained in, a Contract disclosed in Section 4.15(a) of the Disclosure Letter or (y) any Company Plan):

(i) each Contract pursuant to which the Group Companies, taken as a whole, may be entitled to receive or obligated to pay more than $500,000 in any fiscal year;

(ii) [reserved];

(iii) each Contract that is material to the Business or operation of the Group Companies, taken as a whole, containing (A) any provision limiting the freedom of any Group Company to engage in any line of business or compete with any Person (other than any employee, customer or consultant non-solicitation covenants entered into in the ordinary course of business), (B) any “most-favored nations” pricing provisions or marketing or distribution rights related to any products or territory, (C) any exclusivity provision or (D) any agreement to purchase a minimum quantity of goods or services;

(iv) each Contract that is material to the Business or operation of the Group Companies, taken as a whole, that grants to the counterparty any rights of first refusal, first negotiation, first offer or similar right, and each Contract that limits or purports to limit the ability of any Group Company to own, operate, sell, transfer, or otherwise dispose of its material assets;

(v) each Contract that governs the formation, creation, governance, economics or control of any joint venture, legal partnership or other similar arrangement, other than with respect to any Contract solely between or among Group Companies;

(vi) each Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $150,000 pursuant to its express terms and not cancelable without penalty;

(vii) each Contract relating to the disposition or acquisition of assets for consideration in excess of $150,000, or assets that are otherwise material to the Business or the Group Companies, taken as a whole, or of any ownership interest in any entity (whether by merger, sale of stock, sale of assets or otherwise);

(viii) each Contract pursuant to which any Group Company has indemnification obligations, or purchase price adjustment, earnout or other contingent payment obligations, in each case in connection with any merger or other business combination or any acquisition or disposition of a business or Person;

(ix) each Contract relating to any pending business acquisition by any Group Company;

(x) each Contract providing for the creation of any mortgages, loans or notes of any Group Company, each indenture, credit agreement, security agreement or other agreement or instrument providing for the creation of Indebtedness for borrowed money of any Group Company, any guaranty provided by any Group Company of any obligation for borrowed money or other guaranty provided by any Group Company and each Contract creating any material Liens, other than Contracts creating Liens of the type, nature and scope contemplated by clauses (ii), (iii), (iv), (v) or (vii) of the definition of Permitted Liens;

(xi) each Contract under which a Group Company, directly or indirectly, has made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than a Group Company), in any such case which, individually, is in excess of $150,000, other than (A) trade credit advanced in the ordinary course of business or (B) to directors, managers, officers or employees for business and travel expenses in the ordinary course of business;

(xii) each Company Real Estate Lease;

(xiii) each Contract with any Governmental Authority or any university, college, research institute or other educational or academic institution that provides for research and development activities involving the creation of any material Intellectual Property rights;

(xiv) (A) each license of Company In-Licensed IP (other than any non-exclusive licenses incidental to the primary purpose of commercial agreements, non-disclosure agreements entered into in the ordinary course of business, Off-the-shelf Software and licenses to Open Source Code) and (B) each settlement, co-existence or other Contract that grants any third Person a license or right to use, or restricts any Group Company from filing, enforcing, licensing, using, registering, transferring, disposing of or otherwise exploiting, any Company Owned IP (other than any non-exclusive licenses incidental to the primary purpose of commercial agreements and non-disclosure agreements entered into in the ordinary course of business);

(xv) each Contract pursuant to which any material research or development activities are conducted by any Group Company for a third party or by a third party for any Group Company;

(xvi) each Contract that is material to the Business or operations of Group Companies, taken as a whole, under which any Group Company has continuing milestone, royalty or similar contingent payment obligations, including upon the achievement of regulatory or commercial milestones or obligation to pay any royalty, dividend or similar payment based on the revenues or profits of any Group Company, in each case, excluding indemnification and performance guarantee obligations provided for in the ordinary course of business;

(xvii) each Contract that is not terminable at will with fewer than 60 days’ prior notice (with no penalty or payment) by any Group Company and which expressly provides for payment or receipt by any Group Company after the date of this Agreement of more than $500,000 in the aggregate;

(xviii) each collective bargaining agreement or other similar Contract with any labor organization, union, group or association covering any Business Employee;

(xix) each Contract (A) for the employment of any Business Employee providing such Business Employee with target annual compensation or fees in excess of $350,000, (B) providing for the payment of any Cash or other compensation or benefits in connection with or upon the consummation of the Transactions to any Business Employee or otherwise payable by any Group Company, (C) restricting any Group Company’s ability to terminate the employment or services of any Business Employee at any time for any lawful reason or for no reason without penalty or (D) providing for severance or similar termination payments, retention or change in control payments, or for the acceleration of vesting or grant of any incentive equity or similar compensation to any Business Employee or otherwise payable by any Group Company;

(xx) each Contract with a Company Material Customer;

(xxi) each Contract with a Company Material Supplier;

(xxii) each “single-source” supply Contract, pursuant to which material goods or services are supplied to any Group Company from an exclusive source that cannot be replaced by one or more other sources on substantially similar terms and in a reasonably timely manner;

(xxiii) each Contract that is a settlement, conciliation or similar agreement with any Governmental Authority that imposes any material unpaid monetary or other material ongoing obligation upon any Group Company;

(xxiv) each Contract with (A) Seller or any Affiliate of Seller (other than any Group Company) or (B) any officer or director of Seller or its Affiliates (including the Group Companies) or any Affiliate thereof (other than a Group Company); or

(xxv) each commitment or agreement to enter into any of the foregoing.

(b) Section 4.15(b) of the Disclosure Letter sets forth, as of the date hereof, a true and complete list of any Contracts to which any member of the Seller Group is a party that are exclusively related to the Business.

(c) Seller has made available to Purchaser true and complete copies of all Contracts that are referred to in Section 4.15(a) or Section 4.15(b) (such Contracts, together with any Contract entered into after the date hereof that would have been required to be listed in Section 4.15(a) or Section 4.15(b) of the Disclosure Letter if such Contract had been entered into prior to the date hereof, the “Material Contracts”), including all material amendments thereto. There are no Material Contracts that are not in written form. Neither Seller nor its Affiliates (including each Group Company to the extent such Group Company is a party thereto), as applicable, nor, to the Knowledge of Seller, any other party to a Material Contract, has (i) failed to perform in any material respect any obligations required to be performed by it under any such Material Contract or (ii) breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of, or Laws applicable to, any such Material Contract in such manner as would permit any party thereto, with notice, lapse of time or both, to accelerate, modify, cancel or terminate such Material Contract or to seek damages or pursue other legal remedies which would reasonably be expected to be material to the Group Companies, taken as a whole. As to Seller and its Affiliates (including each Group Company to the extent such Group Company is a party thereto), as applicable, and, to the Knowledge of Seller, any other party to any Material Contract, each such Material Contract is valid, binding, enforceable and in full force and effect, subject to the Bankruptcy and Equity Exception. Between the date of the Latest Business Balance Sheet and the date hereof, no counterparty to a Material Contract has notified Seller or any of its Affiliates in writing (or, to the Knowledge of Seller, otherwise) that it intends to terminate or not renew a Material Contract, and neither Seller nor any of its Affiliates has provided any notice that it intends to terminate or not renew a Material Contract. As of the date of this Agreement, there are no material disputes pending or, to the Knowledge of Seller, threatened with respect to any Material Contract or any counterparty thereto.

Section 4.16 Insurance. Section 4.16 of the Disclosure Letter lists each material insurance policy maintained by the Group Companies or, to the extent related to the Business, the Seller Group (the “Insurance Policies”) as of the date hereof, and Seller has made available to Purchaser true and complete copies of all Insurance Policies. Each Insurance Policy is in full force and effect, and Seller and its Affiliates, as applicable, are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since June 1, 2022, no Group Company or member of the Seller Group (a) is in material default with respect to its obligations under any Insurance Policy or (b) has received any written notice or other written communication regarding any actual or possible (i) cancellation or invalidation of any Insurance Policy, (ii) refusal or denial of any coverage or rejection of any material claim under any Insurance Policy or (iii) unwillingness or inability of any party to perform its obligations under any Insurance Policy in any material respect (other than reservation rights). With respect to each Insurance Policy, the Group Companies or members of the Seller Group, as applicable, have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against any Group Company or member of the Seller Group for which such Group Company or member of the Seller Group has insurance coverage under an Insurance Policy, and no such carrier has issued a denial of coverage with respect to any such Legal Proceeding or informed any Group Company or member of the Seller Group of its intent to do so. The Insurance Policies are sufficient for compliance in all material respects under all Business Permits and Material Contracts to which any Group Company is a party or by which any Group Company, the Business or their respective properties or assets are bound.

Section 4.17 Affiliate Transactions. No officer, director, manager or Affiliate of a member of the Seller Group or of a Group Company (other than another Group Company) or, to the Knowledge of Seller, any individual in such officer’s, director’s or manager’s immediate family is a party to any Contract with any Group Company or related to the Business (other than arising under or in connection with employment-related Contracts, Company Plans and confidentiality Contracts or other Contracts incident to such Person’s employment with a Group Company) or has any ownership of any material property used in or necessary for the conduct of the Business.

Section 4.18 Takeover Statutes. Assuming the accuracy of the representations of Purchaser in Section 5.5, no anti-takeover or similar statute or regulation (such as Section 203 of the DGCL) applies or will apply to this Agreement or the Transactions.

Section 4.19 Assets and Liabilities of the Group Companies. At the Closing, taking into account and giving effect to all the Ancillary Agreements (including the services to be provided pursuant to the Transition Services Agreement) and other than with respect to Overhead and Shared Services, (a) the assets and properties owned, leased, licensed or otherwise used by the Group Companies will constitute all of the assets and properties necessary for, used or held for use in connection with the conduct of the Business immediately following the Closing in substantially the same manner as the Business is conducted immediately prior to the date hereof and the Closing, including, for the avoidance of doubt, all Single SOMAmers; provided that the foregoing shall not be construed as a representation or warranty regarding any infringement, misappropriation or violation of any Intellectual Property, and (b) no right or interest in any material property or asset that is necessary for, used or held for use in connection with the operation of the Business as it currently conducted, or conducted immediately prior to Closing will at the Closing be owned or held by a member of the Seller Group. At the Closing, except as would not, individually or in the aggregate, be material to the Group Companies, taken as a whole, the liabilities of the Group Companies shall not include any liabilities that (i) arise out of or relate to any Seller Business or (ii) constitute Excluded Employee Liabilities.

ARTICLE V

Representations and Warranties of Purchaser

Purchaser represents and warrants to Seller that:

Section 5.1 Organization, Standing and Organizational Power of Purchaser. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of Delaware.

Section 5.2 Authority; Noncontravention. (a) Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of and performance by Purchaser under this Agreement, and the consummation by Purchaser of the Transactions, have been duly authorized and approved by all requisite corporate action by Purchaser (including the board of directors of Purchaser), and no other corporate action on the part of Purchaser and no action on the part of Purchaser’s stockholders is necessary to authorize the execution and delivery of and performance by Purchaser under this Agreement and the consummation by Purchaser of the Transactions. This Agreement has been duly executed and delivered by Purchaser and, assuming due authorization, execution and delivery hereof by Seller, constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)Neither the execution and delivery of this Agreement by Purchaser, nor the consummation by Purchaser of the Transactions, nor compliance by Purchaser with any of the terms or provisions hereof, shall (i) conflict with or violate any provision of the certificate of incorporation and bylaws of Purchaser, in each case as amended to the date of this Agreement, (ii) assuming that each of the consents, authorizations and approvals referred to in Section 5.3 are received (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 5.3 are made and any applicable waiting periods referred to therein have expired, violate any Law or Order applicable to Purchaser or any of its Subsidiaries or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in any material or increased, additional, accelerated or guaranteed rights or entitlements of any Person under, any Contract to which Purchaser or any of its Subsidiaries is a party, except, in the case of clauses (ii) or (iii) above, as would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

Section 5.3 Governmental Approvals. Except for filings required under, and compliance with other applicable requirements of, the HSR Act, the Regulatory Laws, the Securities Act, the Exchange Act, state securities or blue sky laws and the rules of NASDAQ, no material consents or approvals of, or material filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the Transactions, other than as would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

Section 5.4 Brokers and Other Advisors. Except for Goldman Sachs & Co. LLC, the fees and commission of which shall be borne wholly by Purchaser, no broker, investment banker, financial advisor, intermediary, finder or other Person is entitled to any broker’s, finder’s or financial advisor’s fee or other similar fee or commission, or the reimbursement of expenses, directly or indirectly, in connection with the Transactions based upon arrangements made by or on behalf of Purchaser or any of its Subsidiaries.

Section 5.5 No Interested Stockholder. Neither Purchaser nor any of its “affiliates” or “associates” is, or has been within the last three years, an “interested stockholder” (in each case as such terms are defined in Section 203 of the DGCL) of Seller.

Section 5.6 Sufficient Funds. At the Closing, Purchaser will have available to it sufficient funds to consummate the Transactions, including payment of the Closing Aggregate Consideration. Purchaser expressly acknowledges and agrees that Purchaser’s ability to obtain financing is not a condition to its obligations under this Agreement.

Section 5.7 Legal Proceedings. There are no Legal Proceedings pending or, to the Knowledge of Purchaser, threatened in writing against Purchaser, at law or in equity, other than any Legal Proceedings that, if determined adversely to Purchaser, would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect. Purchaser is not subject to any outstanding Orders, other than any Orders that would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

Section 5.8 Investment Representation. Purchaser is acquiring the Shares for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities Laws. Purchaser is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act. Purchaser acknowledges that the Shares have not been registered under the Securities Act, or any state or foreign securities Laws and that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under any applicable state or foreign securities Laws or sold pursuant to an exemption from registration under the Securities Act, and any applicable state or foreign securities Laws.

Section 5.9 Acknowledgement by Purchaser; No Reliance. Purchaser acknowledges and agrees that: (i) it has conducted to its satisfaction its own independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Business and the Group Companies, (ii) the express representations and warranties of Seller set forth in Article III and Article IV of this Agreement, the certificate delivered pursuant to Section 7.2(d) and as may be set forth in the Ancillary Agreements constitute the sole and exclusive representations and warranties of Seller in connection with the Transactions, (iii) except for such express representations and warranties, neither Seller nor any other Person makes, or has made, any other express or implied representation or warranty with respect to Seller, the Group Companies, the Business or the Transactions and all other representations and warranties of any kind or nature, expressed or implied (including any relating to the future or historical financial condition, results of operations, assets or liabilities of the Group Companies or the Business), are specifically disclaimed by Seller and (iv) such disclaimer is agreed by Purchaser and Purchaser agrees that it and its Affiliates are not relying on any representations and warranties in connection with the Transactions except the express representations and warranties of Seller set forth in Article III and Article IV of this Agreement, the certificate delivered pursuant to Section 7.2(d) or as may be set forth in the Ancillary Agreements. In connection with Purchaser’s investigation of the Group Companies and the Business, Purchaser has received certain projections and certain business plan information of or relating to the Group Companies and the Business. Purchaser acknowledges and agrees that there are uncertainties inherent in attempting to make such projections and other forecasts and plans, that Purchaser is familiar with such uncertainties, that Purchaser, for purposes of agreeing to purchase from Seller all of the issued and outstanding Shares, is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such projections and forecasts, and that no representations or warranties of any kind, express or implied, are made by Seller with respect thereto.

ARTICLE VI

Covenants

Section 6.1 Conduct of Business. (a) Except (i) for matters set forth in Section 6.1(a) of the Disclosure Letter, (ii) as expressly permitted by or required in accordance this Agreement, (iii) for actions necessary to comply with the representations and warranties set forth in Section 4.19, (iv) as required by applicable Law or (v) as may be consented to in writing by Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), from the date of this Agreement to the Closing, or, if earlier, the termination of this Agreement in accordance with its terms (such time, the “Pre-Closing Period”), Seller shall, and shall cause each of its Affiliates (including the Group Companies) to, (x) use reasonable best efforts to conduct the Business in all material respects in the ordinary course of business and (y) use reasonable best efforts to (1) preserve intact the respective business organizations of the Group Companies, (2) maintain the assets of the Business (including Intellectual Property and material Company IT Systems), (3) preserve the Business’ relationships with manufacturers, suppliers, vendors, distributors, Governmental Authorities with jurisdiction over the Businesses’ operations, customers, licensors, licensees and other Persons with whom the Business has material business dealings and (4) maintain the confidentiality of all material Trade Secrets and other material confidential or proprietary information included in the Company Owned IP (except Trade Secrets required by applicable Law to be included in patent applications filed in the ordinary course of business); provided that no action with respect to matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this Section 6.1(a), which matters shall be exclusively governed by the relevant provisions of Section 6.1(b).

(b) Without limiting the generality of Section 6.1(a), except (i) for matters set forth in Section 6.1(b) of the Disclosure Letter, (ii) as expressly permitted by or required in accordance this Agreement, (iii) for actions necessary to comply with the representations and warranties set forth in Section 4.19, (iv) as required by applicable Law or (v) as may be consented to in writing by Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, the Group Companies and, to the extent related to the Business, Seller and the other members of the Seller Group shall not:

(i) in the case of any Group Company, issue, sell or grant any shares of capital stock or other equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any of its capital stock or other equity interests, or any rights, warrants or options to purchase any of its capital stock or other equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any of its capital stock or other equity interests, any “phantom” units or rights, stock appreciation rights, performance stock units or other rights that are linked in any way to the price or value of any such capital stock or other equity interests;

(ii) in the case of any Group Company, redeem, purchase or otherwise acquire any of its outstanding capital stock or other equity interests, or any rights, warrants or options to acquire any of its capital stock or other equity interests;

(iii) in the case of any Group Company, (A) declare, authorize, set aside for payment or pay any dividend on, or make any other distribution in respect of, any of its capital stock or other equity interests, other than dividends or distributions by any Company Subsidiary or Sengenics Malaysia to any Group Company and other than dividends or distributions in cash, (B) declare or authorize any dividend or other distribution with a record date prior to the Closing and payment date after the Closing or (C) adjust, split, combine, subdivide or reclassify any of its capital stock or other equity interests;

(iv) sell, assign, lease, sublease, license to any Person, transfer or otherwise dispose of or encumber or voluntarily subject to any Lien (other than a Permitted Lien) any of its properties (including any Company Leased Real Property) or assets that are, individually or in the aggregate, material to the Business, except (A) dispositions of obsolete, surplus or worn out assets that are no longer used or useful in the conduct of the Business, (B) transfers among Group Companies or (C) Company IP, which shall be governed by clause (v) below;

(v) sell, transfer, assign, encumber with any Lien (other than a Permitted Lien), convey, lease, license, sublicense, cancel, let lapse, abandon or otherwise dispose of any Company Owned IP, except (A) the lapse or abandonment of immaterial Company Registered IP in the ordinary course of business, (B) at the end of an item of Company Registered IP’s maximum statutory term or (C) for non-exclusive licenses granted to a Group Company’s customers, service providers and suppliers in the ordinary course of business;

(vi) for the fiscal year ended December 31, 2025, make any material capital expenditures outside the ordinary course of business and inconsistent with the capital expenditure budget set forth in Section 6.1(b)(vi) of the Disclosure Letter, and for the fiscal year ended December 31, 2026, make any capital expenditures that, in the aggregate, exceed the aggregate amount of expenditures provided for in the capital expenditure budget set forth in Section 6.1(b)(vi) of the Disclosure Letter by more than 10% during any fiscal quarter;

(vii) deliver, license or make available any source code of any material proprietary Software included in the Company Owned IP to any (A) escrow agent or (B) other Person who is not under an obligation of confidentiality to a Group Company with respect to such source code;

(viii) make any acquisition (including by merger or consolidation) of (A) the capital stock of any other Person or (B) a material portion of the assets or properties of any other Person (or any business or division of any other Person);

(ix) make any loans, advances or capital contributions to, or investments in, any other Person, other than to a Group Company, except for extensions of trade credit or advances to employees, each in the ordinary course of business;

(x) make any loan to or enter into any other material transaction with any of its directors, managers, officers or other Affiliates (other than transactions solely among the Group Companies), except (A) as permitted in the exceptions set forth in Section 6.1(b)(xii) or (B) pursuant to Contracts in force as of the date of this Agreement and set forth in Section 6.1(b)(x) of the Disclosure Letter, a true and complete copy of which has been made available to Purchaser;

(xi) incur, assume or guarantee any Indebtedness for borrowed money, except, in each case, for (A) borrowings under lines of credit (including business credit cards), credit agreements, financing agreements or other similar arrangements in existence as of the date of this Agreement in the ordinary course of business or (B) pursuant to arrangements solely among Group Companies;

(xii) enter into any material new line of business (excluding, for the avoidance of doubt, any line of business that is reasonably related to, and a reasonably foreseeable extension of, any line of business existing as of the date of this Agreement) or terminate any material line of business existing as of the date of this Agreement;

(xiii) (A) grant to any Business Employee any increase in compensation, bonus, bonus opportunity or other benefits (including fringe benefits), other than for Business Employees with annual base compensation less than $200,000, annual increases in connection with the Company’s annual compensation review cycle or other merit or promotion-based increases, in all cases, as conducted in the ordinary course and consistent with past practice, and provided that such increases do not exceed 5% of the aggregate of all such Business Employees’ annual target cash compensation in effect as of the date of this Agreement, (B) grant or increase any equity or equity-based award, long-term incentive award, change in control, retention, transaction, severance, termination or similar compensation or benefit with respect to any Business Employee, (C) adopt, establish, enter into, amend, modify or terminate any Company Plan or any collective bargaining, works council or other labor Contract, (D) take any action to accelerate the time of vesting or payment of any compensation or benefit under, or change any actuarial or other assumptions used to calculate the funding obligations with respect to, any Company Plan, or fund or otherwise secure the payment of any compensation or benefit for a Business Employee or (E) forgive any loans or cash advances, or issue any loans to any Business

Employees, except, in each case, (I) pursuant to the terms of Company Plans as in effect on the date of this Agreement or entered into after the date of this Agreement and permitted hereunder, true and complete copies of which shall have been made available to Purchaser, (II) pursuant to Contracts in effect as of the date hereof or entered into after the date hereof and permitted hereunder, true and complete copies of which shall have been made available to Purchaser or (III) in connection with any action that applies uniformly to Business Employees and a material number of other similarly situated employees of the Seller Group;

(xiv) take any action, including hiring, firing or transferring, that affects whether or not an individual is a Business Employee, other than (A) hiring (I) to fill a vacancy resulting from the departure of a Business Employee or (II) in the ordinary course where such hiring relates to an employee with annual base compensation less than $200,000, in each case provided that such offers are on terms consistent with past practice, subject to reasonable market adjustments, and (B) terminating the employment of any Business Employee for cause (as determined in good faith in a manner consistent with past practice);

(xv) amend or terminate any of the Group Company Charter Documents;

(xvi) make any material change in any method of financial accounting or financial accounting practice in effect date as of the Latest Business Balance Sheet, except as required by GAAP;

(xvii) adopt a plan or agreement of complete or partial liquidation or dissolution, restructuring, recapitalization or other reorganization of any Group Company;

(xviii) except with respect to Consolidated Income Taxes or any Consolidated Tax Return, (A) make any material Tax election outside the ordinary course of business with respect to the Business, (B) settle or compromise any audit or proceeding relating to Income Taxes or a material amount of other Taxes, (C) request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for Income Taxes or a material amount of other Taxes (other than pursuant to an extension of time to file any Tax Return granted in the ordinary course of business), (D) file any amended Tax Return reflecting Income Taxes or a material amount of other Taxes with respect to the Business, (E) change any Tax accounting method with respect to the Business or (F) enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement relating to a material amount of Taxes with respect to the Business (other than an agreement the principal purpose of which is not the allocation, sharing or indemnification of Taxes);

(xix) (A) terminate (other than automatic terminations), expressly release any material rights under or materially amend any Material Contract or a material purchase order, work order or quality agreement with respect thereto in a manner adverse to the Group Companies or the Business in any material respect or (B) enter into, renew or extend the term of (other than automatic renewals or extensions) any Contract that would be or is considered a Material Contract under any of clause (iii), (iv), (xii) (subject to Section 6.22) or (xviii) of Section 4.15(a) (it being understood that the renewal or extension of any Contract in the ordinary course of business that contains terms described in those clauses shall be permitted if the Contract being renewed or extended contains such terms and the renewal Contract contains the same such terms or comparable terms that are no less favorable to the Group Companies or the Business) if in effect on the date of this Agreement;

(xx) settle or compromise any proceeding or claim against a Group Company or relating to the Business other than proceedings and claims that are settled or compromised solely upon payment of Cash (and so long as such settlement or compromise does not result in any non-monetary liability or other continuing obligation or undertaking of any Group Company or the Business post-Closing (other than de minimis liabilities or obligations incidental to such settlement or compromise, including confidentiality obligations)); provided that (A) Seller notifies Purchaser reasonably in advance of such settlement and gives Purchaser an opportunity to review any proposed settlement agreement and (B) such settlements do not exceed $200,000 individually or $1,000,000 in the aggregate;

(xxi) exercise any options under any collaboration agreement relating to “co-funding”, “co-commercialization” or similar cost-and-profit participation rights (whether an exercise to “opt in” or “opt out” of such rights) with respect to any Business Product to which such collaboration agreement relates;

(xxii) fail to use reasonable best efforts to avoid entering into any Material Contract (other than automatic renewals or extensions) if the performance of this Agreement and the consummation of the Pre-Closing Transactions and the Transactions will conflict with, or result in any material breach or violation of, or default (with or without notice or the lapse of time, or both) under such Material Contract;

(xxiii) take the actions set forth on Section 6.1(b)(xxiii) of the Disclosure Letter; or

(xxiv) agree in writing to take any of the foregoing actions.

(c) Whenever this Agreement requires a Group Company or any other Affiliate of Seller to take any action, such requirement shall be deemed to include an undertaking on the part of Seller to cause such Group Company or other Affiliate, as applicable, to take such action.

Section 6.2 Invoices. Seller shall use reasonable best efforts to obtain from each payee of Specified Transaction Expenses or Shared Expenses incurred by Seller and deliver to Purchaser, at least three Business Days prior to the Closing, a written invoice for the full amount of the Specified Transaction Expenses or Shared Expenses incurred by Seller, as applicable, owed to such payee (“Invoices”).

Section 6.3 Exclusivity. Seller agrees that after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, it shall not, and it shall cause its Affiliates and Representatives not to, directly or indirectly: (i) solicit, initiate, facilitate or encourage the submission of any Acquisition Proposal; (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action knowingly to facilitate or encourage any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; or (iii) enter into any agreement with respect to any Acquisition Proposal.

Section 6.4 Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, each of Purchaser and Seller shall, and shall cause their respective Affiliates to, use its and their reasonable best efforts to (i) cause the Transactions to be consummated prior to the Outside Date, (ii) make promptly any required submissions and filings under applicable Regulatory Laws with respect to the Transactions, (iii) promptly furnish information required in connection with such submissions and filings under such Regulatory Laws, (iv) keep the other Party reasonably informed with respect to the status of any such submissions and filings (including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under Regulatory Laws and (D) the nature and status of any objections raised or proposed or threatened to be raised under Regulatory Laws) and (v) obtain all actions or non-actions, approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Authority necessary, proper or advisable to consummate the Transactions as soon as practicable in connection with Regulatory Laws.

(b) In furtherance and not in limitation of the foregoing: Purchaser and Seller agree to (i) make, or cause to be made, their respective required filings under the HSR Act and the foreign Regulatory Laws listed in Section 6.4 of the Disclosure Letter, in each case, as promptly as reasonably practicable after the date of this Agreement, (ii) supply as soon as practicable any additional information and documentary material that may be requested pursuant to the Regulatory Laws and (iii) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 6.4 necessary to cause the expiration or termination of the applicable waiting periods under the Regulatory Laws (including any extensions thereof) as soon as practicable. All filing fees under the HSR Act and any other Regulatory Laws or other applicable Laws in connection with the Transactions shall constitute Shared Expenses. For the avoidance of doubt, and notwithstanding anything herein to the contrary, Purchaser shall, following consultation with and considering in good faith the views of Seller, direct and control all aspects of the Parties’ efforts to obtain, and determine the strategy with respect to obtaining, any clearances, consents, approvals and waivers under Regulatory Laws required by any Governmental Authority for the consummation of the Transactions.

(c) Each Party shall, in connection with the Regulatory Laws and the required filings thereunder: (i) promptly notify the other Party of, and if in writing, furnish the other with copies of (or, in the case of oral communications, advise the other of the contents of) any material communication to such Person from a Governmental Authority and permit the other to review and discuss in advance (and to consider in good faith any comments made by the other in relation to) any proposed written communication to a Governmental Authority, (ii) keep the other reasonably informed of any developments, meetings or discussions with any Governmental Authority in respect of any filings, investigation, or inquiry concerning the Transactions and (iii) not independently participate in any material meeting or discussions with a Governmental Authority in respect of any filings, investigation or inquiry concerning the Transactions without giving the other Party prior notice of such meeting or discussions and, unless prohibited by such Governmental

Authority, the opportunity to attend or participate; provided that, in each case, each of Purchaser and Seller may designate any non-public information provided to any Governmental Authority as restricted to only the outside lawyers and consultants of the other Party, and any such information shall not be shared with employees, officers, managers or directors or their equivalents of the other Party without approval of the Party providing the non-public information.

(d) Notwithstanding the foregoing, in no event shall Purchaser or any of its Affiliates be required to commit to or effect, or Seller or any of its Affiliates be permitted (without the prior written consent of Purchaser) to commit to or effect, by consent decree, hold separate orders, trust, or otherwise, (i) the sale, license, holding separate or other disposition of assets or businesses of Purchaser or any of its Affiliates or any Group Company or (ii) any restriction or limitation on any business, operations, assets, properties or contractual freedoms of Purchaser, any of its Affiliates or any Group Company, or any other behavioral remedy, requested by a Governmental Authority in order to achieve clearance under any Regulatory Law, including terminating, relinquishing, modifying or waiving existing, or creating new, relationships, ventures, contractual rights, obligations or other arrangements of Purchaser or any of its Affiliates or any Group Company (each of the actions described in the foregoing clauses (i) and (ii), a “Remedy Action”).

(e) Seller and Purchaser shall each, with the reasonable cooperation of the other, use reasonable best efforts to obtain consents, approvals or waivers, as applicable, with respect to the consummation of the Transactions in respect of the Contracts set forth in Section 6.4(e) of the Disclosure Letter; provided that the failure of a Party to obtain any such consent, approval or waiver shall not, in and of itself, constitute a breach of this Section 6.4(e) or give rise to the failure of any condition to Closing set forth in Article VII or any termination right set forth in Article VIII. For purposes of this Section 6.4(e), “reasonable best efforts” in connection with seeking or obtaining such consents, approvals or waivers shall not, among other things, be deemed to require (i) Seller, Purchaser or any of their respective Affiliates to undertake extraordinary measures, including the waiver of any condition to Closing in its favor, (ii) the initiation, prosecution or defense of or participation in any Legal Proceedings, (iii) the expenditure of payment of funds in excess of normal and usual administrative and processing fees, if any, or (iv) the giving of any other consideration or any adjustment to the Closing Aggregate Consideration with respect to seeking or obtaining any such consents, approvals or waivers.

(f) Neither Purchaser nor any of its Affiliates shall after the date of this Agreement acquire or agree to acquire any rights, business, Person or division thereof (by way of license, merger, consolidation, share exchange, investment or other business combination, asset, stock or equity purchase or otherwise) or enter into or agree to enter into any joint venture, collaboration or other similar arrangement in the proteomics business that, in each case, (i) would be reportable under the HSR Act and (ii) would reasonably be expected to prevent, materially delay or materially impair the Parties’ ability to cause the waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act to expire or be terminated or to obtain the consent, authorization or approval of any Governmental Authority under applicable Regulatory Laws that constitute a condition to Closing under Section 7.1(a).

Section 6.5 Public Announcements. The initial press release with respect to the execution of this Agreement shall be reasonably agreed upon by Purchaser and Seller. Following such initial press release, Purchaser and Seller shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as such Party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with or the listing rules of any national securities exchange or national securities quotation system (and then only after as much advance notice and consultation as is reasonably feasible); provided, however, that the foregoing shall not preclude any press releases and other communications or disclosures (a) necessary to implement the provisions of this Agreement or, following the Closing, in connection with court filings made in any litigation related to the Parties or this Agreement or (b) that in the good faith judgment of the applicable Party are consistent with prior press releases issued or other public communications or disclosures made in compliance with this Section 6.5 and, in any event, do not contain any information relating to the Transactions that has not been previously announced or made public in compliance with this Section 6.5.

Section 6.6 Access to Information; Contact with Employees, Customers and Suppliers; Confidentiality. (a) Subject to applicable Laws relating to the exchange of information, from the date hereof until the earlier of the Closing or the date on which this Agreement is terminated in accordance with its terms, Seller shall, and shall cause each Group Company to, afford to Purchaser and its Representatives (including any Insurers and underwriters in respect of the Representation and Warranty Insurance Policy) reasonable access during normal business hours to the properties, books, Contracts and records of the Group Companies and, to the extent related to the Business, the members of the Seller Group, and Seller shall, and shall cause each Group Company to, furnish promptly to Purchaser such information concerning the Business and the Group Companies’ properties as Purchaser may reasonably request; provided that Purchaser and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of Seller or its Subsidiaries; provided, further, that Seller and the Group Companies shall not be obligated to provide such access or information (i) if Seller determines, in its reasonable judgment after consultation with counsel, that doing so would violate applicable Law or jeopardize the protection of the attorney-client privilege, work product doctrine or similar protection or (ii) that constitute non-financial Trade Secrets (provided that, in each case, the Parties shall reasonably cooperate in seeking an alternative means whereby Purchaser is provided access to such information or the contents or a reasonable redacted summary thereof). Until the Closing, the information provided shall be subject to the terms of the Confidentiality Agreement and, as applicable, the Clean Team Agreement and, without limiting the generality of the foregoing, Purchaser shall not, and Purchaser shall cause its Representatives not to, use such information for any purpose unrelated to the Transactions (including for the purpose of coordinating integration activities and transition planning with the Business Employees). No information or knowledge obtained in any investigation by Purchaser or other information received by Purchaser pursuant to this Section 6.6 shall operate as a waiver or be deemed to modify or otherwise affect any representation, warranty or agreement contained herein or in any certificate, document or other instrument delivered in connection herewith, the conditions to the obligations of the Parties to consummate the Closing in Article VII or otherwise prejudice in any way the rights and remedies of Purchaser or any other Indemnified Persons hereunder, including pursuant to Article IX.

(b) Prior to the Closing, Purchaser and its Representatives may only contact and communicate with the employees, customers, service providers and suppliers of Seller and its Subsidiaries in connection with the Transactions after prior consultation with and approval by Seller, such approval not to be unreasonably withheld, conditioned or delayed.

(c) To the extent permitted under the terms thereof, Seller shall, and shall cause its Affiliates to, assign to Purchaser or the Group Companies, as applicable, at the Closing all of their rights under such agreements to confidential treatment and non-use of information related to the Business or the Group Companies or with respect to solicitation and hiring of Business Employees; provided that in the event Seller is unable to assign any such rights under any such agreements, from and after the Closing, at the request of Purchaser, Seller shall use reasonable best efforts to enforce such rights on behalf of Purchaser and the Group Companies.

Section 6.7 Access to Books and Records. From and after the Closing, for a period of seven years, each Party (in such capacity, the “Granting Party”) shall, and shall cause its Affiliates to, grant the other Party (in such capacity, the “Accessing Party”) and its Affiliates and authorized Representatives access, during normal business hours, upon reasonable notice and at the Accessing Party’s sole expense, to (i) the books and records (for the purpose of examining and copying) of the Group Companies to the extent related to the Business with respect to periods or occurrences prior to or on the Closing Date and (ii) employees of the Granting Party and its Subsidiaries for purposes of better understanding such books and records, in each case only (A) to the extent necessary for the Accessing Party to comply with applicable Law, for tax or accounting purposes, to respond to a request, investigation, inquiry or examination from any regulatory authority or to comply with or perform obligations under this Agreement or any Ancillary Agreement or (B) in connection with a dispute, action, suit, proceeding or litigation brought by a third party against the Accessing Party or its Affiliates; provided that the Accessing Party and its Affiliates and authorized Representatives shall conduct any such activities in a manner that does not unreasonably interfere with the business or operations of the Granting Party or its Affiliates; provided, further, that in connection with litigation to which Seller or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, are adverse parties, the Granting Party shall not be required to provide access to any such books, records or employees pursuant to this Section 6.7. Unless otherwise consented to in writing by any Accessing Party, no Granting Party shall, nor shall it permit its Affiliates to, for a period of seven years following the Closing Date, destroy, alter or otherwise dispose of any of the books and records of the Group Companies for any period prior to the Closing Date without first giving reasonable prior written notice to the Accessing Party and offering to surrender to the Accessing Party such books and records or any portion thereof that are intended to be destroyed, altered or disposed of.

Section 6.8 Indemnification and Insurance. (a) From and after the Closing, Purchaser shall cause the Group Companies, to (i) indemnify, defend and hold harmless each individual who is a current or former manager, director and officer of any Group Company (each, a “D&O Indemnitee” and, collectively, the “D&O Indemnitees”) against all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any actual or threatened claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative) (each, a “D&O Claim”), whenever asserted, arising out of, relating to or in connection with any action or omission taken or omitted in their capacity as manager, director or officer of a Group Company or any other Person whom such D&O Indemnitee serves at the request of any Group Company occurring or alleged to have occurred before or at the Closing (including any D&O Claim relating in whole or in part to this Agreement or the Transactions), to the fullest extent permitted under applicable Law and (ii) maintain, honor and fulfill all obligations of the Group Companies to the D&O Indemnitees in respect of limitation of liability, exculpation, indemnification and advancement of expenses as provided in (A) the Group Company Charter Documents, in each case as in effect on the date hereof and (B) any indemnification agreements with a D&O Indemnitee, in each case as in effect on the date hereof (correct and complete copies of which shall have been made available to Purchaser), which shall in each case survive the Transactions and continue in full force and effect to the extent permitted by applicable Law.

(b) From and after the Closing, Purchaser shall, and shall cause the Group Companies to, pay and advance to each D&O Indemnitee any expenses (including fees and expenses of legal counsel) in connection with any D&O Claim relating to any acts or omissions covered under this Section 6.8 or the enforcement of a D&O Indemnitee’s rights under this Section 6.8 as and when incurred to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced provides an undertaking to repay such expenses if it is ultimately determined that such Person is not entitled to be indemnified or reimbursed pursuant to this Section 6.8.

(c) During the period commencing at the Closing and ending on the sixth anniversary of the Closing Date, each Group Company shall (and Purchaser shall cause each Group Company to), subject to applicable Law, cause such Group Company’s Group Company Charter Documents to contain provisions with respect to indemnification, exculpation and the advancement of expenses with regard to acts or omissions by D&O Indemnitees occurring at or prior to the Closing that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Group Company Charter Documents of such Group Company as of the date of this Agreement. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any manner adverse to the D&O Indemnitees except as required by applicable Law.

(d) On or prior to the Closing Date, Seller shall use reasonable best efforts to cause the Company to obtain and pay for a non-cancelable run-off or tail directors and officers insurance policy for a period of six years from and after the Closing Date to provide insurance coverage for events, acts or omissions occurring on or prior to the Closing Date for all of the D&O Indemnitees (the “D&O Insurance”) on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date hereof, at a price not to exceed 300% of the aggregate annual premium most recently paid by Seller for the Group Companies (the “Maximum Amount”); provided that if Purchaser can procure a policy on superior terms or on equivalent terms, but at a lower price, as compared to any such policy that may be procured by Seller, then Purchaser may obtain such policy in lieu of Seller. If Seller is unable to obtain the insurance required by this Section 6.8(d) because its cost exceeds the Maximum Amount, Seller shall use reasonable best efforts to obtain as much comparable insurance as possible for the years within such six-year period for a premium equal to the Maximum Amount (after reasonably cooperating with, and consulting with, Purchaser). Purchaser shall maintain any such D&O Insurance in full force and effect for the full term thereof. The costs of any such D&O Insurance shall be considered a “Shared Expense” for purposes of this Agreement.

(e) The provisions of this Section 6.8 are (i) intended to be for the benefit of, and shall be enforceable by, each D&O Indemnitee, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for or limitation of, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Purchaser under this Section 6.8 shall not be terminated or modified in such a manner as to adversely affect the rights of any D&O Indemnitee to whom this Section 6.8 applies unless (A) such termination or modification is required by applicable Law or (B) the affected D&O Indemnitee, his or her heirs and his or her Representatives shall have consented in writing to such termination or modification (it being expressly agreed that the D&O Indemnitees, heirs and Representatives to whom this Section 6.8 applies shall be third party beneficiaries of this Section 6.8).

(f) In the event that Purchaser, a Group Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Purchaser and the applicable Group Company shall assume all of the obligations thereof set forth in this Section 6.8.

(g) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to members’, managers’, directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to any Group Company or its managers, directors or officers.

Section 6.9 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct Seller’s or any of its Affiliates’ (including, prior to the Closing, the Group Companies’) businesses or operations. Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Affiliates’ (including, prior to the Closing, the Group Companies’) businesses and operations.

Section 6.10 Employee Matters. (a) Following the date of this Agreement, Seller shall (i) deliver to Purchaser an updated version of the Business Employee Schedule (with names listed to the extent permitted under applicable Data Protection Regulations) and the Business Consultant Schedule, each on a monthly basis to the extent there are changes and (ii) deliver to Purchaser not later than 10 Business Days prior to the Closing Date a final updated version of the Business Employee Schedule (with names listed to the extent permitted under applicable Data Protection Regulations) and the Business Consultant Schedule, in each case, that is true and complete as of 12 Business Days prior to the Closing.

(b) Purchaser shall, or shall cause each Group Company or Purchaser’s other Affiliates to, for a period of at least 12 months following the Closing Date (or any such shorter period of employment), provide to each Continuing Employee (i) at least the same base salary or wage rate that was provided to such Continuing Employee immediately prior to the Closing, (ii) target annual or short-term cash incentive opportunities that are no less favorable than those opportunities (excluding retention, one-time or special bonuses and change in control payments) provided to such Continuing Employee immediately prior to the Closing, (iii) severance benefits that are no less favorable than those set forth on Section 6.10(b) of the Disclosure Letter, and (iv) other employee benefits that are either, at Purchaser’s election, (A) substantially comparable in the aggregate to those benefits provided to such Continuing Employee immediately prior to the Closing (excluding for such purposes, defined benefit pension, retiree or post-employment health or welfare, nonqualified deferred compensation, retention, one-time or special bonuses and change in control payments) or (B) no less favorable than the other employee benefits provided by Purchaser to its similarly situated employees during such period, except as otherwise required by applicable Law; provided that nothing in this Section 6.10(b) shall require Purchaser or any of its Affiliates to continue to employ any Continuing Employee.

(c) For eligibility and vesting purposes (other than vesting of future equity awards) and for purposes of determining severance amounts and future vacation accruals under the compensation and employee benefit plans, policies or arrangements of Purchaser and its Affiliates (including, after the Closing, any Group Company), each Continuing Employee shall receive credit for his or her service with Seller and its Affiliates (including any Group Company) prior to the Closing Date as if such service were with Purchaser or its Affiliates to the same extent that such Continuing Employee was entitled, before the Closing, to credit for his or her service under any similar or comparable Company Plans (except to the extent this credit would result in a duplication of benefits in respect of the same period of service). In addition, for any medical, dental, health or other welfare benefit plan, program or arrangement maintained by Purchaser or its Affiliates (each, a “Successor Plan”) other than the plan or plans in which Continuing Employees participated immediately prior to the Closing (each, a “Prior Plan”), Purchaser shall, or shall cause each Group Company or Purchaser’s other Affiliates to, use reasonable best efforts to (i) cause each Continuing Employee to be eligible to participate immediately, without any waiting time, in any and all Successor Plans, (ii) cause the Successor Plans to not include any restrictions, limitations or exclusionary provisions with respect to pre-existing conditions, exclusions or any actively-at-work requirements relating to such Continuing Employee and his or her dependents (except to the extent that such exclusions or requirements were applicable to Continuing Employees (including their respective dependents and beneficiaries, if any) under any similar Prior Plan at the time of commencement of participation in such Successor Plan) and (iii) cause any eligible expenses incurred by any Continuing Employee and his or her covered dependents during the portion of the plan year of the Prior Plan ending on the date of such Continuing Employee’s commencement of participation in the Successor Plan to be taken into account under the Successor Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if these amounts had been paid in accordance with the Successor Plan.

(d) Prior to the Closing, Seller and its Affiliates shall have taken such actions as may be necessary to fully vest all account balances of Continuing Employees (and their beneficiaries) who participated in all Company Plans providing for deferral of compensation pursuant to Section 401(k) of the Code (each, a “Company 401(k) Plan”). Notwithstanding any other provision of this Agreement, effective as of the Closing, Purchaser shall (i) permit each Continuing Employee who was a participant in or eligible to participate in a Company 401(k) Plan prior to the Closing to participate in a tax-qualified defined contribution retirement plan established or designated by Purchaser (the “Purchaser 401(k) Plan”) and (ii) take such reasonable actions as may be required to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including promissory notes evidencing outstanding participant loans) in the form of Cash and in-kind in the case of participant loans to the Purchaser 401(k) Plan in an amount equal to the eligible rollover distribution portion of the account balance distributed to such Continuing Employee from any Company 401(k) Plan; provided that such rollover shall be conditioned on Purchaser’s reasonable determination that such rollovers are in compliance with ERISA, the Code and the terms of the Purchaser 401(k) Plan.

(e) Notwithstanding any other provision of this Agreement, effective as of the Closing, Purchaser shall, or shall cause its Affiliates to, have in effect as of the Closing flexible spending reimbursement accounts for medical and dependent care under a cafeteria plan qualifying under Section 125 of the Code (the “Purchaser Cafeteria Plan”) that provides benefits to eligible Continuing Employees. Purchaser agrees to cause the Purchaser Cafeteria Plan to accept a spin-off of the flexible spending reimbursement accounts of the Continuing Employees from the cafeteria plan in which Continuing Employees participate immediately prior to the Closing (the “Seller Cafeteria Plan”) and to honor and continue through the end of the calendar year in which the Closing Date occurs the elections made by each Continuing Employee under the Seller Cafeteria Plan in respect of the flexible spending reimbursement accounts that are in effect immediately prior to the Closing. Purchaser shall credit or debit, as applicable, effective as of the Closing Date, the applicable account of each Continuing Employee under Purchaser’s Cafeteria Plan with an amount equal to the balance of such Continuing Employee’s account under the Seller Cafeteria Plan as of immediately prior to the Closing Date. As soon as practicable following the Closing Date, Seller shall cause to be transferred from the Seller Cafeteria Plan to the Purchaser Cafeteria Plan the excess, if any, of the aggregate accumulated contributions to the flexible spending reimbursement accounts made prior to the Closing during the year in which the Closing Date occurs by Continuing Employees over the aggregate reimbursement payouts made prior to the Closing for such year from such accounts to the Continuing Employees. If the aggregate reimbursement payouts from the flexible spending reimbursement accounts made prior to the Closing during the year in which the Closing Date occurs made to Continuing Employees exceed the aggregate accumulated contributions to such accounts prior to the Closing for such year by the Continuing Employees, Purchaser shall cause such excess to be transferred to Seller as soon as practicable following the Closing Date. From and after the Closing, Purchaser shall assume and be solely responsible for all claims by Continuing Employees under the Seller Cafeteria Plan whether incurred prior to, on or after the Closing Date, that have not been paid in full as of the Closing.

(f) Seller shall, or shall cause one of its Affiliates (excluding any Group Company) to, make a cash payment to each Continuing Employee in respect of his or her unused vacation and paid time-off accrued as of immediately prior to the Closing, such that no obligations with respect to such accrued but unused vacation or paid time-off shall exist as of immediately following the Closing. Notwithstanding the foregoing, if payment of unused vacation and paid time-off accrued as of immediately prior to the Closing is not permissible under applicable Laws, such payment shall not be made by Seller or its Affiliates to the applicable Continuing Employee and, after the Closing, to the extent required by Applicable Laws, Purchaser shall, or shall cause each Group Company or Purchaser’s other Affiliates to, (i) recognize and provide all earned but unused vacation and paid time-off accrued as of immediately prior to Closing that has not been so paid out and (ii) allow each applicable Continuing Employee to use such earned but unused vacation and paid time-off at such times as would have been allowed under Purchaser’s vacation and paid time-off policies in effect on or following the Closing.

(g) If any Continuing Employee requires a visa, work permit, employment pass or other approval for his or her employment to transfer to or continue with Purchaser or its Affiliates following the Closing and such approval cannot be transferred to Purchaser and its Affiliates, Purchaser shall ensure that any necessary applications are promptly made and use its reasonable best efforts to secure the necessary visa, permit, pass or other approval effective as of the Closing, and Seller shall provide such assistance as reasonably requested by Purchaser in connection therewith.

(h) Prior to the Closing Date, Seller and its Affiliates shall take all steps as are reasonably required to (i) transfer each Business Employee (other than an Offer Employee) who is employed by the Seller Group to a Group Company and (ii) transfer the employment of each individual who is employed by a Group Company who is not a Business Employee (including each Excluded Group Company Employee) to the Seller Group; provided, however, that any Business Employee who is receiving long-term disability benefits as of immediately prior to the Closing under a Company Plan that is not an Assumed Plan (each such Business Employee, an “Inactive Business Employee”) shall remain an employee of Seller or its Affiliates (other than the Group Companies) following the Closing. With respect to each Inactive Business Employee, Purchaser shall, or shall cause one of its Affiliates to, make an offer of employment to such Inactive Business Employee on terms consistent with those provided to Continuing Employees pursuant to Section 6.10(b), with employment to be effective as of the date on which such Inactive Business Employee (i) presents himself or herself to Purchaser for active employment, (ii) is qualified to resume active employment with or without reasonable accommodation and (iii) accepts such offer of employment from Purchaser or any of its Affiliates; provided that such Inactive Business Employee presents himself or herself for active employment within six months following the Closing Date or within such longer time period as required under applicable Law. Each Inactive Business Employee who becomes an employee of Purchaser or its Affiliates pursuant to this Section 6.10(h) shall be considered a Continuing Employee for purposes of this Section 6.10 and all references to the “Closing” or “Closing Date” (other than in Section 6.10(b) and this Section 6.10(h)) shall be deemed to refer to the date on which such Inactive Business Employees commences employment with Purchaser or its Affiliates as the context so requires.

(i) At least 5 Business Days prior to the Closing Date, Purchaser shall, or shall cause one of its Affiliates to, make an offer of employment to each Business Employee residing in a jurisdiction set forth on Section 6.10(i) of the Disclosure Letter (each, an “Offer Employee”). Any offers of employment made to an Offer Employee shall be on terms consistent with those provided to other Continuing Employees pursuant to Section 6.10(b), with employment to be effective as of the Closing Date. Notwithstanding the foregoing, any such Offer Employee who is an Inactive Business Employee shall be offered employment pursuant to the terms and conditions set forth in Section 6.10(h) and not this Section 6.10(i).

(j) Seller and Purchaser intend that the Transactions shall not constitute a severance or termination of employment of any Business Employee prior to or upon the Closing for purposes of any Company Plan that provides for severance or termination benefits or under applicable Law and that the Continuing Employees shall have continuous and uninterrupted employment immediately before and immediately after the Closing, and Seller and Purchaser shall comply with any requirement under applicable Law to ensure the same. Purchaser shall be solely responsible for, and shall indemnify and hold harmless Seller from, all liabilities that may result in respect of claims for statutory, contractual or common law severance or other separation benefits or mandated payment obligations under applicable Law, together with the employer-paid portion of any employment or payroll Taxes (including social security or similar contributions) related thereto, arising out of, relating to or in connection with Purchaser’s failure to offer (or cause to be offered) employment to any Offer Employee on terms consistent with Section 6.10(b) and Section 6.10(i) and in accordance with applicable Law.

(k) Prior to the Closing Date, Seller shall, and shall cause its Affiliates to, transfer the sponsorship of (i) each Company Plan set forth on Section 6.10(k)(i) of the Disclosure Letter to a member of the Seller Group; provided that with respect to any such Company Plan that is a defined contribution plan and intended to be qualified under Section 401(a) of the Code, such Company Plan shall be transferred to an Affiliate of Seller that is considered a single employer under Section 414 of the Code with the relevant participating Group Company at the time of the transfer, but will not be so considered immediately following the Closing, and (ii) each Company Plan set forth on Section 6.10(k)(ii) of the Disclosure Letter to a Group Company, which will constitute an Assumed Plan.

(l) Effective as of the Closing, Seller shall, or shall cause its Affiliates (other than the Group Companies) to, assume or retain, as applicable, and pay, perform, fulfill and discharge, in due course in full, (i) all liabilities under all Company Plans (other than those that are Assumed Plans), whenever incurred, (ii) all liabilities arising out of, relating to or resulting from the employment or service or termination of employment or service of any employee, officer, director or manager of or consultant to Seller or any of its Affiliates, and their dependents and beneficiaries (and any alternate payees in respect thereof), who are not (A) Continuing Employees or (B) former employees or other individual service providers of a Group Company (other than an Excluded Group Company Employee or any other former employees or other individual service providers of a Group Company who, as of their final date of employment or engagement with Seller and its Affiliates, were not primarily engaged in the operation of the Business), whenever incurred, (iii) all liabilities in respect of any Inactive Business Employee engaged by the Seller Group arising during the period of such engagement and prior to the period that such Inactive Business Employee commences employment with Purchaser and its Affiliates, (iv) all liabilities arising out of, relating to or resulting from the transfer of Business Employees from any member of the Seller Group to the Group Companies and (v) any liabilities of the Group Companies as a result of being treated as an ERISA Affiliate with any Person at any time during the six-year period prior to the Closing Date (the liabilities described in the foregoing clauses (i) through (v), collectively, the “Excluded Employee Liabilities”).

(m) Effective as of the Closing, Purchaser shall, or shall cause its Affiliates to, assume or retain, as applicable, and pay, perform, fulfill and discharge, in due course in full, (i) all liabilities under all Assumed Plans, whenever incurred and (ii) all liabilities arising out of, relating to or resulting from the employment or service or termination of employment or service of any Continuing Employee or former employee or other individual service provider of a Group Company (other than an Excluded Group Company Employee or any other former employees or other individual service providers of a Group Company who, as of their final date of employment engagement with Seller and its Affiliates, were not primarily engaged in the operation of the Business), whenever incurred (except, in the case of this clause (ii) only, for liabilities expressly retained by Seller under Company Plans that are not Assumed Plans).

(n) Prior to the Closing, any employee notices or communication materials from Purchaser or its Affiliates to the Business Employees, including notices or communication materials with respect to employment, compensation or benefits matters addressed in this Agreement, or related, directly or indirectly, to the Transactions, shall be subject to Seller having a reasonable opportunity to review and comment. Purchaser shall consider Seller’s comments in good faith before transmitting the employee notices or communication materials.

(o) Nothing contained in this Section 6.10, express or implied: (i) shall be construed to establish, amend or modify any benefit or compensation plan, program, agreement or arrangement, (ii) shall subject to compliance with the other provisions of this Section 6.10 alter or limit Purchaser’s or any of its Affiliates’ ability to amend, modify or terminate any particular benefit plan, program, agreement or arrangement after the Closing, (iii) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time, or any right to a particular term or condition of employment, (iv) shall limit the ability of Purchaser or its Affiliates to terminate the employment of any employee at any time and for any or no reason or (v) is intended to confer upon any individual other than a party to this Agreement (including employees, retirees, or dependents or beneficiaries of employees or retirees) any right as a third party beneficiary of this Agreement.

Section 6.11 Key Business Employees. Except as otherwise set forth in Section 6.11 of the Disclosure Letter, as soon as practicable following the date hereof (but in any event no later than five Business Days following the date hereof), Seller shall implement one or more programs (each, a “Key Business Employee Retention Program”) to incentivize certain key Business Employees to remain employed by Seller or its Affiliates throughout the Pre-Closing Period, consistent with the terms set forth in Section 6.11 of the Disclosure Letter.

Section 6.12 Confidentiality. From and after the Closing, Seller shall, and shall cause its Affiliates to, keep confidential and not disclose to any other Person, or use for their own benefit or the benefit of any other Person, any confidential and non-public information regarding Purchaser, any of its Subsidiaries (including the Group Companies) or the Business which Seller or its Affiliates (a) possess as a result of Seller’s historical relationship with the Group Companies (including as a stockholder or other equityholder of any Group Company) or (b) obtain pursuant to Seller’s access and information rights under this Agreement. The obligations under this Section 6.12 shall not apply to information which (i) is or becomes generally available to the public without breach of Seller’s or its Affiliates’ obligations under this Section 6.12, (ii) in the case of information covered by clause (b) above, (A) was in the possession of Seller prior to its disclosure by Purchaser (excluding information covered by clause (a)); provided that such information is not and was not subject to or prohibited from being disclosed pursuant to another confidentiality obligation, (B) becomes known to Seller through a third party who Seller reasonably believes, after reasonable inquiry, is not under any obligation of confidentiality to Purchaser or (C) is independently developed by or for Seller without use of any information provided by on or behalf of Purchaser and not in violation of this Section 6.12 or (iii) is required to be disclosed by applicable Law; provided that, in the case of clause (iii), Seller shall notify Purchaser as early as practicable prior to disclosure to allow Purchaser to take appropriate measures to preserve the confidentiality of such information; provided, further, that the use limitations in this Section 6.12 shall not apply in connection with the Transactions and other matters contemplated by the Ancillary Agreements and the Collaboration Agreement which have their own confidentiality obligations.

Section 6.13 Pre-Closing Transactions. (a) At or prior to the Closing, subject to Section 6.13(b), Seller shall take, or cause to be taken, the actions set forth in Section 6.13(a) of the Disclosure Letter. The transactions described in this Section 6.13(a) are referred to in this Agreement as the “Pre-Closing Transactions”.

(b) If any third party consent is required to effect the Pre-Closing Transactions with respect to any Contract, and such consent is not obtained prior to Closing, then until such consent has been obtained, the Parties shall use reasonable best efforts to enter into reasonable alternative arrangements which shall result in Purchaser receiving substantially all of the benefits and bearing substantially all of the costs, liabilities and burdens with respect to any such Contract until such consent is obtained.

Section 6.14 Post-Closing Payments; Mail Handling.

After the Closing, each of Purchaser and its Affiliates (including the Group Companies), on the one hand, and the Seller Group, on the other hand, shall hold and promptly transfer and deliver to the other Party, from time to time as and when received by them, any cash, checks with appropriate endorsements, mail, packages or other property that they may receive which properly belong to the other Party, and shall account to the other Party for all receipts in respect of any such property. The Parties acknowledge and agree there is no right of offset regarding any such payments and a Party may not withhold funds received from third parties for the account of the other Party in the event there is a dispute regarding any other issue under any this Agreement or any of the Ancillary Agreements.

Section 6.15 Non-Solicit and No-Hire of Employees; Non-Competition. (a) As a necessary measure to ensure that Purchaser realizes the goodwill and associated benefits of the Transactions, for a period of two years following the Closing Date, Seller shall not, and shall cause its controlled Affiliates not to, directly or indirectly (i) solicit for employment or consulting service any individual who was a Business Employee as of the Closing Date (a “Purchaser Restricted Person”), or (ii) hire, whether as a manager, director, officer, employee, contractor, consultant or other individual service provider, any Purchaser Restricted Person; provided that the restrictions contained in this Section 6.15(a) shall not apply to (A) the placement of general advertisements (whether in paper or digital media), conducting any other form of general solicitation or the use of general search firm services that are not targeted towards any Purchaser Restricted Persons and the hiring of any such Purchaser Restricted Persons who respond to such general advertisements, general solicitation or general searches or (B) with respect to any Purchaser Restricted Person from and after the date that is six months after such Purchaser Restricted Person’s employment with the Business ceases (provided that if such Purchaser Restricted Person’s employment is terminated by Purchaser or its applicable Affiliate without cause, such six-month cooling off period shall not apply).

(b) As a necessary measure to ensure that Seller realizes the goodwill and associated benefits of the Transactions, from the date of this Agreement through the Closing Date, Purchaser shall not, and shall cause its controlled Affiliates not to, directly or indirectly (i) solicit for employment or consulting service any employee of the Seller Group about whom Purchaser received information in connection with its evaluation of the Transactions or with whom Purchaser had substantial contact during its evaluation of the Transactions (a “Seller Restricted Person”) or (ii) hire, whether as a manager, director, officer, employee, contractor, consultant or other individual service provider, any Seller Restricted Person; provided that the restrictions contained in this Section 6.15(b) shall not apply to (A) the placement of general advertisements (whether in paper or digital media), conducting any other form of general solicitation or the use of general search firm services that are not targeted towards any Seller Restricted Persons and the hiring of any such Seller Restricted Persons who respond to such general advertisements, general solicitation or general searches or (B) with respect to any Seller Restricted Person from and after the date that is six months after such Seller Restricted Person’s employment with the Seller Group ceases (provided that if such Seller Restricted Person’s employment is terminated by Seller or its applicable Affiliate without cause, such six-month cooling off period shall not apply).

(c) As a necessary measure to ensure that Purchaser realizes the goodwill and associated benefits of the Transactions, for a period of three years following the Closing Date, Seller shall not, and shall cause its controlled Affiliates not to, directly or indirectly, invest in, acquire, own, manage, operate or otherwise engage in any Competing Business other than in connection with exercising its rights under Section 2.1 of the License Agreement with respect to “Licensed Products” in the “Field” (as such terms are defined in the License Agreement); provided that nothing herein shall prevent or restrict:

(i) Seller or any of its Affiliates from acquiring or owning, directly or indirectly, as a passive, non-controlling investor 10% or less of the outstanding securities of any Person;

(ii) Seller or any of its Affiliates from acquiring or owning, directly or indirectly, 5% or less of any class of capital stock of any Person if such stock is publicly traded and listed on any national exchange;

(iii) Seller or any of its Affiliates from acquiring any Persons or businesses (each, an “Acquired Business”) (or an ownership stake therein) that include a Competing Business (the portion that includes such a Competing Business, an “Acquired Competing Business”) and carrying on the Acquired Competing Business if such Acquired Competing Business comprises less than 25% of the revenues of the Acquired Business (measured as of the completed calendar year preceding the year in which the acquisition of the Acquired Business is completed); provided, however, that Seller shall use reasonable best efforts to execute a definitive agreement for the divestiture of the Acquired Competing Business on commercially reasonable terms as soon as reasonably practicable following, and in any event within twelve months of, the acquisition of the Acquired Business; or

(iv) the combination with or acquisition of any equity interests of Seller or any of its Affiliates or the acquisition of assets, operations or a business from Seller or one or more of its Affiliates in an arm’s-length transaction by a Person engaged, directly or indirectly, in a Competing Business or the activities of any such Person or its Affiliates (other than Seller or its controlled Affiliates).

(d) Seller agrees and acknowledges, on behalf of itself and its Affiliates, that (i) Purchaser is relying to its detriment on the covenants set forth in this Section 6.15 in connection with entering into this Agreement and consummating the Transactions, (ii) the enforcement of any covenants set forth in this Section 6.15 against Seller or its Affiliates would not impose any undue burden upon Seller or its Affiliates and (iii) none of the covenants set forth in this Section 6.15 are unreasonable as to duration or scope. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law if any of the provisions of this Section 6.15 were not performed in accordance with their specific terms or were otherwise breached. The Parties therefore agree that each Party shall be entitled to one or more injunctions to prevent breaches of this Section 6.15 and to enforce specifically the terms and provisions of this Section 6.15 without proof of actual damages, this being in addition to any other remedy to which either Party is entitled at law or in equity. Each Party further agrees that (A) no Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6.15(d), and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument, and (B) it will not oppose the granting of such remedy.

(e) The Parties agree that if any court of competent jurisdiction in a final nonappealable Order determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of this Section 6.15 is unreasonable, arbitrary or against public policy, then a lesser time period, geographical area, business limitation or other relevant feature which is determined by such court to be reasonable, not arbitrary and not against public policy shall be enforced against the applicable Party to the maximum extent permitted under applicable Law.

Section 6.16 Intercompany Accounts; Intercompany Arrangements. (a) At or prior to the Closing, all intercompany accounts between any member of the Seller Group, on the one hand, and any Group Company, on the other hand, shall be settled or otherwise eliminated, and to the extent any payment is made to settle or eliminate any such account, such payment shall be made solely in Cash, and no party shall have any further liability with respect thereto. For the avoidance of doubt, intercompany accounts solely between and among any of the Group Companies shall not be affected by this Section 6.16(a).

(b) Effective at the Closing, other than any intercompany accounts governed by Section 6.16(a), the Ancillary Agreements and items set forth in Section 6.16(b) of the Disclosure Letter, all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, by any member of the Seller Group, on the one hand, and any Group Company, on the other hand, shall be terminated without any party having any continuing obligations or liability to the other, except for this Agreement and the Ancillary Agreements.

Section 6.17 Wrong Pockets. (a) If, at any time within 12 months following the Closing, but subject to the Transition Services Agreement, any right, property or asset not predominantly related to or predominantly used in the Business is found to have been transferred to Purchaser in error, either directly or indirectly, Purchaser shall, or shall cause its Affiliates (including the Group Companies) to, transfer, at no cost to Purchaser or its Affiliates, such right, property or asset (and any related liability) as soon as practicable to Seller or its designated Affiliates as directed in writing by Seller.

(b) If, at any time within 12 months following the Closing, but subject to the Transition Services Agreement and excluding any assets in respect of Overhead and Shared Services, any right, property or asset predominantly related to or predominantly used in the Business is found to have been retained by Seller or any of its Affiliates in error, either directly or indirectly, Seller shall, or shall cause its applicable Affiliate to, transfer, at no cost to Purchaser or its Affiliates, such right, property or asset (and any related liability) as soon as practicable to Purchaser or its designated Affiliates as directed in writing by Purchaser.

(c) For all purposes of this Section 6.17, the term “predominantly” shall mean 90% or more.

Section 6.18 Representation and Warranty Insurance. (a) As of the date of this Agreement, Purchaser has entered into a binder agreement (the “Binder Agreement”) with one or more representation and warranty insurers (each, an “Insurer”) (or an agent to the Binder Agreement) that conditionally binds a buyer-side representation and warranty insurance policy (the “Representation and Warranty Insurance Policy”). Seller acknowledges that a true and correct draft of the Binder Agreement was provided to Seller on or prior to the date of this Agreement. Prior to Closing, Seller shall, and shall cause its Affiliates to, use reasonable best efforts to cooperate with Purchaser and its Affiliates with respect to the Representation and Warranty Insurance Policy, including by providing all information reasonably requested by or on behalf of any Insurer. From and after the Closing, Seller shall, and shall cause its Affiliates to, use reasonable best efforts to cooperate with Purchaser in connection with any claim made by Purchaser under the Representation and Warranty Insurance Policy. As promptly as practicable, but in any event not later than two Business Days following the Closing Date, Seller shall deliver, or shall cause to be delivered to Purchaser an electronic copy of the Data Room, as of the Closing Date.

(b) All fees, costs and expenses of the insurance broker(s), underwriter(s) or Insurer(s) actually incurred by Purchaser in connection with obtaining the Representation and Warranty Insurance Policy, including all premiums, underwriting costs, brokerage commissions and other fees and expenses of the Representation and Warranty Insurance Policy shall constitute Shared Expenses.

(c) Purchaser and its Affiliates shall ensure that the Representation and Warranty Insurance Policy shall not include any rights of subrogation, contribution or similar rights against Seller, its Affiliates or any of their respective Representatives, based upon, arising out of or related to this Agreement, or the negotiation, execution or performance of this Agreement, other than in the case of Fraud. Purchaser acknowledges and agrees that neither it nor any of its Affiliates shall enter into any representation and warranty insurance policy that is inconsistent with the foregoing requirements. Purchaser and its Affiliates shall not, and shall not permit any other Person to, terminate, amend, alter or waive any provisions of the Representation and Warranty Insurance Policy with respect to such waiver of subrogation, contribution or similar rights set forth therein in a manner that is adverse to Seller without the prior written consent of Seller.

Section 6.19 Ancillary Agreements. On the Closing Date, each of Purchaser and Seller shall execute and deliver (i) the royalty agreement in the form attached as Exhibit B (the “Royalty Agreement”), (ii) the transition services agreement in the form attached as Exhibit C (the “Transition Services Agreement”), (iii) the license agreement in the form attached as Exhibit D (the “License Agreement”) and (iv) the royalty agreement in the form attached as Exhibit E (the “Single SOMAmer Royalty Agreement”).

Section 6.20 Use of Seller Marks. Neither Purchaser nor any of its Affiliates (including, following the Closing, the Group Companies) shall acquire any rights in, or use, or have the right to use, any Seller Marks except as expressly provided in this Section 6.20 and subject to the terms and conditions hereof. The Group Companies may temporarily continue to use the Seller Marks following the Closing, solely to the extent and in the same manner as used by the Group Companies in the Business immediately prior to the Closing, so long as Purchaser shall, and shall cause each of its Affiliates (including the Group Companies) to, (i) immediately after the Closing, cease to hold itself and its Affiliates out as having any affiliation with Seller or any of its Affiliates and (ii) use reasonable best efforts to minimize and eliminate use of the Seller Marks by the Business from and after the Closing; provided that as soon as practicable after the Closing Date (and in any event within 6 months thereafter), Purchaser shall, and shall cause each of its Affiliates (including the Group Companies) to (A) cease and discontinue use of all Seller Marks and (B) complete the removal of the Seller Marks from all products, signage, vehicles, properties, technical information and promotional or other marketing materials and other assets; provided, further, that products of the Business in finished goods inventory (to the extent the same bear any of the Seller Marks on the Closing Date) may be disposed of without remarking in the ordinary course of business until the date that is 6 months following the Closing Date or until the supply is exhausted, whichever is the first to occur. Any and all goodwill that arises from use of the Seller Marks by shall inure solely to the benefit of Seller and its Affiliates, as applicable.

Section 6.21 Further Assurances. Following the Closing, each Party shall, at the request of the other Party, execute, or cause its Affiliates to execute, such further documents, and perform, or cause its Affiliates to perform, such further acts, as may be reasonably necessary or appropriate to give full effect to the assignment, conveyance, transfer or allocation of rights, benefits, obligations and liabilities contemplated by this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby.

Section 6.22 Specified Actions and Obligations. Seller and Purchaser, as applicable, shall take the actions and comply with the obligations set forth in Section 6.22 of the Disclosure Letter.

ARTICLE VII

Conditions Precedent

Section 7.1 Conditions to Each Party’s Obligation. The respective obligations of each Party to consummate the Transactions shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Regulatory Approval. (i) Any waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated and (ii) each consent, authorization and approval from a Governmental Authority required to be obtained in connection with the consummation of the Transactions as set forth in Section 7.1(a) of the Disclosure Letter shall have been obtained (or, if applicable, the applicable waiting periods shall have expired or been earlier terminated).

(b) No Injunctions or Restraints. No Law or Order enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority after the date of this Agreement (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Transactions or making the consummation of the Transactions illegal.

Section 7.2 Conditions to Obligation of Purchaser. The obligation of Purchaser to consummate the Transactions is further subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Seller set forth in Article III and Article IV of this Agreement (excluding the representations set forth in the following clauses (ii) or (iii)), disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct as of the Closing with the same effect as though made on and as of the Closing (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) the Seller Fundamental Representations (other than the representations and warranties of Seller set forth in Section 3.4 and Section 4.2) shall be true and correct in all material respects as of the Closing with the same effect as though made on and as of the Closing (except to the extent that any such Seller Fundamental Representation expressly speaks as of an earlier date, in which case such Seller Fundamental Representation shall be true and correct as of such earlier date) and (iii) the representations and warranties of Seller set forth in Section 3.4 and Section 4.4(a)(ii) shall be true and correct in all respects as of the Closing with the same effect as though made on and as of the Closing ((x) in the case of Section 4.4(a)(ii), solely with respect to the period covered therein and (y) in the case of Section 3.4, except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(b) Performance of Obligations of Seller. Seller and the Group Companies shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing.

(c) Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect that is continuing as of the Closing Date.

(d) Officer’s Certificate. Seller shall have delivered to Purchaser a certificate of Seller, dated as of the Closing Date and signed by a duly authorized officer of Seller, representing that the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

(e) Remedy Actions. No Restraint shall be in effect imposing a Remedy Action.

(f) Legal Proceedings. There shall not be pending any Legal Proceeding brought by or on behalf of a Governmental Authority under any Regulatory Law that would reasonably be expected to result in any Restraint having the effect of enjoining, restraining, preventing or prohibiting consummation of the Transactions, making the consummation of the Transactions illegal or imposing a Remedy Action.

Section 7.3 Conditions to Obligation of Seller. The obligation of Seller to consummate the Transactions is further subject to the satisfaction (or waiver by Seller) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in Article V, disregarding all qualifications and exceptions contained therein relating to materiality or Purchaser Material Adverse Effect, shall be true and correct as of the Closing with the same effect as though made on and as of the Closing (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Officer’s Certificate. Purchaser shall have delivered to Seller a certificate of Purchaser, dated as of the Closing Date and signed by a duly authorized officer of Purchaser, representing that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

Section 7.4 Frustration of Closing Conditions. Neither Seller nor Purchaser may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s failure to use its reasonable best efforts to consummate the Transactions or due to the failure of such Party to perform any of its other obligations under this Agreement.

ARTICLE VIII

Termination

Section 8.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Closing:

(a) by the mutual written consent of Seller and Purchaser;

(b) by either of Seller or Purchaser if:

(i) the Closing shall not have been consummated on or before 11:59 p.m. New York City time on March 23, 2026 (such date and time, the “Initial Outside Date”, and as may be extended pursuant to this Section 8.1(b)(i), the “Outside Date”); provided that if, as of the Initial Outside Date, the conditions set forth in Section 7.1(a) or Section 7.1(b) (in each case, solely to the extent such Restraint arises under the HSR Act or any other Regulatory Law), Section 7.2(e) or Section 7.2(f) have not been satisfied (but all other conditions set forth in Section 7.1 and Section 7.2 have been satisfied, other than those conditions that by their nature are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing), then such date shall be automatically extended to 11:59 p.m. New York City time on June 22, 2026 (such date and time, the “First Extended Outside Date”); provided, further, that if, as of the First Extended Outside Date, the conditions set forth in Section 7.1(a) or Section 7.1(b) (in each case, solely to the extent such Restraint arises under the HSR Act or any other Regulatory Law), Section 7.2(e) or Section 7.2(f) have not been satisfied (but all other conditions set forth in Section 7.1 and Section 7.2 have been satisfied, other than those conditions that by their nature are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing), then such date shall be automatically extended to 11:59 p.m. New York City time on September 22, 2026 (such date and time, the “Second Extended Outside Date”); provided, further, that if, as of the Second Extended Outside Date, the conditions set forth in Section 7.1(a) or Section 7.1(b) (in each case, solely to the extent such Restraint arises under the HSR Act or any other Regulatory Law), Section 7.2(e) or Section 7.2(f) have not been satisfied (but all other conditions set forth in Section 7.1 and Section 7.2 have been satisfied, other than those conditions that by their nature are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing), then such date shall be automatically extended to 11:59 p.m. New York City time on December 22, 2026; provided, further, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to a Party if the failure of the Closing to have been consummated on or before the Outside Date was primarily due to the failure of such Party to perform any of its obligations under this Agreement; or

(ii) any Restraint having the effect set forth in Section 7.1(b) shall be in effect and such Restraint shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such Party to perform any of its obligations under this Agreement or if such Party shall have failed to comply with its obligations under Section 6.3.

(c) by Purchaser if:

(i) Seller or any of the Group Companies shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b), respectively, and (B) cannot be cured by the Outside Date or, if capable of being cured, shall not have been cured within 30 days following receipt of written notice from Purchaser stating Purchaser’s intention to terminate this Agreement pursuant to this Section 8.1(c)(i) and the basis for such termination; provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if it is then in breach of or has failed to perform its representations, warranties, covenants or other agreements hereunder, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and such breach or failure to perform has not been cured; or

(ii) if any Restraint having the effect set forth in Section 7.2(e) shall be in effect and such Restraint shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(c)(ii) shall not be available to Purchaser if the issuance of such final, non-appealable Restraint was primarily due to the failure of Purchaser to perform any of its obligations under this Agreement or if Purchaser shall have failed to comply with its obligations under Section 6.3; and

(d) by Seller if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b), respectively, and (ii) cannot be cured by Purchaser by the Outside Date or, if capable of being cured, shall not have been cured within 30 days following receipt of written notice from Seller stating Seller’s intention to terminate this Agreement pursuant to this Section 8.1(d) and the basis for such termination; provided that Seller shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if it is then in breach of or has failed to perform its representations, warranties, covenants or other agreements hereunder, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and such breach or failure to perform has not been cured; provided, further, that the failure to deliver the Closing Aggregate Consideration as required hereunder shall not be subject to cure hereunder unless otherwise agreed to in writing by Seller.

Section 8.2 Effect of Termination. (a) In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other Party, specifying the provision of this Agreement pursuant to which such termination is made and the basis therefor described in reasonable detail (the “Termination Notice”), and this Agreement shall forthwith become null and void (other than this Section 8.2 and Article XI (other than Section 11.9 except to the extent it relates to any provisions that are stated to survive termination of this Agreement), all of which shall survive termination of this Agreement), and there shall be no liability hereunder on the part of Purchaser or Seller, their respective Affiliates or their and their Affiliates’ respective current, former or future officers, managers, directors, employees, agents and other Representatives (collectively, “Related Parties”); provided, however, that no Party shall be relieved or released from any liabilities or damages arising out of Fraud or any willful breach of this Agreement. The Confidentiality Agreement and the Clean Team Agreement shall each survive the termination of this Agreement in accordance with their respective terms.

(b) Reverse Termination Fee. In the event this Agreement is validly terminated by (i) Seller or Purchaser pursuant to Section 8.1(b)(i) and, at the time of such termination, one or more of the conditions set forth in Section 7.1(a) or Section 7.1(b) (in each case, solely to the extent such Restraint arises under the HSR Act or any other Regulatory Law), Section 7.2(e) or Section 7.2(f) were not satisfied or waived, (ii) by Seller or Purchaser pursuant to

Section 8.1(b)(ii) as a result of a Restraint arising under the HSR Act or any other Regulatory Law or (iii) by Purchaser pursuant to Section 8.1(c)(ii), and, in the case of each of clauses (i) through (iii), at the time of such termination each other condition set forth in Section 7.1 or Section 7.2 has been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), then Purchaser shall pay to Seller within five Business Days following the non-terminating Party’s receipt of the Termination Notice, by wire transfer of immediately available funds to a bank account designated in writing by Seller, an amount in cash equal to $14,500,000 (the “Reverse Termination Fee”). For the avoidance of doubt, in no event shall Purchaser be required to pay the Reverse Termination Fee on more than one occasion.

(c) In the event the Reverse Termination Fee is payable to Seller pursuant to Section 8.2(b), (x) payment of the Reverse Termination Fee shall constitute the sole and exclusive remedy of Seller against Purchaser and its Related Parties for any losses suffered as a result of the failure of the Transactions to be consummated and (y) upon Purchaser’s payment of the full Reverse Termination Fee (and any other amounts contemplated by Section 8.2(d)), pursuant to this Section 8.2 in circumstances in which the Reverse Termination Fee is payable, none of Purchaser or its Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions; provided that nothing herein shall relieve Purchaser from liability for (or limit the damages to which Seller may be entitled in the case of) Fraud or willful breach of this Agreement. Purchaser acknowledges and agrees that the provisions of this Section 8.2 are reasonable and necessary to protect the legitimate interests of Seller and constitutes a material inducement to Seller to enter into this Agreement and consummate the Transactions and that any payment of the Reverse Termination Fee does not constitute a penalty but is liquidated damages in a reasonable amount that will compensate Seller in circumstances in which the Reverse Termination Fee is payable, which amount would otherwise be impossible to calculate with precision; provided that nothing herein shall relieve Purchaser from liability for (or limit the damages to which Seller may be entitled in the case of) Fraud or willful breach of this Agreement.

(d) If Purchaser fails to pay in a timely manner any amount due pursuant to Section 8.2(c), then (i) Purchaser shall reimburse Seller for all costs and expenses (including disbursements and fees of counsel) incurred in the collection of such overdue amounts, including in connection with any related claims, actions or proceedings commenced and (ii) Purchaser shall pay to Seller the interest on the amounts payable pursuant to Section 8.2(c), from and including the date payment of such amounts was due to but excluding the date of actual payment at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made.

ARTICLE IX

INDEMNIFICATION

Section 9.1 Survival. Except for (1) the Seller Fundamental Representations, each of which shall survive until the expiration of the applicable statute of limitations and (2) the representations and warranties of Purchaser set forth in Section 5.9 and the representations and warranties of Seller set forth in Section 3.8, each of which shall survive indefinitely, the representations and warranties of Seller and Purchaser set forth in this Agreement shall terminate effective as of the Closing and shall not survive the Closing; provided, however, that nothing in this Section 9.1 shall, and shall not be deemed or construed to, waive or release any claim or remedy for Fraud. The covenants and agreements of the Parties contained in this Agreement (i) that are required by their terms to be performed in full prior to the Closing shall survive the Closing and continue in full force and effect until the date that is 12 months after the Closing Date and (ii) that are required to be performed (in full or in part) at or after the Closing shall continue in full force and effect in accordance with their respective terms. The obligations of Seller to indemnify the Purchaser Indemnified Persons (x) pursuant to Section 9.2(a)(i) or Section 9.2(a)(ii) shall survive until the applicable representation, warranty, covenant or agreement terminates pursuant to the foregoing provisions of this Section 9.1 and (y) pursuant to Section 9.2(a)(iv) and Section 9.2(a)(v) shall survive indefinitely. The obligations of Purchaser to indemnify the Seller Indemnified Persons (A) pursuant to Section 9.2(b)(i) shall survive until the applicable covenant or agreement terminates pursuant to the foregoing provisions of this Section 9.1 and (B) pursuant to Section 9.2(b)(ii) shall survive indefinitely. Notwithstanding the foregoing, the obligation of an Indemnifying Person to indemnify the applicable Indemnified Persons in respect of any breach of representation, warranty, covenant or agreement shall survive the time at which it would otherwise terminate pursuant to this Section 9.1, and shall not terminate until finally resolved, if notice of the inaccuracy or breach thereof will have been given to the Indemnifying Person prior to such time in accordance with Section 9.3.

Section 9.2 Indemnification. (a) Subject to the provisions set forth in this Article IX, from and after the Closing, Seller shall indemnify and hold harmless Purchaser and its Affiliates and their respective Representatives (the “Purchaser Indemnified Persons”) from and against any and all losses, damages, costs, charges, expenses (including reasonable attorneys’, accountants’ and other professionals’ fees, disbursements and expenses), settlement payments, awards, judgments, fines or obligations (collectively, “Damages”) incurred or suffered by the Purchaser Indemnified Persons and arising out of or resulting from:

(i) any breach or inaccuracy of any Seller Fundamental Representation as of the date of this Agreement or as of the Closing Date (with the same effect as though such Seller Fundamental Representation is made on and as of the Closing Date (except to the extent that such Seller Fundamental Representation speaks as of an earlier date, in which case as of such earlier date));

(ii) any breach of any covenant or agreement of Seller or, prior to the Closing, any Group Company, contained in this Agreement;

(iii) any liabilities or obligations relating to or arising out of any matter set forth on Section 9.2(a)(iii) of the Disclosure Letter;

(iv) any liabilities or obligations to the extent related to the Seller Business, the Pre-Closing Transactions or the Excluded Employee Liabilities; or

(v) any Taxes of Seller or any of its Affiliates (other than the Group Companies) for which any of the Group Companies is liable under Treasury Regulation Section 1.1502-6 (or any comparable provision of state, local or foreign Law).

(b) Subject to the provisions set forth in this Article IX, from and after the Closing, Purchaser shall indemnify and hold harmless Seller and its Affiliates and their respective Representatives (the “Seller Indemnified Persons”) from and against any and all Damages incurred or suffered by the Seller Indemnified Persons and arising out of or resulting from:

(i) any breach of any covenant or agreement of Purchaser or, following the Closing, any Group Company, contained in this Agreement; or

(ii) any liabilities or obligations to the extent related to the conduct or operation of the Business, whether occurring prior to, at or after the Closing (provided that, for the avoidance of doubt, any indemnification obligation of Seller pursuant to Section 9.2(a)(i) or any reimbursement obligation of Seller pursuant to Section 9.7(b) shall not be considered a liability or obligation within the scope of this Section 9.2(b)(ii)).

Section 9.3 Indemnification Procedures. (a) Any Purchaser Indemnified Person or Seller Indemnified Person (any of them, an “Indemnified Person”) seeking indemnification or reimbursement pursuant to this Article IX shall promptly provide to Seller (if such Indemnified Person is a Purchaser Indemnified Person) or to Purchaser (if such Indemnified Person is a Seller Indemnified Person) (i) a written notice of any claims that it may have pursuant to this Article IX (such notice, a “Claim Notice”, and the recipient of such Claim Notice, the “Indemnifying Person”) and (ii) in the event that there be asserted against any Indemnified Person any written claim or demand by a third-party for which such Indemnified Person may be entitled to indemnification pursuant to this Article IX (a “Third-Party Claim”), a Claim Notice with respect thereto within 15 days following such Indemnified Person’s receipt of such claim (and no fewer than 10 days prior to a scheduled appearance date in a litigated matter); provided, however, that any failure by such Indemnified Person to give such notice will not relieve any indemnification obligations hereunder unless and only to the extent Seller or Purchaser, as applicable, is prejudiced by such failure. Each Claim Notice shall contain the amount or a good faith estimate of the potential Damages (the “Damage Estimate”) against which such Indemnified Person seeks indemnification, to the extent then ascertainable, and a statement that such Indemnified Person is entitled to indemnification pursuant to this Article IX with respect to such potential Damages and a reasonable explanation of the basis therefor. If the applicable Indemnifying Person does not notify the Indemnified Person within 30 days following its receipt of a Claim Notice (other than a Claim Notice with respect to a Third-Party Claim) that the Indemnifying Person disputes such claim or lacks information to evaluate such claim, such claim shall be conclusively deemed a liability for which the Indemnified Person is entitled to indemnification under Section 9.2, and the amount of such claim shall be paid to the Indemnified Person, on demand, solely with respect to Damages actually suffered or incurred prior to delivery of the Claim Notice and described in reasonable detail (including the amounts of such Damages) in the Claim Notice (for the avoidance of doubt, disregarding any Damage Estimates or unknown amounts of Damages in the Claim Notice).

(b) With respect to each Third-Party Claim that is the subject of a Claim Notice, the Indemnifying Person shall be entitled, to the extent permitted by applicable Law and subject to the limitations set forth in Section 9.3(c), to assume and control the defense of such Third-Party Claim, at its own expense, with counsel approved by the applicable Indemnified Person (such approval not to be unreasonably withheld, delayed or conditioned) by notice to such Indemnified Person; provided that Seller shall not be entitled to assume the defense of any Third-Party Claim pursuant to which indemnification is sought solely pursuant to Section 9.2(a)(i) or Section 9.2(a)(v) if (i) the amount in dispute in such Third-Party Claim is reasonably likely to erode the Retention or (ii) if an Insurer under the Representation and Warranty Insurance Policy is entitled to assume the defense of such Third-Party Claim pursuant to the Representation and Warranty Insurance Policy (in each case, so long as Seller has consented to any provisions of or amendments to the Representation and Warranty Insurance Policy that relate to such assumption; it being understood that Seller has consented to the provisions of the Representation and Warranty Insurance Policy as reflected in the Binder Agreement); provided, further, that the Indemnifying Person shall not be entitled to assume the defense of any Third-Party Claim if the Third-Party Claim seeks an Order or other equitable relief or relief for other than money damages against the Indemnified Person except where such equitable relief or other relief is immaterial and incidental to claims for monetary damages. The Indemnifying Person may settle, compromise or offer to settle or compromise any Third-Party Claim that it has elected to assume the defense of but shall not, without the prior written consent of the Indemnified Person (which consent shall not be unreasonably withheld, conditioned or delayed), settle, compromise or offer to settle or compromise any Third-Party Claim on a basis that would result in or would reasonably be expected to result in (A) the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the applicable Indemnified Person or any of its Affiliates, (B) any non-monetary condition or obligation being imposed on the applicable Indemnified Person or any of its Affiliates, (C) any material adverse effect on the business of the applicable Indemnified Person or any of its Affiliates, (D) any admission of fault or liability by any applicable Indemnified Person or any of its Affiliates, (E) an obligation of the Indemnified Person to pay any amount that is not fully indemnified by the Indemnifying Person or (F) loss of coverage under the Representation and Warranty Insurance Policy (so long as Seller has consented to any provisions of or amendments to such policy that relate to settlements; it being understood that Seller has consented to the provisions of the Representation and Warranty Insurance Policy as reflected in the Binder Agreement). Notwithstanding the foregoing, Seller may not settle, compromise or offer to settle or compromise any Third-Party Claim if the Insurer is entitled to consent to such settlement, compromise or offer to settle or compromise under the Representation and Warranty Insurance Policy and such consent shall not have been obtained.

(c) In the event that the Indemnifying Person notifies such Indemnified Person that it desires to defend against a Third-Party Claim, such Indemnified Person shall have the right, but not the obligation, to participate in any such defense and employ separate counsel of its choosing. Such Indemnified Person shall participate in any such defense at its own expense unless, in the reasonable opinion of outside counsel to such Indemnified Person, (i) a conflict or potential conflict (other than by virtue of delivery of a Claim Notice) exists or (ii) one or more defenses are available to such Indemnified Person that are not available to the Indemnifying Person that would make such separate representation advisable, in which case the reasonable attorneys’ fees, disbursements and expenses of such separate representation shall be indemnifiable Damages; provided, however, that no Indemnified Persons shall be entitled to reimbursement for more than one such counsel (plus any appropriate local counsel) in connection with any Third-Party Claim.

(d) In the event that the Indemnifying Person has elected not to control the defense of a Third-Party Claim or does not have a right to control the defense of a Third-Party Claim, the Indemnifying Person shall have no liability with respect to a Third-Party Claim settled or compromised without the Indemnifying Person’s consent (which consent shall not be unreasonably withheld, conditioned or delayed). Subject to the foregoing, for so long as the Indemnifying Person has failed to assume the defense of such Third-Party Claim, the Indemnified

Person will have the right to undertake the defense, compromise or settlement of such Third-Party Claim, in which case the reasonable attorneys’ fees, disbursements and expenses of counsel employed by the Indemnified Person for any period during which the Indemnifying Person has not assumed the defense thereof (other than during any period in which the Indemnified Person shall have failed to give notice of the claim as provided above) may be indemnifiable Damages if provided for in this Article IX; provided, however, that the Indemnified Persons shall not be entitled to reimbursement for more than one such counsel (plus any appropriate local counsel) in connection with any Third-Party Claim.

(e) Purchaser, Seller and the Indemnified Persons shall cooperate in order to ensure the proper and adequate defense of a Third-Party Claim, including by providing access to each other’s relevant business records and other documents and employees. Purchaser, Seller and the Indemnified Persons shall keep each other reasonably informed with respect to the status of such Third-Party Claim as either may request from time to time.

(f) Any action to be taken under this Article IX by any Indemnified Person may be taken by Purchaser on its behalf or the Seller on its behalf, as the case may be. Purchaser and Seller, as the case may be, shall have the right to enforce this Article IX on behalf of any Indemnified Person.

(g) Notwithstanding the foregoing, in the case of any conflict between this Section 9.3 and Section 10.5 with respect to any Tax dispute, the provisions of Section 10.5 shall control.

Section 9.4 Final Resolution. A Claim Notice, any amounts claimed therein and any other matters set forth therein shall be deemed to be “finally resolved” for purposes of this Article IX when (i) such Claim Notice, amounts and matters have been resolved by a written agreement executed by Purchaser and Seller or (ii) such Claim Notice, amounts and matters have been resolved by a final, nonappealable Order of a court of competent jurisdiction or arbitrator with respect to such matter in dispute, or portion thereof.

Section 9.5 Calculation of Damages. (a) The amount of any Damages for which indemnification is provided under this Article IX shall be calculated net of any amounts recovered by the Indemnified Person under any insurance policies (including the Representation and Warranty Insurance Policy) or indemnification or reimbursement rights against third parties, in each case relating to such Damages, net of the costs and expenses incurred in seeking such collection; provided that the amount deemed to be recovered under insurance policies will also be net of the deductible for such policies and any increase in the premium (and retro-premium adjustments) for such policies to the extent arising out of or in connection with such Damages. Purchaser shall use reasonable best efforts to seek recovery under the Representation and Warranty Insurance Policy to the same extent as it would if such Damage were not subject to indemnification hereunder. In the event that an insurance or other recovery is made by any Indemnified Persons with respect to any Damage for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery shall be made promptly to the Indemnifying Person. Notwithstanding anything to the contrary in this Article IX, the Parties agree that no amount shall be due under this Article IX to the extent that it duplicates another amount already paid or accounted for under this Article IX or in the calculation of the final Cash Amount, Indebtedness Amount, Net Working Capital Amount or Transaction Expenses pursuant to Section 2.2.

(b) Notwithstanding anything to the contrary in this Article IX, no Indemnified Person shall be entitled to indemnification under this Article IX for any (i) consequential, incidental or special (including loss of revenue, income or profits) damages (in each case, to the extent reasonably foreseeable), (ii) punitive or exemplary damages or (iii) damages based on a multiple of a financial metric (except, in the case of each of clauses (i) through (iii), to the extent awarded to a third party by a court of competent jurisdiction in connection with a Third-Party Claim).

(c) The Indemnified Persons shall be entitled to the indemnification provided for under this Article IX even if any of them (i) had knowledge at any time of the matter that is later the subject of a claim for indemnity or (ii) waived any of the conditions set forth in Section 7.1 or Section 7.2.

Section 9.6 Mitigation. Each Person entitled to indemnification hereunder shall take reasonable steps to mitigate such Person’s Damages after becoming aware of any event which could reasonably be expected to give rise to any Damages that are indemnifiable or recoverable hereunder or in connection herewith. Each of Purchaser and Seller shall use its reasonable best efforts to cause each other Purchaser Indemnified Person or Seller Indemnified Person, respectively, to comply with this Section 9.6.

Section 9.7 Representation and Warranty Insurance Policy. (a) The Parties acknowledge and agree that Purchaser is entering into the Representation and Warranty Insurance Policy and that the Representation and Warranty Insurance Policy is intended to be a Contract between Purchaser and the Insurer(s) separate and apart from this Agreement. As such, none of the limitations or exceptions set forth in this Article IX shall in any way limit, affect, restrict, modify or impair the ability of Purchaser to make claims under or recover under the Representation and Warranty Insurance Policy. The Parties further acknowledge and agree that the denial of any claim of any Indemnified Person by an Insurer shall not be construed as, or used as evidence that, such Indemnified Person is not entitled to indemnification under this Article IX.

(b) In the event Purchaser makes a claim under the Representation and Warranty Insurance Policy with respect to any breach or inaccuracy of any of the representations or warranties of Seller set forth in Article III and Article IV of this Agreement, and any amount of Damages from such claim are not subject to recovery under the Representation and Warranty Insurance Policy by virtue of, or the amount of recovery is reduced due to, the application of the Retention, then Seller agrees to reimburse Purchaser promptly, upon demand and presentation of documentation evidencing the claim and the application of the Retention, for the amount of such Damages that are in excess of 50% of the Retention until the Retention has been fully eroded (it being understood that (x) the Indemnified Persons shall bear all Damages constituting the first 50% of the Retention and (y) Seller’s obligation under this Section 9.7(b) shall only apply until the Retention is fully eroded and Seller’s aggregate liability under this Section 9.7(b) shall not exceed 50% of the Retention). Notwithstanding anything to the contrary contained in this Agreement or the Representation and Warranty Insurance Policy, to the extent Purchaser fails to bind the Representation and Warranty Insurance Policy or the Representation and Warranty Insurance Policy is terminated, Seller shall have no obligation to reimburse Purchaser with respect to any Retention.

(c) Notwithstanding anything to the contrary contained in this Article IX, except in the case of Fraud, no Indemnified Person shall be able to recover from Seller or any of its Related Parties with respect to any Damages (other than as expressly provided under Section 9.7(b)) so long as recovery under the Representation and Warranty Insurance Policy is available. To the extent any Damages, or any portion thereof, is not recoverable under the Representation and Warranty Insurance Policy for any reason, Indemnified Persons shall have recourse against Seller pursuant to, and in accordance with, this Article IX.

Section 9.8 Remedies. From and after the Closing, except for any rights and remedies (i) pursuant to and in accordance with Article II, (ii) pursuant to Section 11.9 or (iii) under any Ancillary Agreement (other than the certificate delivered pursuant to Section 7.2(d)) or the Collaboration Agreement, the rights to indemnification set forth in this Article IX shall constitute the sole and exclusive monetary remedy of the Parties with respect all matters under this Agreement and any certificate delivered pursuant to this Agreement; provided that the foregoing shall not prejudice or limit any claim or remedy for Fraud.

ARTICLE X

Certain Tax Matters

Section 10.1 Transfer Taxes. All transfer, documentary, sales, use, registration and real property transfer or gains tax, stamp tax, excise tax, stock transfer tax and other similar Taxes with respect to the Transactions (collectively, “Transfer Taxes”) shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Seller; provided that any Transfer Taxes resulting from the Pre-Closing Transactions shall be borne solely by Seller. All Tax Returns with respect to Transfer Taxes shall be filed by the Party required to file the Tax Return under applicable Law, and Purchaser and Seller, as applicable, shall reimburse the filing Party for any Transfer Taxes that are borne by the other Party, respectively, pursuant to this Section 10.1. Purchaser and Seller shall cooperate in timely making all filings, returns, reports and forms as necessary or appropriate to comply with the provisions of all applicable Laws in connection with the payment of such Transfer Taxes and shall cooperate in good faith to minimize the amount of any such Transfer Taxes payable in connection herewith.

Section 10.2 Section 338(h)(10) Election. Purchaser and Seller shall jointly make (or cause their Affiliates, including the applicable Group Companies, to make) a timely election under Section 338(h)(10) of the Code (and any comparable election under applicable state or local Law) with respect to the Transactions (the “Section 338(h)(10) Election”) for each of the Group Companies that are tax resident in the United States. Purchaser and Seller shall each deliver completed and executed copies of all forms necessary to make such election, including IRS Form 8023 and any similar state forms, at the Closing (or following the Closing if otherwise agreed by the Parties), each in form and substance reasonably satisfactory to the other Party. If any changes are required in such forms as a result of information which is first available after such forms are prepared, the Parties shall promptly make such changes.

Section 10.3 Other Tax Matters. (a) The Parties shall, to the extent permitted or required under applicable Law, treat the Closing Date as the last day of the taxable period of the Group Companies for all Tax purposes. The Parties agree that, to the extent permitted under applicable Law, any transactions outside the ordinary course of business on the Closing Date, but after the Closing shall be allocated to Purchaser under the “next day” rule of Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) (or any similar, or analogous rule under state, local or foreign Tax Law that would allocate such items to Purchaser).

(b) As promptly as reasonably practicable, but in any event within 75 days after the Closing Date, Purchaser shall notify Seller if Purchaser determines to make any election under Section 338(g) of the Code with respect any Group Company that is a non-U.S. corporation for U.S. federal income tax purposes.

(c) With respect to any Group Company that is a non-U.S. corporation for U.S. federal income tax purposes, and for which no election under Section 338(g) of the Code is made in respect of the applicable entity, Seller shall be entitled to make an election under Treasury Regulation Section 1.245A-5(e)(3)(i) to close the taxable year of such entity as of the Closing Date for U.S. federal income tax purposes (and any comparable provisions of applicable state, local or non-U.S. Tax Law) (the “245A Election”). If requested by Seller, Purchaser shall cooperate to take all reasonable actions necessary and appropriate (including entering into any agreements and filing such additional forms, returns or other documents as may be required) to effect and preserve the 245A Election in accordance with the provisions of Treasury Regulation Section 1.245A-5(e)(3)(i) (or any comparable provisions of state, local or non-U.S. Tax Law). Purchaser and Seller further agree to file all Tax Returns and any other filings in a manner consistent with this Section 10.4.

Section 10.4 Purchase Price Allocation. (a) The Final Closing Aggregate Consideration (plus any assumed liabilities and other items required to be taken into account for such purpose) shall be allocated among the Shares and the assets of the Group Companies in accordance with the principles of Sections 1060 and 338 of the Code and the Treasury Regulations thereunder and this Section 10.4 (the “Allocation”).

(b) Within 60 days after the determination of the Final Closing Aggregate Consideration, Seller shall deliver to Purchaser a draft of the Allocation (the “Draft Allocation”), together with supporting documentation, to allow Purchaser to review and comment on the Draft Allocation. Purchaser shall review the Draft Allocation and provide Seller with comments within 40 days after the date that Purchaser received the Draft Allocation. Seller shall consider in good faith all of Purchaser’s reasonable comments to the Draft Allocation.

(c) Unless Purchaser objects to the Draft Allocation within the 40 days after the date that Purchaser received the Draft Allocation, the Draft Allocation shall be binding on the Parties without further adjustment, absent fraud or mathematical error (the “Final Allocation”). If Purchaser objects to the Draft Allocation within the 40 days after receiving the Draft Allocation, the disputed items shall be resolved pursuant to Section 10.5 and the resulting allocation shall become the Final Allocation.

(d) Purchaser, Seller and the Group Companies shall file or cause to be filed all Tax Returns in a manner consistent with the Final Allocation and shall not make any inconsistent statement or adjustment on any Tax Return or during the course of any Tax-related matter, or otherwise take any Tax position inconsistent with the Final Allocation, unless required to do so pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or foreign Law); provided that no such determination shall have any effect on the Final Closing Aggregate Consideration and the Parties hereby agree that no adjustment shall be made to any such payment.

(e) If the Final Closing Aggregate Consideration is adjusted pursuant to this Agreement, the Final Allocation shall be adjusted as appropriate and Purchaser and Seller shall cooperate in good faith in making any such adjustments.

Section 10.5 Tax Dispute Resolution. In the event of any disagreement as to any Tax matter covered in this Agreement (other than Third-Party Claims), Purchaser and Seller shall negotiate in good faith for a period of 30 days to resolve such disagreement. In the event any such disagreement cannot be resolved between Purchaser and Seller, such disagreement shall be resolved by an accounting firm of international reputation (or, in the case of a disagreement regarding the valuation of any item reflected in the Allocation, by a valuation firm) mutually agreeable to, and retained by, Purchaser and Seller (any such firm, the “Tax Arbitrator”), and any such determination by the Tax Arbitrator shall be final, absent fraud, mathematical error or failure to make a determination in accordance with this Agreement. The fees and expenses of the Tax Arbitrator shall be borne by Purchaser and Seller in inverse proportion as they may prevail on the disputed items resolved by the Tax Arbitrator. Such proportional allocations shall be determined by the Tax Arbitrator at the time its determination is rendered on the disputed items. If the Tax Arbitrator does not resolve any differences between Purchaser and Seller with respect to a Tax Return at least five days prior to the due date therefor (taking into account any extension of time within which to file that has been granted), such Tax Return shall be filed in a manner consistent with the position of the Party responsible for filing such Tax Return and, to the extent necessary and permitted under applicable Law, amended to reflect the Tax Arbitrator’s resolution. This Section 10.5 shall apply to Tax disputes (other than Third-Party Claims) notwithstanding Section 9.3.

Section 10.6 Cooperation. (a) Following the Closing, each of Purchaser and Seller agrees that it shall cooperate with and make available to the other Party, during normal business hours, all books and records, information and employees (without substantial disruption of employment) retained and remaining in existence after the Closing that are necessary or useful in connection with the preparation and filing of any Tax Returns and the Section 338(h)(10) Election, including the computation and verification of any amounts paid or payable under this Article X (including any supporting workpapers, schedules and documents). The Party requesting any such books, records, information or employees shall bear all out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for salaries and employee benefits) reasonably incurred in connection with providing such books, records, information or employees. Following the Closing, Purchaser shall cause the Group Companies to retain all applicable Tax Returns, books and records and workpapers for Pre-Closing Tax Periods for a period of at least seven years following the Closing Date.

(b) Notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement shall grant any Person the right to (i) receive or obtain any information relating to Taxes or Tax Returns of Seller or any of its Affiliates (or any of its successors or predecessors) or any Consolidated Tax Return other than information relating solely to the Group Companies (which may be provided on a pro forma basis) or (ii) control or participate in any audit or Tax proceeding by any Governmental Authority with respect to Seller or any of its Affiliates or any Consolidated Income Taxes or any Consolidated Tax Return.

Section 10.7 Tax Treatment. The Parties agree that any amount paid under Article IX or Section 2.4 shall be treated as an adjustment to the Final Closing Aggregate Consideration for Tax purposes to the extent permitted by applicable Law.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Release. Effective upon the Closing, except for any rights and remedies (i) pursuant to and in accordance with Article II, (ii) pursuant to and in accordance with Article IX, (iii) pursuant to Section 11.9, (iv) with respect to any covenants or agreements contained in this Agreement that by their terms contemplate performance following the Closing or (v) under any Ancillary Agreement or the Collaboration Agreement, each of Purchaser and Seller waives, on its own behalf and on behalf of its respective Affiliates, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have under applicable Law, whether known or unknown, against the other Party or any of such other Party’s current or former Affiliates or Representatives relating to the operation of the Group Companies or the Business or relating to the subject matter of this Agreement, the Disclosure Letter or the Transactions; provided that the foregoing shall not prejudice or limit any claim or remedy for Fraud. Each Party shall have the right to enforce this Section 11.1 on behalf of any Person that would be benefitted or protected by this Section 11.1 if they were a party hereto. Notwithstanding the foregoing release or anything herein to the contrary, such release shall not be deemed to include any right of Seller arising out of the payment of compensation earned prior to the Closing.

Section 11.2 Fees and Expenses. Except as otherwise expressly provided herein, whether or not the Pre-Closing Transactions or the Transactions are consummated, all fees and expenses incurred in connection with the Transactions and this Agreement shall be paid by the Party incurring or required to incur such fees or expenses; provided that (i) Seller shall be responsible for and shall pay all fees and expenses incurred in connection with the Pre-Closing Transactions and (ii) the Parties shall bear equally any Shared Expenses that are incurred and, with respect to any such Shared Expenses, in the event that the Transactions are not consummated, to the extent any Party actually pays any such fees and expenses in excess of the share thereof that such Party would have been required to bear if the Transactions had been consummated, such Party shall be entitled to reimbursement from the other Party.

Section 11.3 Amendment or Supplement. Subject to compliance with applicable Law, at any time prior to the earlier of the Closing or the termination of this Agreement in accordance with its terms, this Agreement (including the Disclosure Letter) may be amended or supplemented in any and all respects, solely by written agreement of the Parties duly executed and delivered on behalf of each Party by a duly authorized officer of such Party.

Section 11.4 Waiver. At any time prior to the earlier of the Closing or the termination of this Agreement in accordance with its terms, any failure of either Party to comply with any obligation, representation, warranty, covenant, agreement or condition herein may be waived by the other Party (to the extent such other Party is the beneficiary of the applicable obligation, representation, warranty, covenant, agreement or condition). Any such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Neither Party shall be deemed to have waived any claim arising out of this Agreement or any power, right, privilege, or remedy under this Agreement, unless the waiver of such claim, power, right, privilege, or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party by a duly authorized officer of such Party, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 11.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by either Party without the prior written consent of the other Party; provided that Purchaser may assign its right to receive the Shares in whole or in part to one or more of its Affiliates. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 11.5 shall be null and void.

Section 11.6 Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which, when taken together, shall be deemed to be one and the same agreement or document. A signed copy of this Agreement transmitted by email, .pdf, DocuSign or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original executed copy of this Agreement for all purposes. This Section 11.6 shall apply mutatis mutandis to any signed agreement or instrument entered into in connection with this Agreement or contemplated hereby, and any amendments hereto or thereto.

Section 11.7 Entire Agreement; Third-Party Beneficiaries. This Agreement, including the Disclosure Letter and the exhibits and schedules hereto, together with the other instruments referred to herein, including the Confidentiality Agreement, the Clean Team Agreement and the Ancillary Agreements, (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof and (b) except for (i) the rights of the Non-Recourse Parties under Section 11.15, (ii) the rights of Retained Counsel under Section 11.16, (iii) the rights of each Party and their respective Affiliates or Representatives under Section 11.1, (iv) the rights of D&O Indemnitees under Section 6.8, (v) the rights of Indemnified Persons under Article IX and (vi) as otherwise expressly provided herein, is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder.

Section 11.8 Governing Law; Jurisdiction. (a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Other than in connection with any post-Closing adjustments to the Closing Aggregate Consideration (which shall be addressed in accordance with the applicable procedures set forth in Article II), each Party hereto agrees that (i) all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Court of Chancery of the State of Delaware (the “Chancery Court”) and any state appellate court therefrom sitting in New Castle County in the State of Delaware (or, if, but only if, the Chancery Court lacks subject matter jurisdiction over a particular matter, any other state or federal court within the State of Delaware), (ii) it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c) Each Party hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 11.11 shall be effective service of process for any suit or proceeding in connection with this Agreement or any of the Transactions. However, the foregoing shall not limit the right of a Party to effect service of process on the other Party by any other legally available method.

Section 11.9 Specific Enforcement. The Parties agree that immediate, extensive and irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, the Parties agree that, if for any reason Purchaser or Seller shall have failed to perform its obligations under this Agreement or otherwise breached this Agreement, then the Party seeking to enforce this Agreement against such nonperforming Party under this Agreement shall be entitled to specific performance and the issuance of immediate injunctive and other equitable relief without the necessity of proving the inadequacy of money damages as a remedy, and the Parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to and not in limitation of any other remedy to which they are entitled at law or in equity.

Section 11.10 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 11.11 Notices. All notices, requests, claims, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted via email to the email address set forth below (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto) or (c) upon confirmed delivery if being sent by registered mail or by courier or express delivery service, in each case to the Parties at the applicable address set forth below, or such other address or email address as such Party may hereafter specify by like notice to the other Party:

If to Purchaser, to:

Illumina, Inc.

5200 Illumina Way

San Diego, CA 92122

Attention:	Chief Legal Officer
Email:

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Two Manhattan West

375 Ninth Avenue

New York, New York 10001

Attention:	Ting Chen
Daniel Cerqueira
Email:	tchen@cravath.com
dcerqueira@cravath.com

If to Seller, to:

Standard BioTools Inc.

2 Tower Place, Suite 2000

South San Francisco, CA 94080

Attention:	Michael Egholm, Ph.D.
Email:

with a copy (which shall not constitute notice) to:

Freshfields US LLP

3 World Trade Center

175 Greenwich Street

New York, New York 10007

Attention:	Damien Zoubek
Jenny Hochenberg
Email:	damien.zoubek@freshfields.com
jenny.hochenberg@freshfields.com

Section 11.12 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 11.13 Definitions. As used in this Agreement, the following terms shall have the meanings ascribed to them below:

“Accessing Party” shall have the meaning set forth in Section 6.7.

“Accounting Principles” means the accounting methods, policies, practices, procedures, classifications, conventions, categorizations, principles, judgments, assumptions, techniques and estimation methodologies with respect to financial statements, their classification or presentation or otherwise (including with respect to the nature of accounts, level of reserves or level of accruals) set forth on Schedule 1.

“Acquired Business” shall have the meaning set forth in Section 6.15(b).

“Acquired Competing Business” shall have the meaning set forth in Section 6.15(b).

“Acquisition Proposal” means any offer or proposal for, or indication of interest in, a merger, consolidation, stock exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Business or any Group Company, any acquisition of a material portion of the assets of the Business or the Group Companies, taken as a whole, or capital stock of or other equity interests in any Group Company, other than the Transactions.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. For purposes of this Agreement, each Group Company shall be considered (i) an Affiliate of Seller (and not of Purchaser) prior to the Closing and (ii) an Affiliate of Purchaser (and not of Seller) after the Closing.

“Aggregate Purchaser Retention Amount” shall have the meaning set forth in Section 6.11 of the Disclosure Letter.

“Aggregate Seller Retention Amount” shall have the meaning set forth in Section 6.11 of the Disclosure Letter.

“Agreement” shall have the meaning set forth in the preamble.

“Allocation” shall have the meaning set forth in Section 10.4(a).

“Ancillary Agreements” means (i) the Royalty Agreement, (ii) the Transition Services Agreement, (iii) the License Agreement, (iv) the Single SOMAmer Royalty Agreement and (v) such other agreements, documents, certificates and instruments executed and delivered in connection with this Agreement or the Transactions as Seller and Purchaser may mutually agree.

“Anticorruption Laws” shall have the meaning set forth in Section 4.7(a).

“Anti-Money Laundering Laws” shall have the meaning set forth in Section 4.7(c).

“Assumed Plan” means any Company Plan or any portion thereof that (i) is contributed to (or required to be contributed to), maintained or sponsored by any of the Group Companies immediately prior to the Closing or (ii) has assets or liabilities Purchaser has explicitly agreed to assume pursuant to this Agreement or that transfer to Purchaser or its Affiliates under applicable Law as a result of the Transactions.

“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.2(a).

“Base Consideration” means $350,000,000.

“Binder Agreement” shall have the meaning set forth in Section 6.18(a).

“Business” shall have the meaning set forth in the recitals.

“Business Consultant Schedule” shall have the meaning set forth in Section 4.9(u).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in New York, New York are required or authorized by Law to be closed.

“Business Employee” means each employee of Seller and its Affiliates (i) who became an employee of Seller and its Affiliates at the time of, and as a result of, the consummation of any Prior Transaction, excluding those set forth on Section 11.13(a) of the Disclosure Letter (each such employee, an “Excluded Group Company Employee”), (ii) whose employment will transfer to Purchaser or one of its Affiliates on the Closing Date by operation of applicable Law or (iii) who was hired by Seller and its Affiliates, or had his or her duties altered by Seller and its Affiliates, following the consummation of any Prior Transaction for the primary purpose of providing services to the Business.

“Business Employee Schedule” shall have the meaning set forth in Section 4.9(t).

“Business Financial Statements” shall have the meaning set forth in Section 4.3(a).

“Business Permits” shall have the meaning set forth in Section 4.6(c).

“Business Products” means all products and services currently marketed for sale or sold in connection with the Business, all products and services under development for sale in connection with the Business.

“Cash” means (a) unrestricted cash and cash equivalents, net of uncleared checks, drafts, wires or other payments outstanding and (b) cash deposited with third parties to secure real property leases, surety bonds, performance bonds, letters of credit or similar obligations (except to the extent such obligations are drawn). Cash shall be prepared and calculated in accordance with the Accounting Principles. For the avoidance of doubt, Cash (i) shall be calculated without duplication, (ii) including any components thereof, may be a negative number and (iii) shall not include any amounts included in the calculation of the Net Working Capital Amount.

“Cash Amount” means, with respect to the Group Companies, as of the Reference Time, all Cash of the Group Companies on a consolidated basis at such time (but giving effect to any subsequent Cash dividends or distributions and uses of Cash to pay Indebtedness of the Group Companies or Transaction Expenses, in each case subsequent to the Reference Time and prior to the Closing). Cash Amount shall be prepared and calculated in accordance with the Accounting Principles. For the avoidance of doubt, Cash Amount (i) shall be calculated without duplication, (ii) including any components thereof, may be a negative number and (iii) shall not include any amounts included in the calculation of the Net Working Capital Amount.

“Chancery Court” shall have the meaning set forth in Section 11.8(b).

“Change in Control Payments” means the aggregate amount of all “single-trigger” sale, change of control, transaction, retention, termination, severance or other similar bonuses or payments that are payable by any Group Company to any Person solely as a result of the Transactions (including the Aggregate Seller Retention Amount, but excluding the Aggregate Purchaser Retention Amount), together with any employer-paid portion of any employment and payroll Taxes (including social security or similar contributions) related thereto, in each case, that remain unpaid as of immediately prior to the Closing, excluding, for the avoidance of doubt, any “double-trigger” payments arising in combination with any other event or as a result of any further action by or on behalf of Purchaser or its Affiliates (including the Group Companies) on or following the Closing; provided that Change in Control Payments shall not be deemed to include any amounts which are required to be paid by (or are actually paid by) or which are the contractual or legal responsibility of any member of the Seller Group.

“Claim Notice” shall have the meaning set forth in Section 9.3(a).

“Clayton Act” means the Clayton Act of 1914, as amended.

“Clean Team Agreement” means that certain Clean Team Agreement, dated as of May 23, 2025, by and between Purchaser and Seller.

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Aggregate Consideration” shall have the meaning set forth in Section 2.1(c).

“Closing Date” shall have the meaning set forth in Section 1.2.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collaboration Agreement” means that certain Collaboration Agreement, dated as of December 31, 2021, by and among the Company, Illumina Cambridge, Ltd. and Purchaser, as amended by that certain First Amendment to Collaboration Agreement, dated as of November 14, 2022, by and among the Company, Illumina Cambridge, Ltd. and Purchaser, that certain Second Amendment to Collaboration Agreement, dated as of June 15, 2023, by and among the Company, Illumina Cambridge, Ltd. and Purchaser, that certain Amendment No. 3 to Collaboration Agreement, dated as of September 21, 2023, by and among the Company, Illumina Cambridge, Ltd. and Purchaser, and that certain Fourth Amendment to Collaboration Agreement, dated as of June 22, 2025, by and among the Company, Illumina Cambridge, Ltd. and Purchaser.

“Company” shall have the meaning set forth in the recitals.

“Company 401(k) Plan” shall have the meaning set forth in Section 6.10(d).

“Company Associate” means any current or former officer, employee, individual independent contractor, individual consultant or director of or to any Group Company, and any other current or former Business Employee.

“Company In-Licensed IP” shall have the meaning set forth in Section 4.11(b).

“Company IP” means all Intellectual Property used in or necessary for the conduct of the Business.

“Company IT System” means all IT Systems used in or necessary for the conduct of the Business.

“Company Leased Real Property” shall have the meaning set forth in Section 4.14(b).

“Company Material Customers” shall have the meaning set forth in Section 4.13(a).

“Company Material Suppliers” shall have the meaning set forth in Section 4.13(b).

“Company Owned IP” means all Intellectual Property owned or purported to be owned by, or exclusively licensed to, any Group Company.

“Company Plans” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each other employee benefit or compensation plan, program, policy, agreement or arrangement, including equity or equity-based plan, bonus or incentive compensation arrangement, retirement or deferred compensation plan, profit sharing plan, severance compensation plan or employment, retention or change in control agreement, for the benefit of one or more current or former Business Employees or any of their respective dependents or any current or former individual consultant or individual independent contractor providing services to any Group Company, that Seller or any of its Subsidiaries or ERISA Affiliates sponsors, maintains or contributes to (or is required to contribute to), or with respect to which Seller or any of its Subsidiaries or ERISA Affiliates has any liability.

“Company Real Estate Lease” shall have the meaning set forth in Section 4.14(b).

“Company Registered IP” means all (i) Company Owned IP that is the subject of an application, certificate, filing, registration or other document issued by, filed with or recorded by any Governmental Authority in any jurisdiction and (ii) Internet domain names, URLs, social media handles, identifiers and accounts and other names and locators associated with Internet addresses and sites, and applications and registrations therefor included in the Company Owned IP.

“Company Sensitive Data” shall have the meaning set forth in Section 4.12(f).

“Company Subsidiary” means a Subsidiary of the Company.

“Competing Business” means any affinity-based proteomics business greater than 100 plex or with aptamers of any plexity, in each case other than a Seller Existing Business.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated January 10, 2025, by and between Purchaser and Seller.

“Consolidated Income Taxes” means any and all federal, state, local or foreign Income Taxes that are paid on an affiliated, consolidated, combined, unitary or similar basis with respect to Tax Returns that include any Group Company, on the one hand, and Seller or any of its Affiliates (other than the Group Companies), on the other hand.

“Consolidated Tax Returns” means any Tax Return with respect to Consolidated Income Taxes.

“Continuing Employee” means each Business Employee who (i) is employed by any Group Company as of immediately prior to the Closing and continues in employment with Purchaser (or an applicable Affiliate, including any Group Company) following the Closing or (ii) is an Offer Employee who accepts an offer of employment from Purchaser (or an applicable Affiliate, including any Group Company) and commences employment with Purchaser or its Affiliates (including any Group Company) upon Closing.

“Contract” means any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, sublease, license, sublicense, contract or other legally binding agreement, whether written or oral.

“D&O Claim” shall have the meaning set forth in Section 6.8(a).

“D&O Indemnitee” shall have the meaning set forth in Section 6.8(a).

“D&O Insurance” shall have the meaning set forth in Section 6.8(c).

“Damage Estimate” shall have the meaning set forth in Section 9.3(a).

“Damages” shall have the meaning set forth in Section 9.2(a).

“Data Protection Regulations” mean all Laws, regulations, legally binding rules or standards issued by Governmental Authorities and any legally binding industry standards and guidelines, in each case, relating to the privacy, protection, security or Processing of Personal Data.

“Data Room” shall have the meaning set forth in Section 11.14.

“DGCL” means the Delaware General Corporation Law.

“Disclosure Letter” shall have the meaning set forth in the preamble to Article III.

“Disqualified Individual” means any Business Employee who is a “disqualified individual” (as defined in Treasury Regulation Section 1.280G-1) with respect to Seller.

“DOL” means the U.S. Department of Labor.

“Draft Allocation” shall have the meaning set forth in Section 10.4(b).

“Environmental Laws” means all applicable Laws relating to pollution or to the protection of the environment, natural resources, human health and safety (as it relates to exposure to hazardous or toxic materials) or endangered or threatened species or biota, including Laws relating to exposure to, or Releases or threatened Releases of, Hazardous Materials and including Laws relating to environmental reporting and disclosure, such as the Emergency Planning and Community Right to Know Act, 42 U.S.C. 11001 et seq.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that is under common control with Seller or any Group Company within the meaning of Section 414(b) or (c) of the Code, and solely with respect to Section 412 of the Code or 302 of ERISA, under Section 414(m) or (o) of the Code.

“Estimated Cash Amount” shall have the meaning set forth in Section 2.1(a)(i).

“Estimated Indebtedness Amount” shall have the meaning set forth in Section 2.1(a)(i).

“Estimated Net Working Capital Amount” shall have the meaning set forth in Section 2.1(a)(i).

“Estimated Transaction Expenses” shall have the meaning set forth in Section 2.1(a)(i).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Excluded Employee Liabilities” shall have the meaning set forth in Section 6.10(l).

“Excluded Group Company Employee” shall have the meaning set forth in the definition of Business Employee.

“Export Control Laws” means the applicable Laws or Orders regulating the export, reexport, import, transit, transfer and brokering of any goods, services, Software or technology, including the International Traffic in Arms Regulations (22 C.F.R. 120 et seq.), the Export Administration Regulations (15 C.F.R. 730 et seq.), the U.K. Export Control Act 2002 and the U.K. Export Control Order 2008, E.U. Council Regulation (EC) No 428/2009, and all other applicable Laws or Orders relating to export controls and import controls.

“FDA” means the U.S. Food and Drug Administration.

“FDCA” means the Federal Food, Drug, and Cosmetic Act, as amended.

“Federal Trade Commission Act” means the Federal Trade Commission Act of 1914, as amended.

“Final Allocation” shall have the meaning set forth in Section 10.4(c).

“Final Closing Aggregate Consideration” shall have the meaning set forth in Section 2.1(d).

“Final Closing Consideration Resolution Period” shall have the meaning set forth in Section 2.2(b).

“First Extended Outside Date” shall have the meaning set forth in Section 8.1(b)(i).

“Fraud” means intentional fraud committed by a Party in the making of a representation or warranty by such Party expressly set forth in this Agreement, any certificate delivered pursuant to this Agreement or any Ancillary Agreement; provided that such intentional fraud shall only be deemed to exist if at the time the representation or warranty was made (a) such Party had actual knowledge of the inaccuracy of such representation or warranty, (b) such Party intended to induce the Party to whom the representation was made to act or refrain from acting in reliance upon it and (c) the other Party acted in reliance on such inaccurate representation or warranty and suffered damages as a result of such reliance; provided, further, that “Fraud” shall not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud) based on negligence or recklessness.

“GAAP” means generally accepted accounting principles in the United States.

“GDPR” means Regulation 2016/679 of the European Parliament and of the Council on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (General Data Protection Regulation).

“Governmental Authority” means any federal, state or local, domestic, foreign or multinational government, court, regulatory, Tax or administrative agency, commission, authority or other governmental instrumentality.

“Governmental Authorization” means (i) any permit, license, certificate, franchise, permission, variance, exception, exemption, approval, order, clearance, registration, qualification, accreditation, or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (ii) any right under any Contract with any Governmental Authority.

“Granting Party” shall have the meaning set forth in Section 6.7.

“Group Companies” shall have the meaning set forth in the recitals.

“Group Company Charter Documents” means the charter or organizational or similar documents of each Group Company.

“Harmful Code” means any “Trojan horse”, “worm”, “virus”, “back door”, “drop dead device”, “time bomb”, “malware”, “vulnerability”, “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, an IT System on which such code is stored or installed; or (ii) compromising the privacy, protection, security or Processing of any data or damaging or destroying any data or file without consent.

“Hazardous Materials” means (a) any substance, material or waste that is listed, defined or otherwise characterized as “hazardous”, “toxic”, “radioactive”, a “biohazard”, a “pollutant”, a “contaminant” or terms of similar meaning or effect under any Environmental Law and (b) any petroleum or its by-products, asbestos, polychlorinated biphenyls, chlorofluorocarbons, hydrofluorocarbons or other ozone-depleting substances, perchlorate and per-and polyfluoroalkyl substances.

“Health Care Laws” means Laws, rules, policies, guidelines and regulations applicable to the Business, its products or its services, including (i) Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395 et seq. (the Medicare statute), (ii) Title XIX of the Social Security Act, 42 U.S.C. §§ 1396 et seq (the Medicaid statute), (iii) the Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b), (iv) the civil False Claims Act, 31 U.S.C. §§ 3729 et seq., (v) the criminal False Claims Act, 18 U.S.C. §§ 286 and 287, (vi) any criminal Laws relating to health care fraud and abuse, including 42 U.S.C. § 1320a-7b(a) and the health care fraud criminal provisions under HIPAA (as defined herein), (vii) the Civil Monetary Penalties Law, 42 U.S.C. § 1320a-7a, (viii) the Physician Payments Sunshine Act, 42 U.S.C. § 1320a-7h, (ix) the exclusion law, 42 U.S.C. § 1320a-7, (x) the Health Information Portability and Accountability Act, as amended by the Health Information Technology for Economic and Clinical Health Act, 42 U.S.C. §§ 17921 et seq., including all implementing regulations (collectively, “HIPAA”), (xi) the FDCA, (xii) the Public Health Service Act, 42 U.S.C. §§ 201 et seq., (xiii) Clinical Laboratory Improvement Amendments of 1988, 42 U.S.C. §§ 263a et seq., (xiv) the regulations promulgated pursuant to such laws and (xv) any similar Laws applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, storage, import, export or disposal of any of the products or services of the Business, in each case as amended.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Inactive Business Employee” shall have the meaning set forth in Section 6.10(h).

“Income Taxes” means all Taxes based on, measured by, or calculated with respect to net income or profits (or branch profits) or other measures similar to net income or profits (or branch profits).

“Indebtedness” means, without duplication, (i) any indebtedness for borrowed money (including the issuance of any debt security), (ii) any indebtedness evidenced by any note, bond, debenture or other debt security, (iii) any obligations for the deferred purchase price of properties or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise, including [***] (other than trade payables and other current liabilities incurred in the ordinary course of business) and any obligations of a Person under any conditional sale or other title retention agreements, (iv) any finance or capital lease obligations classified as such in the Business Financial Statements or which should be classified as such in accordance with the Accounting Principles, (v) any underfunded deferred compensation obligations, unfunded pension or other post-retirement or post-termination benefit liabilities, severance pay and separation benefits relating to terminations prior to the Closing that have not yet been fully paid as of immediately prior to the Closing and, in each case, any employer-paid portion of any employment and payroll Taxes with respect to any of the foregoing, (vi) any net payment obligations under any interest rate or currency swaps, caps or other derivatives or hedging arrangements, to the extent payable if terminated, (vii) any obligations requiring the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar instrument, in each case that has been drawn or claimed against (and not reimbursed), (viii) any guarantees by such Person of the obligations of any other Person of the type referred to in subclauses (i) through (vii) above and any obligations of any other Person of the type referred to in clauses (i) through (vii) above secured by any Lien on any property or assets owned by such Person, whether or not such obligations secured by such Lien have been assumed by such Person, (ix) the Pre-Closing Tax Amount and (x) all accrued interest and prepayment premiums or penalties and breakage costs related to any of the foregoing to the extent triggered by the consummation of the Transactions; provided that the definition of “Indebtedness” shall not include any deferred revenue.

“Indebtedness Amount” means, without duplication, the Indebtedness of the Group Companies on a consolidated basis as of immediately prior to the Closing; provided that, without limiting other liabilities that are not to be included therein, in no event shall the following be considered Indebtedness of the Group Companies: (i) any Indebtedness incurred or arranged by Purchaser or its Affiliates (and subsequently assumed or guaranteed by any Group Company) on or after the Closing Date, (ii) any intercompany balances between the Group Companies, (iii) [***] (iv) any Transaction Expenses or any amounts included in the Net Working Capital Amount or (v) any payments or obligations which are required to be paid by (or are actually paid by) or which are the contractual or legal responsibility of any member of the Seller Group. Indebtedness Amount shall be prepared and calculated in accordance with the Accounting Principles; provided that, to the extent there is any conflict between the Accounting Principles and the definition of “Indebtedness” herein, the definition of “Indebtedness” shall control.

“Indemnified Person” shall have the meaning set forth in Section 9.3(a).

“Indemnifying Person” shall have the meaning set forth in Section 9.3(a).

“Industry Body” shall have the meaning set forth in Section 4.11(i).

“Initial Outside Date” shall have the meaning set forth in Section 8.1(b)(i).

“Insurance Policies” shall have the meaning set forth in Section 4.16.

“Insurer” shall have the meaning set forth in Section 6.18(a).

“Intellectual Property” means all intellectual property or other similar proprietary rights arising under the Laws of any and all jurisdictions throughout the world, including all such rights in and to any (i) (a) patents and patent applications (provisional and non-provisional), including PCT applications, (b) divisionals, continuations, continuations in-part thereof or any other patent application claiming priority, or entitled to claim priority, directly or indirectly to (A) any such patents or patent applications or (B) any patent or patent application from which such patents or patent applications claim, or are entitled to claim, direct or indirect priority, (c) patents issuing on any of the foregoing (including from PCT applications), together with all registrations, reissues, re-examinations, patents of addition, utility models or designs, renewals, substitutions, revisions, provisionals, supplemental protection certificates, inventors’ certificates and disclosures and extensions of any of the foregoing and counterparts thereof and (d) other indicia of ownership of an invention recognized or issued by or filed with any Governmental Authority, (ii) inventions, discoveries, Trade Secrets and other know-how, in all cases, whether or not patented or patentable, in written, electronic or any other form now known or hereafter developed, including articles of manufacture, business methods, compositions of matter machines, methods and processes and new uses for any of the preceding items, (iii) trademarks, service marks, trade dress, trade names, logos, slogans, words, names, symbols, designs, corporate names, doing business designations and other indicia of origin, and all registrations, applications for registration and renewals of the foregoing, and all goodwill associated with the foregoing, (iv) Internet domain names, URLs, social media handles, identifiers and accounts and other names and locators associated with Internet addresses and sites, and applications and registrations therefor, (v) published and unpublished works of authorship, including audiovisual works and collective works (whether or not copyrightable), and copyrights or copyrightable works, including works for hire, rights of authorship, use, publication, reproduction, distribution, performance, transformation, moral rights and rights of ownership of copyrightable works, registrations, applications for registration and renewals of any of the foregoing and all rights to register and obtain renewals, extensions, restorations, reversions, derivatives, translations, localizations, adaptations and combinations of registrations, together with all other interests accruing by reason of copyright Law, including copyrights in Software, mask works and databases, together with all common law rights and moral rights therein, (vi) Software, (vii) improvements, derivatives, modifications, enhancements, revisions and releases relating to any of the foregoing and (viii) instantiations of any of the foregoing in any form and embodied in any media.

“Invoices” shall have the meaning set forth in Section 6.2.

“IRS” means the U.S. Internal Revenue Service.

“IT System” means (i) computers, Software, hardware, firmware, middleware, servers, networks, workstations, routers, hubs, switches, data communications lines, data storage devices, data centers, operating systems and all other information technology and related assets and equipment and (ii) business systems Software or applications (including CRM, ERP, HR, IT support and accounting systems), in the case of each of clauses (i) and (ii), whether used in a defined location or as a cloud-based service or otherwise, and all documentation, including user documentation, manuals and training materials, relating to any of the foregoing.

“Key Business Employee Retention Program” shall have the meaning set forth in Section 6.11.

“Knowledge” means (i) with respect to Seller and any matter in question, the actual knowledge of such matter that the individuals set forth on Section 11.13(c) of the Disclosure Letter under the caption “Knowledge of Seller” have after reasonable inquiry of the individuals who as of the date hereof are officers or employees of Seller and its Subsidiaries (including the Group Companies) and who have primary responsibility for the matter in question and (ii) with respect to Purchaser and any matter in question, the actual knowledge of such matter that the individuals set forth on Section 11.13(c) of the Disclosure Letter under the caption “Knowledge of Purchaser” have after reasonable inquiry of the individuals who as of the date hereof are officers or employees of Purchaser and its Subsidiaries and who have primary responsibility for the matter in question.

“Latest Business Balance Sheet” shall have the meaning set forth in Section 4.3(a).

“Laws” means any foreign, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, statute, ordinance, code, rule, regulation, or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority.

“Legal Proceeding” means any action, suit, litigation, arbitration or similar proceeding (including any civil, criminal, administrative or appellate proceeding) commenced, brought, conducted or heard by or before any court or other Governmental Authority or any arbitrator or arbitration panel.

“License Agreement” shall have the meaning set forth in Section 6.19.

“Liens” means any pledge, hypothecation, lien, charge, license, encumbrance, deed of trust, deed to secure debt, mortgage, easement, right of way, encroachment, conditional sale agreement or other title retention agreement, option, right of first refusal or offer and security interest of any kind or nature whatsoever in or on any asset, property or property interest.

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, alone or in combination, is or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise) or results of operations of the Group Companies, taken as a whole, or the Business; provided, however, that none of the following shall be taken into account in determining whether there has been or is, or would reasonably be expected to be, a Material Adverse Effect: any change, effect, event, occurrence, state of facts or development to the extent attributable to (i) the negotiation, execution, announcement or performance of this Agreement or the pendency or the consummation of the Transactions, including any employee attrition and any impact on revenues or relationships with suppliers, customers or any other Persons having business dealings with the Group Companies or the Business to the extent resulting therefrom, or any Legal Proceeding arising out of this Agreement or the Transactions; (ii) conditions affecting the industry in which the Group Companies and the Business operate, general political or social conditions, the economy as a whole or the financial and capital markets in general (including currency fluctuations and interest rates) or the markets in which the Group Companies and the Business operate; (iii) the existence, issuance or enforcement of any executive orders by the President of the United States relating to trade regulation (including those generally imposing “most favored nation” pricing requirements or other pricing restrictions), tariffs, trade policies, trade restrictions or trade wars; (iv) any action by Seller or the Group Companies that is expressly required by this Agreement, or any failure to take any action that Seller or the Group Companies are expressly not permitted to take under this Agreement (in each case, other than pursuant to Section 6.1(a)); (v) any action or failure to take any action at the written request of Purchaser; (vi) the identity of, or any facts or circumstances relating to, Purchaser or any of its Affiliates; (vii) any change in, or proposed or potential change in, applicable Laws or the interpretation thereof; (viii) any change in GAAP or other accounting requirements or principles or the interpretation thereof; (ix) the failure of the Business to meet or achieve the results set forth in any projection or forecast (provided that this clause (ix) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect)); (x) the commencement, continuation or escalation of a war (whether or not declared), armed hostilities, military activity, sabotage, civil disobedience or terrorism, or any escalation of any such war (whether or not declared), armed hostilities, military activity, sabotage, civil disobedience or terrorism; (xi) tsunamis, earthquakes, floods, hurricanes, tornados or other natural disasters, weather-related events, force majeure events or other comparable events, (xii) epidemics, pandemics or other disease outbreaks or Laws or directives issued by a Governmental Authority in response thereto; or (xiii) any actual or potential sequester, stoppage, shutdown, default or similar event or occurrence by or involving any Governmental Authority; provided, further that, in the case of clauses (ii), (iii), (vii), (viii), (x), (xi), (xii) and (xiii) above, if such change, effect, event, occurrence, state of facts or development disproportionately affects the Group Companies or the Business as compared to other Persons or businesses that operate in the industry in which the Group Companies and the Business operates, then the disproportionate effect of such change, effect, event, occurrence, state of facts or development shall be taken into account in determining whether a Material Adverse Effect has occurred or would be reasonably be expected to occur.

“Material Contracts” shall have the meaning set forth in Section 4.15(c).

“Maximum Amount” shall have the meaning set forth in Section 6.8(d).

“NASDAQ” means the National Association of Securities Dealers Automatic Quotation System.

“Net Working Capital Amount” means (i) current assets (including current non-income Tax assets and excluding current assets constituting Cash and deferred tax assets) of the Group Companies as of the Reference Time (which shall only include the line items set forth on Section 11.13(d) of the Disclosure Letter under the heading “Current Assets”, [* * *] and no other assets), minus (ii) current liabilities of the Group Companies as of the Reference Time (which shall only include the line items set forth on Section 11.13(d) of the Disclosure Letter under the heading “Current Liabilities”, and no other liabilities); provided (A) current assets shall be deemed to include non-current or long term inventory for purposes of the calculation of the Net Working Capital Amount and (B) that, without limiting other liabilities that are not to be included therein, in no event shall the following be considered current liabilities of the Group Companies for purposes of the calculation of the Net Working Capital Amount: (i) any deferred revenue that represents an upfront payment from Purchaser or any of its Affiliates in respect of the Collaboration Agreement, (ii) any income or deferred tax liabilities, (iii) any obligations in respect of uncleared checks outstanding, (iv) any liabilities incurred or arranged by Purchaser or its Affiliates (and subsequently assumed or guaranteed by any Group Company) on or after the Closing Date, (v) any intercompany liabilities between two or more Group Companies, (vi) [* * *]), (vii) any Transaction Expenses or any liabilities constituting Indebtedness or (viii) any payments or obligations which are required to be paid by (or are actually paid by) or which are the contractual or legal responsibility of any member of the Seller Group. Section 11.13(d) of the Disclosure Letter sets forth an illustrative example of the calculation of the Net Working Capital Amount as of the date of the Latest Business Balance Sheet for reference purposes only.

[* * *]

“Non-Recourse Party” means, with respect to either Party, any of such Party’s former, current and future direct or indirect equity holders, controlling Persons, directors, officers, employees, legal counsel, financial advisors, agents, Representatives, Affiliates, members, managers, general or limited partners (or any former, current or future equity holder, controlling Person, director, officer, employee, legal counsel, financial advisors, agent, Representative, Affiliate, member, manager, general or limited partner of any of the foregoing); provided that, for the avoidance of doubt, no Party shall be a Non-Recourse Party.

“Objections Statement” shall have the meaning set forth in Section 2.2(b).

“Off-the-shelf Software” means (i) non-bespoke Software licensed under click-wrap or shrink-wrap agreements or (ii) commercially available Software licensed under off-the-shelf, standard terms.

“Offer Employee” shall have the meaning set forth in Section 6.10(i).

“Open Source Code” means any Software, algorithm, code or data library that is licensed (i) as freeware, shareware, community-source software, open-source software or similar licensing models, (ii) under a license identified as an open source license by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (www.opensource.org/osd) or (iii) under a license or agreement that requires, as a condition of the use, modification or distribution of Software subject to such license or agreement, that such Software or other Software linked with, called by, incorporated, integrated, combined or distributed with or otherwise bundled with such Software be (A) disclosed, distributed, made available, offered, licensed or delivered in source code form, (B) licensed for the purpose of making derivative works, (C) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (D) redistributable at no charge. For the avoidance of doubt, Open Source Code includes Software licensed or distributed under any of the following licenses or distribution model terms: GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), the Artistic License (e.g., PERL), the Mozilla Public License, the BSD License and the Apache License.

“Order” means any order, judgment, award, decision, decree, injunction, ruling, writ or assessment of, or agreement with, any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Outside Date” shall have the meaning set forth in Section 8.1(b)(i).

“Overhead and Shared Services” means any ancillary corporate shared services that are furnished by or on behalf of Seller or any of its Subsidiaries (other than the Group Companies) to both the Business and any other business of Seller or its Subsidiaries, including marketing and brand management, data analytics, information technology systems and application support, telecommunications, end user computing, information security, human resources, compensation and benefits, talent acquisition, learning and development, corporate finance and accounting systems, internal audit and finance controls, regulatory reporting, accounting, financial planning and analysis, treasury, foreign exchange management, bank services, tax, risk management, regulatory compliance and training, corporate insurance, legal, ethics, vendor sourcing and management and real estate, in each case including services relating to the provision of access to information, operating and reporting systems and databases and all hardware and software used in connection therewith.

[* * *]

“Party” means each of Purchaser and Seller, and “Parties” means both Purchaser and Seller.

“Permitted Liens” means any (i) Liens for Taxes or other governmental assessments, charges or claims of payment not yet due and payable or that are being contested in good faith by appropriate Legal Proceedings and for which adequate reserves have been established in accordance with GAAP, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, or other similar Lien arising in the ordinary course of business with respect to liabilities that are not yet due and payable, (iii) zoning, planning, and other limitations and restrictions, including all rights of any Governmental Authority (but not violations thereof), that are not currently violated by and do not impair or interfere with the use of any property affected thereby in any material respect, (iv) Liens that restrict the transfer or assignment of a Contract that is included in the terms of such Contract, (v) Liens with respect to this Agreement and Liens created by the execution and delivery of this Agreement, (vi) Liens which are disclosed on the Latest Business Balance Sheet, or notes thereto, which has been previously provided to Purchaser and (vii) non-exclusive licenses of Intellectual Property granted in the ordinary course of business.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Authority or any department, agency or political subdivision thereof.

“Personal Data” means (i) any data or other information in any media that identifies or, in combination with any other information or data available to any Group Company, is capable of identifying or being linked to an individual, household or device and (ii) any data or other information that constitutes nonpublic personal information, personally identifiable information, personal data, personal information, individually identifiable health information or the like under any applicable Law, including any profiles that relate to an individual, household or device created from inferences drawn from any Personal Data.

“PPACA” shall have the meaning set forth in Section 4.9(i).

“Pre-Closing Period” shall have the meaning set forth in Section 6.1(a).

“Pre-Closing Tax Amount” means the sum, on a jurisdiction by jurisdiction basis, of the aggregate amounts (with the amount for any jurisdiction never being less than zero, except by reason of the amounts in clause (vi) of this definition, which may cause such amount for any jurisdiction (or in the aggregate) to be less than zero) of accrued but unpaid Income Taxes of the Group Companies for a Pre-Closing Tax Period (whether or not such Taxes are due and payable as of the Closing Date), in each case in respect of solely those jurisdictions in which the Company or a Group Company is filing Tax Returns on the Closing Date and solely in respect of a taxable period for which the applicable Tax Return required to be filed has not yet been filed as of the Closing Date determined (i) by excluding any Taxes attributable to any action taken by Purchaser or any of its Affiliates (including any member of the Group Companies) on the Closing Date after the Closing outside the ordinary course of business, (ii) without regard to any deferred Tax assets and liabilities, (iii) on a “closing of the books” basis as if the taxable years of the Group Companies ended on the Closing Date, (iv) by excluding any liabilities for accruals or reserves established or required to be established under GAAP or other similar methodologies for contingent Income Taxes or with respect to uncertain Tax positions, (v) except (A) with respect to Tax Returns not yet filed as of the Closing Date, as required under applicable Law or (B) otherwise provided in this definition, in accordance with the past practices (including reporting positions, elections and accounting methods) of the Company or any Group Company in preparing their Tax Returns, (vi) with regard to any Tax refunds or estimated Income Tax payments for, and overpayments of Income Taxes applied to, in each case, any taxable periods ending on or before the Closing Date and any taxable period beginning on or before the Closing Date and ending after the Closing Date and giving effect to Tax attributes and transaction tax deductions available to actually reduce any such Taxes in such Tax period and (vii) by adjusting for any Straddle Period in accordance with the definition thereof. For the avoidance of doubt, the Pre-Closing Tax Amount shall not include any Consolidated Income Taxes.

“Pre-Closing Tax Period” means a taxable period ending on or prior to the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.

“Pre-Closing Transactions” shall have the meaning set forth in Section 6.13(a).

“Preliminary Closing Statement” shall have the meaning set forth in Section 2.1(a).

“Prior Plan” shall have the meaning set forth in Section 6.10(c).

“Prior Transaction” means, as applicable, (i) that combination of Seller and the Company pursuant to that Agreement and Plan of Merger, dated October 4, 2023, which was consummated on January 5, 2024, or (ii) the acquisition by Seller of the [* * *] pursuant to the [* * *].

“Process” or “Processing” means any operation or set of operations that is performed upon data or information, whether or not by automatic means, including collection, access, acquisition, creation, derivation, recordation, organization, storage, adaptation, modification, alteration, correction, retrieval, maintenance, consultation, use, disclosure, distribution, processing, sharing, dissemination, transmission, transfer, making available, alignment, combination, blocking, storage, retention, deleting, disposal, erasure or destruction.

“Proposed Closing Statement” shall have the meaning set forth in Section 2.2(a).

“Purchaser” shall have the meaning set forth in the preamble.

“Purchaser 401(k) Plan” shall have the meaning set forth in Section 6.10(d).

“Purchaser Cafeteria Plan” shall have the meaning set forth in Section 6.10(e).

“Purchaser Indemnified Persons” shall have the meaning set forth in Section 9.2(a).

“Purchaser Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that is or would, individually or in the aggregate, reasonably be expected to prevent, materially impair or materially delay the consummation by Purchaser of the Transactions.

“Purchaser Restricted Person” shall have the meaning set forth in Section 6.15(a).

“Recall” shall have the meaning set forth in Section 4.6(e).

“Reference Time” means 12:01 a.m. New York City time on the Closing Date.

“Regulatory Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other federal, state or foreign statutes, rules, regulations, Orders, administrative and judicial doctrines and other applicable Laws, including any antitrust, competition or trade regulation laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition or any Laws with respect to foreign investment.

“Related Parties” shall have the meaning set forth in Section 8.2(b).

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, disposal, discharge, leaching or migration into or through the indoor or outdoor environment.

“Remedy Action” shall have the meaning set forth in Section 6.4(d).

“Representation and Warranty Insurance Policy” shall have the meaning set forth in Section 6.18(a).

“Representatives” means, with respect to any Person, the advisors, attorneys, accountants, consultants or other representatives (in each case solely to the extent acting in such capacity on behalf of such Person) retained by such Person or any of its controlled Affiliates, together with directors, managers, officers and employees of such Person and its Subsidiaries. In the case of Purchaser, Purchaser’s Representatives shall not be deemed to include the Insurers and underwriters in respect of the Representation and Warranty Insurance Policy except for purposes of Section 6.6(a).

“Restraints” shall have the meaning set forth in Section 7.1(b).

“Retained Counsel” means Freshfields US LLP.

“Retention” shall have the meaning set forth in the Representation and Warranty Insurance Policy; provided that under no circumstances shall the Retention exceed $1,050,000.

“Reverse Termination Fee” shall have the meaning set forth in Section 8.2(c).

“Royalty Agreement” shall have the meaning set forth in Section 6.19.

“Sanctions” shall have the meaning set forth in Section 4.7(b).

“Sanctions Authority” means (a) the United States, (b) the United Nations Security Council, (c) the European Union or any member state thereof, (d) the United Kingdom or (e) the respective governmental institutions of any of the foregoing, including OFAC, the U.S. Department of Commerce, the U.S. Department of State, any other agency of the U.S. government and His Majesty’s Treasury.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Extended Outside Date” shall have the meaning set forth in Section 8.1(b)(i).

“Section 338(h)(10) Election” shall have the meaning set forth in Section 10.2.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Incident” means any unauthorized loss, theft or Processing of data.

“Seller” shall have the meaning set forth in the preamble.

“Seller Board” shall have the meaning set forth in the recitals.

“Seller Business” means the business and operations of Seller and its Affiliates other than the Business.

“Seller Cafeteria Plan” shall have the meaning set forth in Section 6.10 (e).

“Seller Closing Account” shall have the meaning set forth in Section 2.1(a)(iv).

“Seller Existing Business” means the cytometry by time-of-flight (CyTOF), Olink and Single SOMAmer businesses of Seller.

“Seller Fundamental Representations” means Section 3.1, Section 3.2 (other than Section 3.2(d)(ii) and Section 3.2(d)(iii)), Section 3.4, Section 3.5, Section 4.1, Section 4.2 and Section 4.17.

“Seller Group” means Seller and its Affiliates, other than the Group Companies.

“Seller Indemnified Persons” shall have the meaning set forth in Section 9.2(b).

“Seller Marks” means Standard BioTools and any other name or trademark that incorporates, or is confusingly similar to, Standard BioTools.

“Seller Portion of Shared Expenses” means 50% of the Shared Expenses.

“Seller Restricted Person” shall have the meaning set forth in Section 6.15(b).

“Sengenics Entities” means Sengenics Corporation LLC, Sengenics Corporation Pte Ltd and Sengenics Malaysia.

“Sengenics Malaysia” means Sengenics Sdn Bhd.

[* * *]

“Shared Expenses” means (i) all filing fees under the HSR Act and any other Regulatory Laws or other applicable Laws in connection with the Transactions as provided in Section 6.4(b), (ii) all fees, costs and expenses of the insurance broker(s), underwriter(s) or insurer(s) incurred by Purchaser in connection with obtaining the Representation and Warranty Insurance Policy and (iii) all fees, costs and expenses of the insurance broker(s), underwriter(s) or insurer(s) incurred by Seller in connection with obtaining any D&O Insurance, in the case of each of clauses (ii) and (iii), including all premiums, underwriting costs, brokerage commissions and other fees and expenses. At least seven Business Days prior to Closing, each Party shall deliver to the other Party any information in its possession relating to the foregoing expenses in reasonable detail (including amounts paid, amounts owed and instructions for payments) which may be relevant to the preparation of the Preliminary Closing Statement.

“Shares” shall have the meaning set forth in the recitals.

“Sherman Act” means the Sherman Antitrust Act of 1890, as amended.

“Single SOMAmer” shall have the meaning set forth in the Single SOMAmer Royalty Agreement.

“Single SOMAmer Royalty Agreement” shall have the meaning set forth in Section 6.19.

“Software” means all computer programs, applications, files, firmware, user interfaces, application programming interfaces, diagnostic tools, network tools, software development tools and kits, systems, templates, menus, analytics and tracking tools, compilers, libraries, version control programs, operating systems, including all software implementations of algorithms, models and methodologies for any of the foregoing, whether in source code, object code or other form.

“Special Committee” shall have the meaning set forth in the recitals.

“Specified Transaction Expenses” shall have the meaning set forth in the definition of “Transaction Expenses”.

“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date. In the case of any Taxes that are imposed on or with respect to income, gains, receipts, payroll sales or payments and are payable for a Straddle Period, the portion of such Taxes related to the Pre-Closing Tax Period shall be deemed equal to the amount that would be payable if the relevant Tax period ended on and included the date that is one day before the Closing Date, and in the case of any other Taxes for a Straddle Period, the portion of such Taxes related to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period prior to and including the date that is one day before the Closing Date and the denominator of which is the number of days in such Straddle Period.

“Subsidiary” when used with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person. For purposes of this Agreement, each Group Company shall be considered (i) a Subsidiary of Seller (and not of Purchaser) prior to the Closing and (ii) a Subsidiary of Purchaser (and not of Seller) after the Closing.

“Successor Plan” shall have the meaning set forth in Section 6.10(c).

“Target Net Working Capital Amount” means $43,500,000.

“Tax” or “Taxes” means all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, in each case in the nature of a tax, imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any of the foregoing.

“Tax Arbitrator” shall have the meaning set forth in Section 10.5.

“Tax Return” means any return, report, claim for refund, estimate, information return or statement or other similar document filed or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Notice” shall have the meaning set forth in Section 8.2(b).

“Third Party” means any Person or group other than Purchaser and its Affiliates or Seller and its Affiliates.

“Third-Party Claim” shall have the meaning set forth in Section 9.3(a).

“Trade Secrets” means trade secrets, formulae, know-how, confidential or proprietary information, concepts, ideas, instructions, knowledge, methods, practices, procedures, processes, inventions, discoveries, improvements, protocols, skills, Software, specifications, patterns, techniques, technology, research in progress, algorithms, assembly procedures, data, databases, data collections, designs, drawings, results, schematics, blueprints, flow charts, models, strategies, business and financial and sales and marketing plans, prototypes, technical assistance, testing procedures and testing results, and other technical business, financial, sales and marketing information, including biological, chemical, structural, pharmacological, toxicological, clinical, safety, assay, method of screening, study designs and protocol and related know-how and trade secrets, and manufacturing data, non-clinical information, pre-clinical and clinical data, specifications of ingredients, manufacturing processes, formulation, specifications, sourcing information, quality control and testing procedures and related know-how and trade secrets, in each case, to the extent protected as a trade secret under applicable Law and whether or not embodied in any tangible form.

“Transaction Expenses” means an amount equal to, without duplication, all fees, costs, expenses and other obligations payable or otherwise reimbursable by the Group Companies in connection with the Transactions and the Ancillary Agreements (to the extent unpaid as of immediately prior to Closing), including (i) all fees and expenses of legal counsel, investment bankers, accountants and other similar advisors payable in connection with this Agreement, the Ancillary Agreements and the Transactions by the Group Companies (excluding any Shared Expenses), in each case that have been incurred prior to and that remain unpaid as of immediately prior to the Closing (the “Specified Transaction Expenses”), (ii) all Change in Control Payments and (iii) the Seller Portion of Shared Expenses that remain unpaid as of the Closing or were paid by Purchaser prior to the Closing. To the extent that any Shared Expenses in excess of the Seller Portion of Shared Expenses were paid by Seller or its Affiliates prior to the Closing, such excess amount shall be treated as a reduction in Transaction Expenses for purposes of calculating the Closing Aggregate Consideration and the Final Closing Aggregate Consideration.

“Transactions” shall have the meaning set forth in Section 1.1.

“Transfer Taxes” shall have the meaning set forth in Section 10.1.

“Transition Services Agreement” shall have the meaning set forth in Section 6.19.

“Treasury Regulations” means the United States Department of Treasury regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Valuation Firm” shall have the meaning set forth in Section 2.2(c).

“WARN Act” shall have the meaning set forth in Section 4.9(r).

“willful breach” shall mean a breach of any representation, warranty, covenant or other agreement set forth in this Agreement that is a consequence of an act or failure to act by a party with the actual knowledge that the taking of such act or failure to act would cause, or would reasonably be expected to result in, a breach of this Agreement.

Section 11.14 Interpretation. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. References to “this Agreement”, “hereof”, “herein”, “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement and shall include the Disclosure Letter and all Exhibits, Schedules or other attachments to this Agreement. The Disclosure Letter and all Exhibits, Schedules or other attachments to this Agreement are hereby incorporated in and made a part of this Agreement as if set forth in full herein. All references to “$” and dollars in this Agreement shall mean United States dollars unless otherwise specifically provided. The word “shall” denotes a directive and obligation, and not an option. The word “will” shall be construed to have the same meaning as the word “shall”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “or” shall mean “and/or”. Any references in this Agreement to “the date hereof” refers to the date of execution of this Agreement. When “since” is used in connection with a date, the period covered thereby shall be inclusive of such date. References to “days” shall mean “calendar days” unless expressly stated otherwise. All terms defined in this Agreement shall have such defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein or in any agreement or instrument that is referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes and references to the rules and regulations promulgated thereunder. References to a Person are also to its permitted assigns and successors. The phrase “made available”, when used in reference to anything made available by Seller or any of its Representatives, on the one hand, to Purchaser and its Representatives, on the other hand, shall mean documents (i) uploaded to the electronic data room maintained by or on behalf of Seller or its Representatives for purposes of the Transactions and made accessible to Purchaser and its Representatives (including any “clean team room” or similar depository within such electronic data room) (the “Data Room”) prior to 11:59 p.m. New York City time on the day prior to the date of this Agreement or (ii) publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring either Party by virtue of the authorship of any provision of this Agreement. The information contained in this Agreement and in the Disclosure Letter and the Exhibits and Schedules hereto is disclosed solely for purposes of this Agreement and no information contained herein or therein shall be deemed to be an admission by either Party to any third party of any matter whatsoever (including any violation of Law or breach of contract).

Section 11.15 No Recourse. Notwithstanding any provision of this Agreement or otherwise, the Parties agree on their own behalf and on behalf of their respective Affiliates that no Non-Recourse Party of a Party shall have any liability relating to this Agreement or any of the Transactions except to the extent agreed to in writing by such Non-Recourse Party; provided that this Section 11.15 shall not prejudice or limit any claim or remedy for Fraud.

Section 11.16 Provision Respecting Legal Representation. It is acknowledged by each Party that Seller has retained the Retained Counsel to act as its counsel in connection with the Transactions, that the Retained Counsel has not acted as counsel for Purchaser in connection with the Transactions and that Purchaser does not have the status of a client of the Retained Counsel for conflict of interest or any other purposes as a result of the Transactions. Purchaser and Seller hereby agree, on their own behalf and on behalf of their respective managers, directors, equityholders, members, partners, officers, employees and Affiliates, that, in the event a dispute arises after the Closing between Purchaser or its Affiliates (including the Group Companies), on the one hand, and Seller or any of its Affiliates, on the other hand, the Retained Counsel may represent Seller (or any of its Affiliates) in such dispute, and Purchaser or its Affiliates (including the Group Companies) shall not seek to prevent Retained Counsel from representing Seller (or any of its Affiliates) in such a dispute, even though the interests of Seller (or any of its Affiliates) may be directly adverse to Purchaser or its Affiliates (including the Group Companies), and even though the Retained Counsel may have represented the Group Companies in a matter substantially related to such dispute. Purchaser further agrees that, as to all communications among the Retained Counsel, Seller, the Group Companies or any of their respective Affiliates that relate to the Transactions, the attorney-client privilege (as it relates to the Retained Counsel) and the expectation of client confidence belong to Seller and shall not pass to or be claimed by Purchaser, the Group Companies or any of their respective Subsidiaries. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser, the Group Companies or any of their respective Affiliates, on the one hand, and a third party (other than Seller or any of its Affiliates), on the other hand, after the Closing, the Group Companies may assert the attorney-client privilege to prevent disclosure of confidential communications by the Retained Counsel to such third party or the use thereof by the Retained Counsel in connection with its representation of a party in such dispute; provided, however, that no Group Company may waive such privilege without the prior written consent of Seller. In the event that Seller or any of its Affiliates are named as defendants in a Legal Proceeding brought by a Third Party that relates to any conduct of the Group Companies that occurred prior to the Closing, Seller shall have access to all privileged materials of the Group Companies relating to such conduct insofar as granting such access does not jeopardize the protection of the attorney-client privilege and would not reasonably be expected to result in any losses for Purchaser or any Group Company. The Retained Counsel shall be a third-party beneficiary of this Section 11.16.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered by their authorized officers as of the date first written above.

ILLUMINA, INC.,

By:	/s/ Jacob Thaysen
Name: Jacob Thaysen
Title: Chief Executive Officer

STANDARD BIOTOOLS INC.,

By:	/s/ Michael Egholm
Name: Michael Egholm
Title: President and CEO

[Signature Page to Stock Purchase Agreement]